Exhibit 99.3

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

March 13, 2019

among

OAKTREE CAPITAL GROUP LLC,

OSLO HOLDINGS LLC,

OSLO HOLDINGS MERGER SUB LLC,

BROOKFIELD ASSET MANAGEMENT INC.

and

BERLIN MERGER SUB, LLC

v

SCHEDULES AND EXHIBITS

Schedule A	Required Regulatory Filings/Approvals

Exhibit A	Form of Support Agreement
Exhibit B	Restructuring Steps
Exhibit C	Form of A&R Operating Agreement
Exhibit D	Form and Other Terms of Exchange Agreement
Exhibit E	Terms of TRA Amendment
Exhibit F	OpCo Term Sheet

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 13, 2019, is by and among Oaktree Capital Group LLC, a Delaware limited liability company (the “Company”), Oslo Holdings LLC, a Delaware limited liability company (“SellerCo”), Oslo Holdings Merger Sub LLC, a Delaware limited liability company (“Seller MergerCo”), Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario (“Parent”), and Berlin Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”).  Parent, the Company, SellerCo, Seller MergerCo and Merger Sub are referred to individually as a “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the DLLCA.  Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a subsidiary of Parent;

WHEREAS, immediately following the Merger, Parent, SellerCo and Seller MergerCo intend to effect a merger of SellerCo into Seller MergerCo (the “Subsequent Merger” and, together with the Merger, the “Mergers”) in accordance with this Agreement and the DLLCA.  Upon consummation of the Subsequent Merger, SellerCo will cease to exist;

WHEREAS, the board of directors of the Company (the “Company Board”) has appointed a special committee (the “Special Committee”) comprised solely of independent directors and has fully empowered the Special Committee to, on behalf of, and acting solely in the interests of, the Members holding Class A Units (other than Oaktree Partnership and the Members who are also equity holders of Oaktree Partnership), (i) make such investigations as it deems appropriate, (ii) review and evaluate the terms and conditions, determine the advisability and approve or disapprove of the Contemplated Transactions, (iii) negotiate with Parent or any other party the Special Committee deems appropriate with respect to the terms and conditions of the Contemplated Transactions and, if the Special Committee deems appropriate, but subject to the limitations of Applicable Law, approve the execution and delivery of documents setting forth the Contemplated Transactions on behalf of the Company, (iv) determine whether the Contemplated Transactions negotiated by the Special Committee are fair to, and in the best interests of, the Company and all its Members (other than Oaktree Partnership and the Members who are also equity holders of Oaktree Partnership) and (v) recommend to the Company Board what action, if any, should be taken by the Company Board with respect to the Contemplated Transactions;

WHEREAS, the Special Committee has, by the unanimous vote of all of its members, (i) declared this Agreement and the Merger advisable, fair to, and in the best interests of the Company and the Members of the Company holding Class A Units (other than Parent, Merger Sub and their respective Affiliates, Oaktree Partnership, such Members who are also equity holders of Oaktree Partnership and holders of Restricted Units), (ii) recommended that the Company Board adopt resolutions approving the Merger and declaring that this Agreement and the Merger are advisable, fair to, and in the best interests of the Company and the Members of the Company holding Class A Units (other than Parent, Merger Sub and their respective Affiliates, Oaktree Partnership, such Members who are also equity holders of Oaktree Partnership and holders of Restricted Units), and (iii) recommended that (A) this Agreement be submitted by the Company Board to the Members of the Company for approval and (B) the Company Board recommend that the Members of the Company holding Class A Units (other than Parent, Merger Sub and their respective Affiliates, Oaktree Partnership, such Members who are also equity holders of Oaktree Partnership and holders of Restricted Units) adopt this Agreement;

WHEREAS, the Board, acting upon the recommendation of the Special Committee, has, by the unanimous vote of all of the directors (including, for the avoidance of doubt, all of the Outside Directors (as defined in the Operating Agreement)), (i) determined that it is advisable, fair to, and in the best interests of, the Company and its Members that the Company enter into this Agreement, (ii) adopted, approved and declared advisable this Agreement, the other Transaction Agreements, and the Contemplated Transactions, including the Merger, and all other actions or matters necessary or appropriate to give effect to the foregoing, (iii) subject to Section 6.02, resolved to recommend that the Members adopt this Agreement and approve the Merger and the other Contemplated Transactions (the “Company Board Recommendation”) and (iv) resolved that the adoption of this Agreement and the approval of the Merger and other Contemplated Transactions be submitted for consideration by the Members;

WHEREAS, the board of directors of Parent has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger;

WHEREAS, the sole member of Merger Sub has approved the Merger upon the terms and subject to the conditions set forth in this Agreement, and has adopted this Agreement;

WHEREAS, the Subsequent Merger and the other transactions contemplated by this Agreement have been adopted by SellerCo and Seller MergerCo in accordance with the limited liability company of SellerCo and Seller MergerCo, respectively, and the DLLCA;

WHEREAS, immediately following the execution and delivery of this Agreement, it is anticipated that Oaktree Capital Group Holdings, L.P. (“Oaktree Partnership”), in its capacity as a holder of Class B Units and Class A Units, and Oaktree Capital Group Holdings GP, LLC (“Oaktree GP”) will each enter into the Unitholder Support Agreement in the form attached hereto as Exhibit A (the “Support Agreement”), pursuant to which (i) Oaktree Partnership will, among other things, commit to vote by written consent in support of the adoption of this Agreement and approval of the Merger and (ii) Oaktree GP will, among other things, commit to effect the OCGH Exchange; and

WHEREAS, concurrent with the Closing, it is anticipated that Parent, the Company, Oaktree Partnership and Oaktree GP, will each enter into the Restructuring Agreement in such form as agreed pursuant to Section 8.03 (the “Restructuring Agreement”), pursuant to which the parties will agree to certain post-closing actions relating to the Company Entities.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.         Definitions.  (a)  As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Adjusted Assets Under Management” means, for any Client, as of a particular date of determination, the Base Date Assets Under Management with respect to such Client, as adjusted, in the case of any Revenue Run-Rate determination after the Base Date, (a) to reflect net cash flows with respect to the assets under management with respect to such Client (including any additions, withdrawals, written notices of withdrawal, dividends, distributions and reinvestments of dividends or distributions and interest) that occurred after the Base Date (or, in the case of Person that becomes a Client after the date of this Agreement, such later date as such Person became a Client) through such date of determination, and (b) to exclude any increase or decrease in the applicable assets under management with respect to such Client (including for purposes of calculating any withdrawals and written notices of withdrawals) due to market appreciation or depreciation and any currency fluctuations, in each case, that occurred after the Base Date (or, in the case of Person that becomes a Client after the date of this Agreement, such later date as such Person became a Client) through such date of determination. For purposes of determining the Adjusted Assets Under Management used in calculating the Closing Revenue Run-Rate, Adjusted Assets Under Management shall be deemed to include all amounts that any Client or prospective Client provides a binding written commitment prior to the calculation of the Closing Revenue Run-Rate to place under the management of a Company Entity within sixty (60) days of such commitment.

“Advisers Act” means the Investment Advisers Act of 1940.

“Advisor” means, with respect to any Person, each accountant, broker, investment banker, finder, financial advisor, individual consultant, legal counsel or other similar Person that is or has ever been retained by or authorized to act on behalf of, or is performing or has ever performed services for, such Person.

“Advisers Act Consent” means, for each Fund other than a Registered Fund, a Consent required pursuant to any Investment Advisory Arrangement with such Fund.

“Advisory Services” means investment management, investment advisory, investment sub-advisory or other similar services relating to securities or other financial instruments, commodities, real estate or any other type of asset.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, that no Fund (including a Company Fund), Portfolio Company, or any of their respective Affiliates shall be deemed an “Affiliate” of any Company Entity or their respective Affiliates; provided, further, that the Dublin Entities shall not be deemed an Affiliate of any of the Company Entities; provided, further, that no Parent Fiduciary Entity or any of their Subsidiaries shall be deemed an “Affiliate” of any Parent Entity or their respective Affiliates.  As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“AIFM Directive” means Directive 2011/61/EU of the European Parliament and of the Council of June 8, 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by any European Economic Area member state in connection with such Directive.

“A&R Operating Agreement” means the Fifth Amended and Restated Operating Agreement of the Company, an agreed form of which is attached as Exhibit C.

“Antitrust Law” means all Applicable Law relating to anti-trust, anti-monopoly, merger control or competition.

“Applicable Law” means, with respect to any Person, any supranational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, or such Person’s Subsidiaries.

“Base Date” means February 28, 2019.

“Base Date Assets Under Management” means, for any Client, the assets under management with respect to such Client as of the Base Date, as determined by the Company consistent with past practice excluding any portion of the assets under management attributable to Clients who have provided requests to withdraw or redeem their invested capital, account balance or capital commitments that have been delivered to a Company Entity or Fund as of the date of this Agreement as set forth on Section 1.01(a)(viii) of the Company Disclosure Schedule.

“Base Date Revenue Run-Rate” means the aggregate Revenue Run-Rate for all Clients determined as of the Base Date.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by Applicable Law to close.

“Broker-Dealer Activities” means activities by a Person that would require such Person to register with the SEC as a broker or dealer under the 1934 Act, except activities conducted pursuant to an exemption or other relief from such registration.

“Canadian Securities Administrators” means the securities commission or similar regulatory authority in each province and territory of Canada.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“CFIUS Clearance” shall mean that any of the following shall have occurred: (i) the 45 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the parties shall have received written notice from CFIUS that such review has been concluded and that either the Contemplated Transactions do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such 45 day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties shall have received written notice from CFIUS that either the Contemplated Transactions do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the Contemplated Transactions; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Contemplated Transactions shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Contemplated Transactions.

“CFIUS Notice” shall mean a joint voluntary notice with respect to the Contemplated Transactions prepared by Parent and the Company and submitted to CFIUS in accordance with the requirements of the DPA.

“Class A Unit” means an equity interest in the Company that is a common unit designated as a “Class A Unit” pursuant to the terms of the Operating Agreement, including the Restricted Units unless otherwise stated herein.

“Class B Unit” means an equity interest in the Company that is a common unit designated as a “Class B Unit” pursuant to the terms of the Operating Agreement.

“Client” means any Person to which any Company Entity provides Advisory Services pursuant to an Investment Advisory Arrangement. For the avoidance of doubt, “Client” shall not include any of the Company Entities.

“Client Consent Percentage” means a fraction (expressed as a percentage), the numerator of which is the Closing Revenue Run-Rate and the denominator of which is the Base Date Revenue Run-Rate.

“Closing Revenue Run-Rate” means the aggregate Revenue Run-Rate determined as of a date as close as possible, but in no event more than ten (10) nor less than five (5) Business Days prior to, the Closing Date, it being understood and agreed that the determination of Closing Revenue Run-Rate (a) shall include as Clients all Persons that become Clients after the date hereof and their respective Adjusted Assets Under Management, (b) shall exclude any Non-Consenting Clients and their respective Adjusted Assets Under Management and (c) other than as provided in the definition of “Adjusted Assets Under Management” and the foregoing clauses (a) and (b), be calculated using the same methodology used to calculate the Base Date Revenue Run-Rate.

“Closing Volume-Weighted Average Price” means the volume-weighted average price, rounded to four decimal points, of Parent Class A Shares on the New York Stock Exchange (as reported on Bloomberg L.P. under the function “VWAP”) for the period of the ten (10) consecutive trading days ending on the second full trading day prior to the Effective Time.

“CMA” means the FINRA application submitted by OCMI in accordance with NASD Rule 1017, and any successor rule adopted hereinafter, seeking approval of Contemplated Transactions with respect to OCMI and any documents and exhibits required by FINRA in connection therewith.

“Code” means the Internal Revenue Code of 1986.

“Company Associate” means any current employee, independent contractor or individual consultant who is a natural person, or director, member or manager of or to any of the Company Entities or any Affiliate of any Company Entity.

“Company Contract” means any Contract to which any of the Company Entities is a party.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Employee Plans” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, or (ii) employment, consulting, severance, change in control, transaction bonus, retention, bonus, profit-sharing, equity, equity-based compensation, incentive, deferred compensation, medical, dental, vision, prescription, fringe benefits, life insurance, relocation, disability, sick leave benefits, maternity, post-employment, retirement, supplemental retirement, pension plan, program, agreement, policy, or arrangement, in each case, whether written or unwritten, and whether or not subject to ERISA, that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by any of the Company Entities or their Affiliates, for the current or future benefit of any current or former officer, director, employee, independent contractor or service provider of any of the Company Entities, or with respect to which the Company Entities have or would reasonably be expected to have any Liability (direct or indirect, contingent or otherwise).

“Company Entities” means, collectively, the Company and the Company’s Subsidiaries.

“Company Equity Incentive Plans” means the Oaktree 2007 Equity Incentive Plan, as amended, the Oaktree 2011 Equity Incentive Plan, as amended, and the Oaktree 2008 Phantom Equity Plan, as amended.

“Company Financial Statements” means the audited consolidated balance sheets of the Company Entities as of December 31, 2018 and December 31, 2017 (including, in each case, the notes, if any, thereto).

“Company Fund” means any investment fund or other collective investment vehicle that is a distinct Entity (including any general or limited partnership, corporation, trust or limited liability company, and including each separate portfolio or series of any of the foregoing and whether or not dedicated to a single investor) (a) sponsored or controlled by a Company Entity or (b) for which a Company Entity acts as the principal investment adviser, investment manager, collateral manager, general partner, managing member, manager or in a similar capacity; provided, however, that Company Funds shall not include any Managed Accounts, Sub-advisory Relationships or, for the avoidance of doubt, any Portfolio Companies or Dublin Entities.  The Company Funds (other than Registered Funds) as of the date of this Agreement are set forth on Section 1.01(a)(i) of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that has had a material adverse effect on (a) the financial condition, business or results of operations of the Company Entities, taken as a whole; provided, however, that no Effect shall be deemed to constitute a Company Material Adverse Effect (and shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) to the extent that such Effect results from: (i) changes or prospective changes in GAAP or the interpretation thereof; (ii) changes in economic, political, regulatory, legal or Tax conditions in the United States or any other country or region in which the Company or any of its Subsidiaries has material operations, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates); (iii) changes in conditions generally affecting the industries in which the Company or any of its Subsidiaries operates; (iv) changes or prospective changes in Applicable Law or the interpretation thereof; (v) acts of war (whether or not declared), civil disobedience, military conflict, sabotage, terrorism or the escalation or worsening of any of the foregoing; (vi) any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person; (vii) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (viii) the execution and delivery of this Agreement or the public announcement of this Agreement or the Merger or the other transactions contemplated hereby, including the announcement of the identity of Parent including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, contractors, distributors or employees of the Company and its Subsidiaries, or the performance of this Agreement and the transactions contemplated hereby; (ix) any Legal Proceeding relating to this Agreement or the transactions contemplated hereby arising out of allegations of any breach of fiduciary duty or allegations of violations of Applicable Law; (x) changes in the trading price or trading volume of Class A Units or a credit ratings downgrade or change in ratings outlook (it being understood that any underlying facts giving rise or contributing to such change or downgrade that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (xi) Effects resulting from the exceptions and disclosures set forth in the Company Disclosure Schedule as contemplated by Section 11.05; (xii) any actions or omissions taken pursuant to the written consent of Parent taken (or omitted to be taken) by the Company or any of its Subsidiaries that are required to be taken (or omitted to be taken) pursuant to this Agreement, including any actions required under this Agreement to obtain any approvals, consents, registrations, permits, authorizations and other confirmations under applicable Antitrust Laws for the consummation of the Merger; except, in the case of clauses (i), (ii), (iii) or (iv) of this proviso, to the extent the Company Entities, taken as a whole, are materially and disproportionately impacted thereby relative to other entities operating in the same industry or industries in which the Company Entities operate, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement.

“Company Organizational Documents” means the certificate of formation of the Company and the Operating Agreement, together with all amendments thereto.

“Company Real Property” means any real property covered by a Company Lease under which any of the Company Entities is a lessee.

“Company SEC Documents” means each report, schedule, registration statement, proxy, form, statement or other document filed with, or furnished to, the SEC by the Company, but excluding the Registration Statement and Consent Solicitation Statement.

“Company Units” means any of the Class A Units, Class B Units, Series A Preferred Units or Series B Preferred Units.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018.

“Confidentiality Agreement” means the mutual non-disclosure agreement, dated as of November 9, 2018, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Consenting Client” means each Client whose Consent shall have been obtained or be deemed to be obtained, as applicable, in accordance with Section 8.06(a) (including by Negative Consent).  For the avoidance of doubt, for purposes of calculating the Closing Revenue Run-Rate, (i) no Registered Fund (excluding each Registered Fund subject to a Sub-advisory Relationship that relies on a manager-of-managers exemptive order issued by the SEC) shall be considered a Consenting Client (and therefore shall be deemed a Non-Consenting Client) unless the Fund Board Approval and Fund Shareholder Approval shall have been obtained prior to the date of such calculation in accordance with Section 8.06(a)(ii) hereof and (ii) no Registered Fund subject to a Sub-advisory Relationship that relies on a manager-of-managers exemptive order issued by the SEC shall be considered a Consenting Client (and therefore shall be deemed a Non-Consenting Client) unless the Fund Board Approval shall have been obtained prior to the date of such calculation in accordance with Section 8.06(a)(ii) hereof.

“Contemplated Transactions” means:  (a) all actions and transactions contemplated by this Agreement, including the Merger and the Subsequent Merger; and (b) all actions and transactions contemplated by the other Transaction Agreements.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy or benefit plan, in each case which is legally binding.

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“DDTC” has the meaning set forth in the definition of ITAR Pre-Notification Requirement.

“DLLCA” means the Delaware Limited Liability Company Act.

“DPA” shall mean Section 721 of Title VII of the Defense Production Act of 1950, as amended, and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Dublin Entities” means DoubleLine Capital LP, DoubleLine GP Holdings LP, and each of their funds and affiliates.

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Encumbrance” means any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, assessment, levy, assignment, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, the filing of any financial statement under the Uniform Commercial Code or comparable law of any jurisdiction, option, interference or similar adverse claim of any kind.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Laws” means any Applicable Law relating to pollution, protection of the environment, protection of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to an Entity means any other Entity that, together with such first Entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Agreement” means the Third Amended and Restated Exchange Agreement by and among Parent, the Company, OCM Holdings I, LLC, Oaktree Holdings, Inc., Oaktree AIF

Holdings, Inc., Oaktree Holdings, Ltd., Oaktree Partnership and other parties thereto from time to time, in such form as agreed pursuant to Section 8.03.

“Exchange Ratio” means 1.0770.

“Exchanging Oaktree Partnership Holder” means a holder of limited partnership units in Oaktree Partnership whose units will be subject to the OCGH Exchange.

“Existing Exchange Agreement” means the Second Amended and Restated Exchange Agreement by and among the Company, OCM Holdings I, LLC, Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc., Oaktree Holdings, Ltd., Oaktree Partnership and other parties joined thereto from time to time, dated as of March 29, 2012, as supplemented from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FLSA” means the Fair Labor Standards Act of 1938.

“Foreign Benefit Plan” means each Company Employee Plan that is not subject to U.S. Applicable Law and is maintained primarily in respect of any current or former officers, directors, employees, independent contractors or service providers of any of the Company Entities who are located outside of the United States.

“Fraud” means actual fraud involving a knowing and intentional misrepresentation of a fact, or omission of a fact, in the making of any representation or warranty contained in Articles 4 or 5 of this Agreement, which misrepresentation or omission is material to the transactions contemplated by this Agreement and is made or omitted with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has reasonably relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under Applicable Laws relating to torts.

“FSMA” means the United Kingdom’s Financial Services and Markets Act 2000.

“FTC” means the Federal Trade Commission.

“Fund” means any Company Fund, Managed Account or Sub-advisory Relationship; provided, however, that Fund shall not include, for the avoidance of doubt, any Dublin Entities.

“Fund Document” means as of the date hereof, each partnership agreement, operating agreement, shareholders’ agreement, Investment Advisory Arrangement, offering document or memorandum, placement agreement and any material amendments, modifications, supplements or waivers with respect to any of the foregoing (including any side letters or similar arrangements) (i) related to each Company Fund; and (ii) with respect to each Non-Controlled Fund, to which the Company Entities is a party.

“Fundamental Representations” means (a) with respect to the Company, the representations and warranties set forth in Section 4.01 (other than Section 4.01(c)) (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.03 (Binding Nature of Agreement), Section 4.06(c) and Section 4.06(d) (Capitalization) and Section 4.28 (Brokers’

Fees) and (b) with respect to Parent, the representations and warranties set forth in Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization; Binding Nature of Agreement), Section 5.06(b) (Capitalization) and Section 5.12 (Brokers’ Fees).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any:  (a) transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof or (b) Self-Regulatory Organization.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to Applicable Law or (b) right under any Contract with any Governmental Authority, and shall also include the expiration of the waiting period under the HSR Act and any required approval or clearance of any Governmental Authority pursuant to any foreign Antitrust Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Identified Funds” means those Funds identified as an “Identified Fund” on Section 4.16 of the Company Disclosure Schedule.

“IFRS” means international financial reporting standards as promulgated by the International Accounting Standards Board.

“Incentive Income” means the aggregate of any “carried interest,” “incentive allocation,” “performance allocation,” or similar items of compensation or gain earned (directly or indirectly) by any Company Entity based on the cumulative performance of a Fund or any other investment vehicle over a specified period of time. Incentive Income is generally recognized at the end of the period when the amounts are contractually payable or crystalized and are no longer subject to clawback.

“Intellectual Property” means all of the following in any jurisdiction throughout the world and all rights, title and interest in, to, under or in respect of the following arising under any Applicable Law:  (a) patents and patent applications, and all reissues, divisionals, renewals, extensions, provisionals, reexaminations, continuations, continuations-in-part, substitutes and extensions of each of the foregoing, and invention disclosures (“Patents”); (b) trademarks, trade names, service marks, trade dress, corporate names, fictitious business names, logos, slogans and other source or business identifiers, and all registrations, applications, renewals and extensions of any of the foregoing, together with all goodwill associated with each of the foregoing and all common law rights therein (“Trademarks”); (c) Internet domain names; (d) copyrights, works of authorship and moral and economic rights of authors, however denominated, and all registrations, applications, renewals, extensions and reversions of any of the foregoing (“Copyrights”); (e) trade secrets, confidential information, know-how and inventions (whether or not patentable), including those trade secrets defined in the Uniform Trade Secrets Act and under any similar foreign statutory and common law, non-public business information, processes, formulae, customer lists, business and marketing plans and marketing information (“Trade Secrets”); (f) computer software (including source code and executable code), proprietary rights in data, databases, documentation and technology; and (g) any similar or equivalent property or rights to any of the foregoing.

“Investment Advisory Arrangement” means a Contract under which any Company Entity performs Advisory Services for any Fund or any other Person (other than any Company Entity).

“Investment Company Act” means the Investment Company Act of 1940.

“Investment Company Act Consent” means, for each Registered Fund, a Consent required or contemplated pursuant to the Investment Company Act.

“Investor Waiver” means each Consent (other than an Advisers Act Consent or Investment Company Act Consent) required to prevent or waive any put right, right of redemption, termination of the investment period, termination of the fund or default materially adverse to the Company Entities pursuant to any Fund Document.

“IRS” means the United States Internal Revenue Service.

“ITAR” means the International Traffic in Arms Regulations, as set forth in 22C.F.R. Parts 120 to 130.

“ITAR Pre-Notification Requirement” means the submission by the Company of any required notice (including all required accompanying materials) to the Directorate of Defense Trade Controls (“DDTC”) via registered, overnight mail and email at least 60 days in advance of the Acceptance Time, as provided for in 22 C.F.R. § 122.4(b) and DDTC’s 60-Day Notice Guidance.

“IT Systems” means all computer systems, servers, network equipment and other computer hardware used, owned, leased or licensed by any of the Company Entities.

“Knowledge of the Company” means, the actual knowledge of the individuals listed on Section 1.01(a)(ii) of the Company Disclosure Schedule following reasonable inquiry.

“Knowledge of Parent” means, the actual knowledge of Justin Beber and Nicholas Goodman, following reasonable inquiry.

“Latest Balance Sheet” means the audited consolidated balance sheets of the Company Entities as of December 31, 2018 (including, in each case, the notes, if any, thereto).

“Latest Balance Sheet Date” means the date of the Company’s Latest Balance Sheet.

“Leases” means any lease, sublease or other agreement under which any Person:  (a) leases, uses, occupies or has the right to use or occupy, any real property, or (b) grants to a third party any right to lease, use or occupy any real property.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry,

audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liability” means any debt, claim, demand, commitment, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, alleged, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), including all costs and expenses relating thereto, regardless of whether such debt, claim, demand, commitment, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP or IFRS or disclosed in the notes thereto and regardless of whether such debt, claim, demand, commitment, obligation, duty or liability is immediately due and payable.

“Licensed Intellectual Property” means all Intellectual Property used, held for use or practiced by any of the Company Entities (other than Owned Intellectual Property).

“Made Available to the Company” means that such information, document or material was:  (a) publicly available on either the SEC’s EDGAR database or on the SEC’s IAPD database by Parent in un-redacted form prior to the execution of this Agreement; (b) subject to Applicable Law, delivered to the Company or the Company’s Representatives via electronic mail or other electronic form (e.g., thumb drive) or in hard copy form prior to the execution of this Agreement; or (c) subject to Applicable Law, made available for review by the Company or the Company’s Representatives prior to the execution of this Agreement in the virtual data room maintained by Parent with Intralinks in connection with the Contemplated Transactions.

“Made Available to Parent” means that such information, document or material was:  (a) publicly available on either the SEC’s EDGAR database or on the SEC’s IAPD database by the Company in un-redacted form prior to the execution of this Agreement; (b) subject to Applicable Law, delivered to Parent or Parent’s Representatives via electronic mail or other electronic form (e.g., thumb drive) or in hard copy form prior to the execution of this Agreement; or (c) subject to Applicable Law, made available for review by Parent or Parent’s Representatives prior to the execution of this Agreement (i) in the virtual data room maintained by the Company with Intralinks in connection with the Contemplated Transactions or (ii) at the offices of Simpson, Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.

“Managed Account” means any investment account that is owned by a Client (or any nominee of such Client) and in respect of which a Company Entity provides Advisory Services for compensation on a discretionary or non-discretionary basis; provided, however, that a Managed Account does not include a Company Fund or a Sub-advisory Relationship. For the avoidance of doubt, solely as used in this definition, a “Client” shall include any investment fund or collective investment vehicle sponsored or managed by an investment adviser that is not a Company Entity in respect of which a Company Entity provides Advisory Services for compensation.  Each of the Managed Accounts with assets under management in excess of $100,000,000 as of the date of this Agreement are set forth on Section 1.01(a)(iv) of the Company Disclosure Schedule.

“Maximum Cash Unit Number” means (a) the aggregate number of Class A Units and SellerCo Units (other than Excluded Class A Units and Excluded SellerCo Units) issued and outstanding immediately prior to the Effective Time (b) multiplied by 50%.

“Member” shall have the meaning set forth in the Operating Agreement.

“Minimum Net Capital” shall mean, as of the Closing, an amount equal to the greatest of (a) 120% of OCMI’s required minimum net capital, (b) 10% of the OCMI’s aggregate indebtedness, with each of (a) and (b) calculated in accordance with Rule 15c3-1 under the 1934 Act based on the amount of excess net capital and deductions reported in OCMI’s then most recently filed Form X-17A-5, and (c) the minimum amount of net capital required by FINRA to be held by OCMI as of the Closing (calculated without regard to any capital required to fund any activities of OCMI after the Closing other than the continuation of the activities it conducted with respect to its business prior to the Closing Date), plus, in each case, $25,000;

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Non-Consenting Client” means each Client other than a Consenting Client.

“Non-Controlled Funds” means each Managed Account and each Sub-advisory Relationship.

“Note Purchase Agreements” means (a) the Note and Guaranty Agreement, dated as of July 11, 2014, by and among Oaktree Capital Management, L.P., Oaktree Capital I, L.P., Oaktree Capital II, L.P. and Oaktree AIF Investments, L.P., and each of the purchasers party thereto, (b) the Note and Guaranty Agreement, dated as of July 12, 2016, by and among Oaktree Capital Management, L.P., Oaktree Capital I, L.P., Oaktree Capital II, L.P. and Oaktree AIF Investments, L.P. and each of the purchasers party thereto and (c) the Note and Guaranty Agreement, dated as of November 16, 2017, by and among Oaktree Capital Management, L.P., Oaktree Capital I, L.P., Oaktree Capital II, L.P. and Oaktree AIF Investments, L.P. and each of the purchasers party thereto.

“NYSE” means the New York Stock Exchange.

“OCGH Exchange” means the transactions contemplated by Article V of the Support Agreement.

“OFAC Sanctions Programs” means any program whereby OFAC prohibits or broadly restricts, on a territory-wide basis, most dealings by U.S. persons with the government of or persons located in a particular territory, which territories currently consist of Cuba, Iran, North Korea, Syria, and the Crimea Region of Ukraine.

“Operating Agreement” means the Fourth Amended and Restated Operating Agreement of the Company, dated as of May 17, 2018.

“Order” means any order, writ, injunction, judgment or decree.

“Oaktree Partnership Agreement” means that certain Fifth Amended and Restated Limited Partnership Agreement entered into as of November 10, 2015 by and among Oaktree Capital Group Holdings GP, LLC and each Limited Partner party thereto.

“Oaktree Partnership Units” means the limited partner units of the Oaktree Partnership.

“Oaktree OpCo Unit” means an equity interest in a Subsidiary of the Company directly held by Oaktree  Partnership.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Entities, including all Registered Company Owned Intellectual Property.

“Parent Class A Shares” means the Class A Limited Voting Shares of Parent.

“Parent Clients” has the meaning set forth in the definition of Parent Fiduciary Entities.

“Parent Disclosure Document” means each report, schedule, registration statement, proxy, form, statement or other document filed with, or furnished to, the SEC or the Canadian Securities Administrators by Parent or any of its Subsidiaries, other than any Parent Listed Entity.

“Parent Entities” means, collectively, Parent and Parent’s Subsidiaries.

“Parent Fiduciary Entities” means (i) any investment fund, permanent capital vehicle, or other collective investment vehicle that is a distinct Entity, any separately managed account and any sub-advisory relationship: (a) sponsored or controlled by a Parent Entity or (b) for which a Parent Entity acts as the investment adviser, investment manager, collateral manager, general partner, managing member, manager or in a similar capacity (including, for the avoidance of doubt,  Brookfield Property Partners L.P., a Bermuda limited partnership, Brookfield Infrastructure Partners L.P., a Bermuda limited partnership, Brookfield Business Partners L.P., a Bermuda limited partnership, and Brookfield Renewable Partners L.P., a Bermuda limited partnership) (the items described in this clause (i) being referred to as “Parent Clients”), (ii) any Entity formed for the purpose of facilitating an investment by a Parent Client, such as a feeder fund, blocker, or alternative investment vehicle, (iii) any direct or indirect  investments made by any Parent Clients or the Entities described in clause (ii), any direct and indirect issuers of such investments, and the subsidiaries of such issuers, and (iv) and investments or co-investments made by a Parent Entity in or alongside any of the Entities or accounts described in clauses (i), (ii) and (iii) above.

“Parent Material Adverse Effect” means any Effect that has had a material adverse effect on (a) the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that no Effect shall be deemed to constitute a Parent Material Adverse Effect (and shall not be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) to the extent that such Effect results from:  (i) changes or prospective changes in IFRS or the interpretation thereof; (ii) changes in economic, political, regulatory, legal or Tax conditions in the United States, Canada or any other country or region in which Parent or any of its Subsidiaries has material operations, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates); (iii) changes in conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; (iv) changes or prospective changes in Applicable Law or the interpretation thereof; (v) acts of war (whether or not declared), civil disobedience, military conflict, sabotage, terrorism or the escalation or worsening of any of the foregoing; (vi) any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person; (vii) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); (viii) the execution and delivery of this Agreement or the public announcement of this Agreement or the Merger or the other transactions contemplated hereby, including the announcement of the identity of the Company including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, contractors, distributors or employees of Parent and its Subsidiaries, or the performance of this Agreement and the transactions contemplated hereby; (ix) any Legal Proceeding relating to this Agreement or the transactions contemplated hereby arising out of allegations of any breach of fiduciary duty or allegations of violations of Applicable Law; (x) changes in the trading price or trading volume of Parent Class A Shares or a credit ratings downgrade or change in ratings outlook (it being understood that any underlying facts giving rise or contributing to such change or downgrade that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); or (xi) any actions or omissions taken pursuant to the written consent of the Company, taken (or omitted to be taken) by Parent or any of its Subsidiaries that are required to be taken (or omitted to be taken) pursuant to this Agreement, including any actions required under this Agreement to obtain any approvals, consents, registrations, permits, authorizations and other confirmations under applicable Antitrust Laws for the consummation of the Merger; except in the case of clauses (i), (ii), (iii) or (iv) of this proviso, to the extent Parent or any of its Subsidiaries, taken as a whole, are materially and disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Parent or any of its Subsidiaries operate, or (b) the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Permitted Distributions” means

(i)                                     regular quarterly distributions declared and paid in the ordinary course of business prior to the Closing on Series A Preferred Units and the Series B Preferred Units;

(ii)                                  a distribution on Class A Units, declared in respect of the first calendar quarter of 2019 and paid in the second calendar quarter of 2019, in an amount not in excess of $1.05 per Class A Unit;

(iii)                               a distribution from a Company Subsidiary to the Oaktree Partnership per Oaktree OpCo Unit, declared in respect of the first calendar quarter of 2019 and paid in the second calendar quarter of 2019, in an amount that, when aggregated with all other such distributions from the Company’s Subsidiaries, is not in excess of $1.11; and

(iv)                              if the Closing has not occurred on or prior to September 30, 2019:

(A)                               quarterly distributions in respect of the third quarter of 2019 (to be paid in the fourth quarter of 2019) and each quarter thereafter, declared and paid on Class A Units, in a dollar amount per quarter not to exceed $0.67 per Class A Unit; and

(B)                               quarterly distributions in respect of the third quarter of 2019 (to be paid in the fourth quarter of 2019) and each quarter thereafter, declared and paid by the Company’s Subsidiaries to the Oaktree Partnership per Oaktree OpCo Unit, in a dollar amount per quarter that, when aggregated with all other such distributions per Oaktree OpCo Unit from the Company’s Subsidiaries in respect of such quarter, does not exceed $0.74;

provided, that the distributions pursuant to this clause (iv) shall be limited to the extent such Class A Unit and Oaktree Partnership distributions require the aggregate amount distributed from the Company’s Subsidiaries in respect of Oaktree OpCo Units to exceed 85% of all distributable earnings for the fiscal quarter to which such distribution relates, determined in the ordinary course of business and in accordance with the Company’s Cash Distribution Policy described in the Company 10-K; and

provided further, that any quarterly distributions in respect of the first quarter of 2020 (to be paid in the second quarter of 2020) shall not be in a dollar amount that is less than the aggregate per Class A Unit amount or the aggregate per Oakree Opco Unit amount, as applicable, of Incentive Income recognized during fiscal year 2019 that relates to tax distributions from Funds (if any), which for the avoidance of doubt may exceed the caps set forth in clauses (A) and (B) above, as applicable, or the first proviso above and, in such event, the quarterly distribution in respect of the first quarter of 2020 shall be capped at the per unit amount of Incentive Income recognized during fiscal year 2019 that relates to tax distributions from Funds.

“Permitted Encumbrance” means:  (a) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate Legal Proceedings and for which adequate reserves have been maintained on the Company Financial Statements in accordance with GAAP; (b) Encumbrances imposed by Applicable Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (c) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any indebtedness and (ii) do not render title to the property encumbered thereby unmarketable; and (e) Encumbrances that do not, individually or in the aggregate, materially adversely affect the value of or the use of property for its current and anticipated purposes.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Law, or by the Company Entities in any of their publicly posted privacy policies or contracts, all information that identifies or could be used to identify an individual person or device, whether or not such information is associated with an identifiable individual, including (a) name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, (b) any data regarding an individual’s activities online or on a mobile device or application, and (c) Internet Protocol addresses, device identifiers or other persistent identifiers.  Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“Portfolio Companies” means any Person in which any Fund holds any direct or indirect investment.  For the avoidance of doubt, a Portfolio Company may be a Subsidiary if it is controlled as described in clause (i) or (ii) of the definition of Subsidiary by one or more Company Entities, other than if such control is through a Company Entity’s Advisory Services, including any such services for a Fund or through a Company Entity serving as general partner, managing member or in any similar capacity with respect to the management or control of a Fund.

“Privacy Laws” means any and all Applicable Laws, legal requirements and binding self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Act, EU-U.S. Privacy Shield, Swiss-U.S. Privacy Shield, General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), Fair Credit Reporting Act (FCRA), Fair and Accurate Credit Transactions Act (FACTA), and any and all Applicable Laws relating to breach notification in connection with Personal Information.

“Registered Company Owned Intellectual Property” means all issued Patents, Patent applications, Trademark registrations, applications for Trademark registrations, Copyright registrations, applications for Copyright registrations and Internet domain name registrations owned, filed or applied for by or for any of the Company Entities.

“Registered Fund” means any Fund registered, or that has elected to be treated as a business development company, under the Investment Company Act.  The Registered Funds as of the date of this Agreement are set forth on Section 1.01(a)(v) of the Company Disclosure

Schedule.  The Registered Funds subject to a Sub-advisory Relationship are set forth on Section 1.01(a)(vi) of the Company Disclosure Schedule.

“Registration Statement” means the registration statement on Form F-4 or any amendment or supplement thereto pursuant to which Parent Class A Shares issuable as the Merger Consideration will be registered with the SEC.

“Required Regulatory Filings/Approvals” means the expiration or termination of the waiting period under the HSR Act and the filings, consents, approvals, authorizations, clearances or other actions under other Applicable Laws set forth on Schedule A.

“Restricted Unit” means a Class A Unit that is outstanding and unvested as of immediately prior to the Effective Time.

“Revenue Run-Rate” means, as of any date, the aggregate annualized investment advisory, investment management, subadvisory or other similar recurring fees for all Clients (including the Funds) (but excluding incentive and performance fees and net investment income) payable to a Company Entity, determined by multiplying (a) in the case of the Base Date Revenue Run-Rate, the Base Date Assets Under Management, or (b) in the case of the Closing Revenue Run-Rate, the Adjusted Assets Under Management, in either case for each such Client as of the applicable date by the applicable annual fee rate for such Client under the applicable Investment Advisory Arrangement as of the applicable date (not including any carried interest or profits interests, and net of any sub-advisory fees paid by a Company Entity to a Person that is not a Company Entity).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“SellerCo Units” means a unit of equity interest in SellerCo, including any to be issued or delivered in connection with the OCGH Exchange.

“Series A Preferred Unit” means a Unit in the Company that is a Preferred Unit (as defined in the Operating Agreement) designated as a “Series A Preferred Unit” pursuant to the terms of the Operating Agreement.

“Series B Preferred Unit” means a Unit in the Company that is a Preferred Unit  (as defined in the Operating Agreement) designated as a “Series B Preferred Unit” pursuant to the terms of the Operating Agreement.

“Sub-advisory Relationship” means any Contract pursuant to which a Company Entity provides sub-advisory services to any investment fund or other collective investment vehicle (including any general or limited partnership, trust, or limited liability company and whether or not dedicated to a single investor (but excluding, for the avoidance of doubt, any Company Fund)) or any account whose sponsor, principal advisor, general partner, managing member or manager is any Person who is not the Company or a Subsidiary of the Company.  The Sub-advisory Relationships are set forth on Section 1.01(a)(vii) of the Company Disclosure Schedule.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner or managing member, or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership, limited liability company or other organization or entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries; provided, that no Fund (including a Company Fund), other than as provided in the definition of “Portfolio Company”, no Portfolio Company (or investment vehicle through which any Fund holds its interest in such Portfolio Company), or any Subsidiary of any of the foregoing, shall be deemed to be a direct or indirect Subsidiary of the Company; provided, further, that no Parent Fiduciary Entity or any Subsidiary of any of the foregoing, shall be deemed to be a direct or indirect Subsidiary of Parent.

“Tax” means all income, excise, gross receipts, ad valorem, value-added, sales, goods and services, employment, franchise, profits, gains, property, transfer, stamp, use, payroll, intangibles, or other taxes of any kind whatsoever (whether payable directly or by withholding) or other like assessment or charge in the nature of a tax imposed by a Taxing Authority (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority with respect thereto.

“Tax Receivable Agreement” means that certain Second Amended and Restated Tax Receivable Agreement dated as of March 29, 2012 by and among Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P., Oaktree AIF Investments, L.P., and each of the limited partners of Oaktree Partnership.

“Tax Return” means any report, return, document, declaration or other information or filing (including elections, disclosures, schedules, estimates, and claims for refunds) supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns and any documents accompanying payments of estimated Taxes.

“Taxing Authority” means any Governmental Authority responsible for the administration, imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

“TRA Amendment” means an amendment to the Tax Receivable Agreement in such form as agreed pursuant to Section 8.03.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction Agreements” means, collectively, this Agreement, the Support Agreement, the Restructuring Agreement, the A&R Operating Agreement, the Exchange Agreement and the TRA Amendment, including all exhibits or annexes attached hereto or thereto.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.

“Triggering Event” shall be deemed to have occurred if, prior to the delivery of the Member Written Consent pursuant to Section 8.02(g):  (a) the Company Board or the Special Committee shall have made an Adverse Recommendation Change; (b) the Company shall have failed to include in the Consent Solicitation Statement the recommendation of the Company Board that the Company’s Members approve and adopt this Agreement; (c) a tender or exchange offer relating to any class or series of the Company Units shall have been commenced and the Company Board fails, within ten (10) Business Days after the commencement of such tender or exchange offer, to have recommended rejection of such tender or exchange offer and to have reaffirmed its recommendation that the Company’s Members approve and adopt this Agreement; or (d) an Acquisition Proposal is publicly announced, and the Company Board fails to publicly reaffirm its recommendation that the Company’s Members approve and adopt this Agreement within ten (10) Business Days after such Acquisition Proposal is publicly announced; provided, in each case, that no communication made in accordance with the last paragraph of Section 6.02(b) shall constitute a Triggering Event.

“Willful Breach” means, with respect to any Person, a material breach of this Agreement by such Person that is a consequence of an act or omission by such Person taken with the knowledge of such Person that taking such act or failure to take such act would, or would reasonably be expected to, be a material breach of this Agreement.

(b)                                 Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.02(b)(i)
Adverse Recommendation Change	6.02(a)
Agreement	Preamble
Acquisition Proposal	6.02(d)(i)
Acquisition Transaction	6.02(d)(ii)
Book-Entry Units	2.02(b)(iii)
Cash Consideration	2.02(a)(ii)(A)
Cash Electing Class A Unit	2.02(a)(ii)(A)
Cash Electing SellerCo Unit	2.02(b)(ii)(A)
Cash Election	2.02(a)(ii)(A)
Cash Election Unit Number	2.02(a)(ii)(A)
Cash Fraction	2.02(a)(ii)(A)
Certificate	2.02(b)(iii)
Certificate of Merger	2.01(b)(ii)
CFIUS Turndown	8.01(j)
Closing	2.01(a)
Closing Date	2.01(a)
Company	Preamble
Company Advisor	4.28
Company Board	Recitals
Company Board Recommendation	Recitals

Term	Section
Company Board Recommendation Notice	6.02(c)(i)
Company Book-Entry Units	2.02(a)(iii)
Company Certificate	2.02(a)(iii)
Company Certification	4.08(a)
Company Entity Returns	4.21(a)
Company Lease	4.12(b)
Company Meeting	8.02(h)
Company Member Approval	4.02(a)
Company Reports	4.19(a)
Company Subsidiary Securities	4.07(c)
Consent Solicitation Statement	8.02(b)
D&O Insurance	7.03(a)
DDTC	1.01(b)
DOJ	8.01(d)
Effective Time	2.01(b)(ii)
Election	8.02(h)
Election Deadline	2.07(c)
Election Notice	8.02(h)
Election Record Date	2.07(a)
End Date	10.01(b)(i)
Equitable Exception	4.03
Exchange Agent	2.06(a)
Exchange Fund	2.06(a)
Excluded Class A Units	2.02(a)
Excluded SellerCo Units	2.02(b)(ii)
Form of Election	2.07(b)
Fund Board Approval	8.06(a)(ii)
Fund Report	4.16(f)(i)
Fund Shareholder Approval ICE	8.06(a)(ii) 4.22(t)
Investor Waiver	4.04
HSR Filing	8.01(c)
Intervening Event	6.02(d)(iv)
Investment Adviser Subsidiary	4.16
Investor	8.06(a)(i)
Legal Restraint	9.01(b)
Material Contract	4.15
Member Written Consent	8.02(g)
Merger	Recitals
Mergers	Recitals
Merger Consideration	2.02(a)(ii)(B)
Merger Sub	Preamble
Negative Consent	8.06(a)(i)
Non-Electing Unit	2.07(b)
Non-Recourse Party	11.14

Term	Section
Notice	8.06(a)(i)
Notice Period	6.02(c)(ii)
OCMI	8.01(h)
OFAC	4.19(p)
Ordinary Examinations	4.19(h)
Original Company Meeting Date	8.02(h)
Oaktree GP	Recitals
Oaktree Partnership	Recitals
Parent	Preamble
Parent Certification	5.07(a)
Parent Reports	5.12(a)
Parent Organizational Documents	5.01(c)
Parties	Preamble
Plan	4.16(h)
Proxy Statement	8.02(h)
QPAM	4.16(h)
QPAM Exemption	4.16(h)
Reference Date	4.06(a)
Representatives	6.02(a)
Restructuring Agreement	Recitals
Seller MergerCo	Preamble
SellerCo	Preamble
SellerCo Book-Entry Units	2.02(b)(iii)
SellerCo Certificate	2.02(b)(iii)
SellerCo Surviving Company	2.01(c)(i)
Share Consideration	2.02(a)(ii)(B)
Share Election	2.02(a)(ii)(B)
Share Electing Class A Unit	2.02(a)(ii)(B)
Share Electing Units	2.02(a)(ii)(B)
Share Electing SellerCo Unit	2.02(b)(ii)(B)
Share Fraction	2.02(a)(ii)(B)
SDN List	4.19(p)
Self-Regulatory Organization	4.19(j)
Shortfall Number	2.02(a)(ii)(B)
Special Committee	Recitals
Specified Investor Waivers	8.06(b)
Share Election	2.02(b)
Stock Electing Class A Unit	2.02(b)
Subsequent Certificate of Merger	2.01(c)(ii)
Subsequent Effective Time	2.01(c)(ii)
Subsequent Merger	Recitals
Superior Proposal	6.02(d)(iii)
Support Agreement	Recitals
Support Agreement Failure	8.02(a)
Surviving Company	2.01(b)

Term	Section
Surviving SellerCo	2.01(c)(i)
Termination Fee	11.04(b)(i)(A)
TRA Amendment	Recitals
WARN	4.22(q)
Waiting Period Extension	6.01(b)(xxv)

Section 1.02.                          Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  Unless expressly indicated otherwise (i) to “$” and “dollars” are to the currency of the United States, (ii) to “days” shall be to calendar days unless otherwise indicated and (iii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, with respect to the Company or IFRS, with respect to Parent. The term “or” is not exclusive.  When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.  Any reference to the “ordinary course of business” shall be deemed to reference to the “ordinary course of business consistent with past practice.”

ARTICLE 2

THE MERGERS

Section 2.01.         The Mergers.

(a)           Closing.  Subject to the provisions of Article 9, the closing of the Mergers (the “Closing”) shall take place in New York City at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153 as soon as possible, but in any event no later than three (3) Business Days after the date on which the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (such date of Closing, the “Closing Date”).

(b)           The Merger

(i)            At the Effective Time, the Merger shall be effected pursuant to which Merger Sub will be merged with and into the Company in accordance with the DLLCA, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving company (the “Surviving Company”).

(ii)           At the Closing, the Company shall file a certificate of merger with the Delaware Secretary of State (the “Certificate of Merger”) and the Company and Merger Sub shall make all other filings or recordings required by the DLLCA in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger with respect to the Merger is duly filed with the Delaware Secretary of State (or at such other time as may be specified in such certificate of merger).

(iii)          From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DLLCA.

(c)           The Subsequent Merger

(i)            At the Subsequent Effective Time, the Subsequent Merger shall be effected pursuant to which SellerCo will be merged with and into Seller MergerCo in accordance with the DLLCA, whereupon the separate existence of SellerCo shall cease, and Seller MergerCo shall be the surviving company (the “SellerCo Surviving Company”).

(ii)           Immediately following the consummation of the Merger, Seller MergerCo shall file a certificate of merger with the Delaware Secretary of State (the “Subsequent Certificate of Merger”) and SellerCo and Seller MergerCo shall make all other filings or recordings required by the DLLCA in connection with the Subsequent Merger.  The Subsequent Merger shall become effective at such time (the “Subsequent Effective

Time”) as the certificate of merger with respect to the Subsequent Merger is duly filed with the Delaware Secretary of State (or at such other time as may be specified in such certificate of merger; provided that the Subsequent Effective Time shall occur after the Effective Time).

(iii)          From and after the Subsequent Effective Time, the Surviving SellerCo shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of SellerCo and Seller MergerCo, all as provided under the DLLCA.

Section 2.02.         Effect of the Mergers on Equity Interests of the Constituent Entities.

(a)           The Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any securities of the Company or Merger Sub:

(i)            All Class A Units that are owned, directly or indirectly, by the Company (including Class A Units held in treasury or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii)           Subject to Section 2.03 and Section 2.04, each Class A Unit issued and outstanding immediately prior to the Effective Time (other than Restricted Units, the treatment of which shall be governed by Section 2.09, and Class A Units to be canceled in accordance with Section 2.02(a)(i), together, the “Excluded Class A Units”) shall be automatically converted into the right to receive the following consideration on a per unit basis, without interest:

(A)          each Class A Unit with respect to which an election to receive cash (a “Cash Election”) has been effectively made (or deemed made) and not revoked pursuant to Section 2.07 (each, a “Cash Electing Class A Unit”) shall be converted into the right to receive $49.00 in cash (the “Cash Consideration”); provided, however, that if the number of Cash Electing Class A Units together with the number of Cash Electing SellerCo Units (collectively, the “Cash Electing Unit Number”) exceeds the Maximum Cash Unit Number, then each Cash Electing Class A Unit shall be converted into a right to receive (A) an amount of cash (without interest) equal to the product (rounded to two decimal places) of (I) the Cash Consideration and (II) a fraction, the numerator of which shall be the Maximum Cash Unit Number and the denominator of which shall be the Cash Electing Unit Number (such fraction being the “Cash Fraction”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Class A Shares (rounded to four decimal places) equal to the product of (I) the Exchange Ratio and (II) one (1) minus the Cash Fraction;

(B)          each Class A Unit with respect to which an election to receive share consideration (a “Share Election”) has been effectively made (or deemed to be made) and not revoked pursuant to Section 2.07 (each, a “Share Electing Class A Unit” and together with the Share Electing SellerCo Units, the “Share Electing

Units”) shall be converted into a number of validly issued, fully paid and nonassessable Parent Class A Shares equal to the Exchange Ratio, together with any dividends or distributions thereon payable pursuant to Section 2.06(b)(i) (the “Share Consideration” and, together with the Cash Consideration, the “Merger Consideration”); provided, however, that if the Maximum Cash Unit Number exceeds the Cash Electing Unit Number (the amount of such excess, the “Shortfall Number”), then each Share Electing Class A Unit shall be converted into the right to receive (A) an amount of cash (without interest) equal to the product (rounded to two decimal places) of (I) the Cash Consideration and (II) a fraction, the numerator of which shall be the Shortfall Number and the denominator of which is the number of Share Electing Units (such fraction being the “Share Fraction”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Class A Shares equal to the product (rounded to four decimal places) of (I) the Exchange Ratio and (II) one (1) minus the Share Fraction; and

(iii)          Class A Units converted into the right to receive the Merger Consideration pursuant to this Section 2.02 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such Class A Unit (a “Company Certificate”) or (ii) Class A Units held in book-entry form (“Company Book-Entry Units”) shall cease to have any rights with respect thereto, except the right to receive, without interest, the Merger Consideration (including the right to receive, pursuant to Section 2.04, cash in lieu of fractional shares and dividends or distributions pursuant to Section 2.06, if any), subject to compliance with the procedures set forth in Section 2.06;

(iv)          Each Class B Unit, Series A Preferred Unit and Series B Preferred Unit issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger and shall remain issued and outstanding immediately following the Effective Time; and

(v)           All of the limited liability company interests of Merger Sub outstanding immediately prior to the Effective Time shall be converted into an aggregate number of Class A units of the Surviving Company that is equal to the aggregate number of Class A Units outstanding immediately prior to the Effective Time plus the aggregate number of SellerCo Units outstanding immediately prior to the Subsequent Effective Time.

(b)           The Subsequent Merger. At the Subsequent Effective Time, by virtue of the Subsequent Merger and without any action on the part of the Parties or any holder of any securities of SellerCo or Seller MergerCo:

(i)            All SellerCo Units that are owned, directly or indirectly, by SellerCo (including SellerCo Units held in treasury or otherwise) or Seller MergerCo immediately prior to the Subsequent Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii)           Subject to Section 2.03 and Section 2.04, each SellerCo Unit issued and outstanding immediately prior to the Subsequent Effective Time (other than SellerCo Units to be canceled in accordance with Section 2.02(b)(i), the “Excluded SellerCo Units”) shall be automatically converted into the right to receive the following consideration on a per unit basis, without interest:

(A)          each SellerCo Unit with respect to which a Cash Election has been effectively made (or deemed made) and not revoked pursuant to Section 2.07 (each, a “Cash Electing SellerCo Unit”) shall be converted into the right to receive the Cash Consideration; provided, however, that if the Cash Electing Unit Number exceeds the Maximum Cash Unit Number, then each Cash Electing SellerCo Unit shall be converted into a right to receive (A) an amount of cash (without interest) equal to the product (rounded to two decimal places) of (I) the Cash Consideration and (II) the Cash Fraction and (B) a number of validly issued, fully paid and nonassessable shares of Parent Class A Shares (rounded to four decimal places) equal to the product of (I) the Exchange Ratio and (II) one (1) minus the Cash Fraction;

(B)          each SellerCo Unit with respect to which a Share Election has been effectively made (or deemed to be made) and not revoked pursuant to Section 2.07 (each, a “Share Electing SellerCo Unit”) shall be converted into the Share Consideration; provided, however, that if the Shortfall Number is a positive number, then each Share Electing SellerCo Unit shall be converted into the right to receive (A) an amount of cash (without interest) equal to the product (rounded to two decimal places) of (I) the Cash Consideration and (II) the Share Fraction and (B) a number of validly issued, fully paid and nonassessable shares of Parent Class A Shares equal to the product (rounded to four decimal places) of (I) the Exchange Ratio and (II) one (1) minus the Share Fraction; and

(iii)          All SellerCo Units converted into the right to receive the Merger Consideration pursuant to this Section 2.02 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Subsequent Effective Time represented any such SellerCo Unit (a “SellerCo Certificate”, and the SellerCo Certificates, together with the Company Certificates, each a “Certificate”) or (ii) SellerCo Units held in book-entry form (“SellerCo Book-Entry Units”, and together with the Company Book-Entry Units, the “Book-Entry Units”) shall cease to have any rights with respect thereto, except the right to receive, without interest, the Merger Consideration (including the right to receive, pursuant to Section 2.04, cash in lieu of fractional shares and dividends or distributions pursuant to Section 2.06, if any), subject to compliance with the procedures set forth in Section 2.06; and

(iv)          All of the limited liability company interests of Seller MergerCo outstanding immediately prior to the Subsequent Effective Time shall be unaffected in the Subsequent Merger and shall continue to be issued and outstanding immediately following the Subsequent Effective Time.

Section 2.03.         Certain Adjustments.  Notwithstanding anything in this Agreement to the contrary, but without duplication of any adjustment already accounted for pursuant to this Agreement, from the date of this Agreement until the earlier of (a) the Effective Time or Subsequent Effective Time (as the case may be) and (b) any termination of this Agreement in accordance with Section 10.01, if the outstanding Parent Class A Shares, the outstanding Class A Units or the outstanding SellerCo Units (or the securities convertible into or exercisable for Parent Class A Shares, Class A Units or SellerCo Units) shall have been changed into a different number of shares or units or a different class by reason of any reclassification, stock or unit split (including a reverse stock or unit split), recapitalization, split-up, combination, exchange of shares or units, readjustment, or other similar transaction, or a stock or similar dividend or distribution thereon, shall be declared with a record date within said period, then the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Class A Units and SellerCo Units, as the case may be, the same economic effect as contemplated by this Agreement prior to such event.  Nothing in this Section 2.03 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.04.         No Fractional Shares.  Notwithstanding anything in this Article 2 to the contrary, no certificates or scrip representing fractional Parent Class A Shares shall be issued upon the conversion of Class A Units or SellerCo Units pursuant to Section 2.02 or Section 2.09, and such fractional share interests shall not entitle the holder thereof to vote or to any rights of a holder of Parent Class A Shares.  In lieu of any such fractional shares, each holder of Class A Units or SellerCo Units who would (aggregating all Class A Units and SellerCo Units held by such Person) otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of fractional Parent Class A Shares to which such holder is entitled under Section 2.02 (or would be entitled but for this Section 2.04) and (ii) an amount equal to the Closing Volume-Weighted Average Price.  The amount of cash, if any, to be paid to holders of Class A Units and SellerCo Units in lieu of any fractional share interests in Parent Class A Shares shall be paid by the Exchange Agent, without interest, to the holders of Class A Units and SellerCo Units entitled to receive such cash at the time of payment of the other Merger Consideration to which such holders are entitled.

Section 2.05.         No Appraisal Rights.  The Parties acknowledge and agree that the holders of Company Units are not entitled to any dissenters’ rights as a result of the Merger under Section 11.3(e) of the Operating Agreement and the DLLCA, and that the holders of SellerCo Units are not entitled to any dissenters’ rights as a result of the Subsequent Merger under the DLLCA.

Section 2.06.         Exchange of Units.  (a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”).  Prior to the Effective Time, Parent shall deliver an irrevocable direction to Parent’s transfer agent to issue and deposit to the Exchange Agent at the Effective Time, in trust for the benefit of the holders of Class A Units as of immediately prior to the Effective Time (other than Restricted Units, the treatment of which shall be governed by Section 2.09 and shall not be subject to this Section 2.06), and for the benefit of the holders of SellerCo Units as of immediately prior to the

Subsequent Effective Time, for exchange in accordance with this Article 2, through the Exchange Agent, a number of Parent Class A Shares issuable (whether represented in certificated or non-certificated direct registration form) pursuant to Section 2.02(a)(ii) in exchange for Class A Units outstanding at the Effective Time and pursuant to Section 2.02(b)(ii) in exchange for SellerCo Units outstanding at the Subsequent Effective Time.  Prior to the Effective Time, Parent shall deposit or shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Class A Units as of immediately prior to the Effective Time and the holders of SellerCo Units as of immediately prior to the Subsequent Effective Time, an amount of cash equal to the amount required to pay the aggregate Cash Consideration and cash in lieu of fractional shares in accordance with Section 2.04 (such Parent Class A Shares and cash provided to the Exchange Agent under this Section 2.06(a), the “Exchange Fund”).  The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Sections 2.02(a)(ii) and 2.02(b)(ii) and any cash in lieu of fractional shares as provided in Section 2.04 out of the Exchange Fund.  Except as provided in Section 2.06(g), the Exchange Fund shall not be used for any other purpose.

(b)           Exchange Procedures.

(i)            Certificates.  Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day following the Closing Date, to each former holder of record of a Class A Unit or SellerCo Unit represented by a Certificate converted into the right to receive the Merger Consideration pursuant to Section 2.02, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration; provided, however, that, notwithstanding the foregoing, Parent shall use commercially reasonable efforts to cause the Exchange Agent to provide such materials to the limited partners of Oaktree Partnership participating in the OCGH Exchange at least five (5) Business Days prior to the expected Closing Date.  Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the customary instructions thereto, the former holder of such Class A Units or SellerCo Units represented by such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof, the Merger Consideration multiplied by the number of Class A Units or SellerCo Units previously represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Class A Units or SellerCo Units that is not registered in the transfer records of the Company or SellerCo, respectively, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.  No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.  Upon the surrender of any such Certificates in accordance with this Section 2.06(b)(i), Parent shall deposit with the Exchange Agent the cash, securities or other property to be paid in respect of such Certificates in connection with any dividends or distributions with a record date after the Effective Time on the Parent Class A Shares and shall cause the Exchange Agent to pay and deliver to the former holder of the Class A Units represented by such Certificate the amounts and other property deposited with the Exchange Agent in respect of the Parent Class A Shares to be issued to such Person.

(ii)           Book-Entry Units.  Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Units shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article 2.  In lieu thereof, each holder of record of one or more Book-Entry Units whose Class A Units or SellerCo Units were converted into the right to receive the Merger Consideration pursuant to Section 2.02 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time (and in any event within two (2) Business Days), the Merger Consideration multiplied by the number of Class A Units or SellerCo Units, as the case may be, previously represented by such Book-Entry Units, and the Book-Entry Units of such holder shall forthwith be canceled.  No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Units.  To the extent any Parent Class A Shares are deliverable to any holder under this clause (ii), such shares shall be deemed issued to such holder on the Closing Date and, consequently, the holder of such shares shall be entitled to any dividends or distributions with respect to Parent Class A Shares with a record date after the Effective Time in the same manner as other holders of Parent Class A Shares.

(c)           The Merger Consideration issued and paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Units) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Class A Units or SellerCo Units, as the case may be.  After the Effective Time, there shall be no further registration of transfers on the unit transfer books of the Surviving Company of Class A Units that were outstanding immediately prior to the Effective Time.  After the Subsequent Effective Time, there shall be no further registration of transfers on the unit transfer books of the Surviving SellerCo of SellerCo Units that were outstanding immediately prior to the Subsequent Effective Time.  If, after the Effective Time, any Certificates formerly representing Class A Units or SellerCo Units are presented to Parent, the Surviving Company, the Surviving SellerCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2.

(d)           Any portion of the Exchange Fund that remains undistributed to the former holders of Class A Units or SellerCo Units for one year after the Effective Time shall be delivered to the Surviving Company or the Surviving SellerCo, respectively, upon demand, and any former holder of Class A Units or SellerCo Units who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company or the Surviving SellerCo, respectively, for payment of its claim for the Merger Consideration.

(e)           None of Parent, Merger Sub, the Company, the Surviving Company, SellerCo, Seller MergerCo, the Surviving SellerCo or the Exchange Agent shall be liable to any Person in respect of any Parent Class A Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.  Any Merger Consideration remaining unclaimed by former holders of Class A Units or SellerCo Units immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by Applicable Law, become the property of the Surviving Company or the Surviving SellerCo, respectively, free and clear of any claims or interest of any Person previously entitled thereto.

(f)            In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent,  of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be against it or the Surviving Company or the Surviving SellerCo (as the case may be) with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration had such lost, stolen or destroyed Certificate been surrendered as provided in this Article 2.

(g)           The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Class A Units or SellerCo Units.  Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Class A Units and SellerCo Units; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Class A Units or SellerCo Units pursuant to this Article 2.  If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

Section 2.07.         Cash and Share Election.

(a)           Each Person who, as of the close of the fifth (5th) Business Day prior to the filing of the Registration Statement (the “Election Record Date”), is a record holder of Class A Units (other than Restricted Units) or is an Exchanging Oaktree Partnership Holder shall be entitled to specify the number of such holder’s Class A Units or SellerCo Units with respect to which such holder makes a Cash Election or a Share Election.

(b)           Parent shall prepare and file as an exhibit to the Registration Statement, a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. Not less than twenty (20) days prior to the Election Deadline, the Exchange Agent shall mail the Form of Election to all Persons who are record holders of Class A Units or who are Exchanging Oaktree Partnership Holders, in each case, as of the Election Record Date. The Form of Election shall be used by each such record holder of Class A Units (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) or Exchanging Oaktree Partnership Holders to elect either a Cash Election or a Share Election as to each such Class A Unit or SellerCo Unit held (or following the OCGH Exchange to be held) by such holder, respectively. In the event that a holder fails to make a Cash Election or a Share Election with respect to any Class A Units or SellerCo Units that are (or following the OCGH Exchange will be) held or beneficially owned by such holder by the Election Deadline (each such Class A Unit or SellerCo Unit, a “Non-Electing Unit”), then such holder shall be deemed to have made a Cash Election with respect to 50% of such Person’s Class A Units or SellerCo Units (as the case may be) (rounded up to the nearest whole Class A Unit or SellerCo Unit, as applicable) and a Share Election with respect to the other 50% of such Person’s Class A Units or SellerCo Units (as the case may be) (rounded down to the nearest whole Class A Unit or SellerCo Unit, as applicable). The Exchange Agent shall use its reasonable best efforts to make the Form of Election available to all Persons who become record holders of Class A Unit(s) or who become an Exchanging Oaktree Partnership Holder, in either case, during the period between the Election Record Date and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein and as specified in any agreement with the Exchange Agent.

(c)           Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City time, on the date that is three (3) Business Days preceding the Closing Date (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by any additional documents required by the procedures set forth in the Form of Election.  After a Cash Election or a Share Election is validly made with respect to any Class A Units, no further registration of transfers of such Class A Units shall be made on the unit transfer books of the Company, unless and until such Cash Election or Share Election is properly revoked in accordance with Section 2.07(e), and any subsequent transfer of Class A Units as to which such election related shall automatically revoke such election.  After a Cash Election or a Share Election is validly made with respect to any SellerCo Units, except for transfers contemplated by the OCGH Exchange, no further registration of transfers of such SellerCo Units shall be made on the unit transfer books of the issuer thereof, unless and until such Cash Election or Share Election is properly revoked in accordance with Section 2.07(e), and, except for transfers contemplated by the OCGH Exchange, any subsequent transfer of SellerCo Units as to which such election related shall automatically revoke such election.

(d)           Parent and the Company shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e)           Any Cash Election or Share Election may be revoked with respect to all or a portion of the Class A Units or SellerCo Units subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. If a Cash Election or a Share Election is revoked, the Class A Units or SellerCo Units as to which such election previously applied shall be treated as Non-Electing Units in accordance with Section 2.07(b) unless a contrary election is submitted by the holder within the period during which elections are permitted to be made pursuant to Section 2.07(c). The accounts of holders of Book-Entry Units will not be credited at the Depository Trust Company, unless the holder so requests.

(f)            The reasonable good faith determination of the Exchange Agent (or the reasonable good faith determination of Parent, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Share Elections shall have been properly made or revoked pursuant to this Section 2.07, as to when Cash Elections, Share Elections and revocations were received by the Exchange Agent and to disregard immaterial defects in the completed Forms of Election. None of Parent or the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in a completed Form of Election.  The Exchange Agent (or Parent, in the event that the Exchange Agent declines to make the following computations) shall also make all computations contemplated by Sections 2.02(a)(ii) and 2.02(b)(ii), and absent manifest error this computation shall be conclusive and binding.  The Exchange Agent may, with the written agreement of Parent (subject to the consent of the Company), make any rules as are consistent with this Section 2.07 for the implementation of the Cash Elections and Share Elections provided for in this Agreement as shall be necessary or desirable to administer these Cash Elections and Share Elections.

Section 2.08.         Further Assurances.

(a)           If, at any time after the Effective Time, the Surviving Company shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

(b)           If, at any time after the Subsequent Effective Time, the Surviving SellerCo shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving SellerCo its right, title or interest in, to or under any of the rights, properties or assets of either SellerCo or Seller MergerCo acquired or to be acquired by the Surviving SellerCo as a result of, or in connection with, the Subsequent Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving SellerCo shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving SellerCo or otherwise to carry out this Agreement.

Section 2.09.         Treatment of Restricted Units.

(a)           Immediately prior to the Effective Time, each Restricted Unit shall automatically be converted into a common unit of Oaktree Partnership having the same terms and conditions (including vesting) that applied to the Restricted Unit from which such common unit was converted, except as otherwise modified by the organizational documents of the Oaktree Partnership. For the avoidance of doubt, Section 2.07 shall not apply to Restricted Units.

(b)           At or prior to the Effective Time, the Company, the Company Board, and, if applicable, a committee thereof, as applicable, shall adopt any resolutions and take any actions (including obtaining all consents) that are necessary or required in accordance with Applicable Law and contract to effectuate the treatment of Restricted Units set forth in Section 2.09(a).

Section 2.10.         Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Company, Seller MergerCo, the Surviving SellerCo and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under Applicable Law.  If the Exchange Agent, the Company, the Surviving Company, Seller MergerCo, the Surviving SellerCo or Parent, as the case may be, so withholds and remits amounts to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom the Exchange Agent, the Company, the Surviving Company, Seller MergerCo, the Surviving SellerCo or Parent, as the case may be, made such deduction and withholding.  As soon as reasonably practicable, prior to making any deduction or withholding pursuant to this Section 2.10 with respect to a payment of Merger Consideration, the Exchange Agent, the Company, the Surviving Company, Seller MergerCo, the Surviving SellerCo or Parent, as the case may be, shall provide written notice to the Company of any anticipated deduction or withholding (together with the legal basis therefor) and shall reasonably cooperate in good faith to reduce or eliminate any amounts that would otherwise be deducted or withheld. Any deductions or withholdings made from the Merger Consideration payable pursuant to Section 2.02(a)(ii) or Section 2.02(b)(ii) shall be made first from the Cash Consideration (it being understood, for the avoidance of doubt, that the amount of any deduction or withholding shall not be limited to the amount of the Cash Consideration).

ARTICLE 3

ORGANIZATIONAL MATTERS OF THE SURVIVING ENTITIES

Section 3.01.         Certificate of Formation of the Surviving Company.  At the Effective Time, the certificate of formation of the Company as in effect immediately prior to the Merger shall be the certificate of formation of the Surviving Company.

Section 3.02.         Limited Liability Company Agreement of the Surviving Company.  At the Effective Time, the A&R Operating Agreement shall be the limited liability company agreement of the Surviving Company.

Section 3.03.         Directors and Officers of the Surviving Company.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with

Applicable Law, (a) subject to Section 8.04, the directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Company and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company.

Section 3.04.         Certificate of Formation of the Surviving SellerCo.  At the Subsequent Effective Time, the certificate of formation of Seller MergerCo as in effect immediately prior to the Subsequent Merger shall be the certificate of formation of the Surviving SellerCo.

Section 3.05.         Limited Liability Company Agreement of the Surviving SellerCo.  At the Subsequent Effective Time, the limited liability company agreement of Seller MergerCo shall be the limited liability company agreement of the Surviving SellerCo.

Section 3.06.         Officers of the Surviving SellerCo.  From and after the Subsequent Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the officers of Seller MergerCo immediately prior to the Subsequent Effective Time shall be the officers of the Surviving SellerCo.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company, SellerCo and Seller MergerCo, jointly and severally represent and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Article 4 is subject to:  (a) the exceptions and disclosures set forth in the Company Disclosure Schedule as contemplated by Section 11.05; and (b) disclosure in any Company SEC Document filed on or furnished after December 31, 2017 and at least two (2) Business Days before the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosures included in any “forward-looking statements” disclaimer or other statements to the extent they are similarly non-specific and predictive or forward-looking in nature)):

Section 4.01.         Corporate Existence and Power.  (a) Each of the Company Entities, SellerCo and Seller MergerCo (i) is a legal entity duly organized, validly existing and, to the extent the concept is applicable to the relevant jurisdiction, in good standing under the laws of the jurisdiction of its incorporation and (ii) has all necessary corporate, trust, company or partnership power and authority to:  (A) conduct its business in the manner in which its business is currently being conducted; (B) own and use its assets in the manner in which its assets are currently owned and used; and (C) perform its obligations under all Contracts by which it is bound, in each case, except (in the case of clause (i) only as to the Company’s Subsidiaries) and clause (ii) (in all cases), where the failure to be so organized, validly existing or in good standing or have such power and authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Each of the Company Entities, SellerCo and Seller MergerCo is qualified to do business as a foreign corporation, limited liability company, partnership or other entity (as the case may be) and, to the extent the concept is applicable to the relevant jurisdiction, is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           None of the Company Entities has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution in excess of $50,000,000 to any other Entity, including any Fund.  None of the Company Entities has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity other than (i) Subsidiaries of the Company or (ii) serving as general partner of any Fund.

(d)           The Company has Made Available to Parent accurate and complete copies of the Company Organizational Documents and the organizational documents of each Subsidiary of the Company, in each case, including all amendments thereto.  Neither the Company, SellerCo nor Seller MergerCo is in violation of the Company Organizational Documents in any material respect.

Section 4.02.         Corporate Authorization.

(a)           The execution, delivery and performance by the Company, SellerCo and Seller MergerCo of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by the Company, SellerCo and Seller MergerCo of the transactions contemplated hereby and thereby, are within their limited liability company power and have been duly authorized by all necessary action on the part of the Company, SellerCo and Seller MergerCo subject to obtaining the Company Member Approval (as defined below) and the filing of the Certificate of Merger and Subsequent Certificate of Merger with the Secretary of the State of Delaware, and no other action on the part of the Company, SellerCo and Seller MergerCo is necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company, SellerCo and Seller MergerCo of the transactions contemplated hereby and thereby.  The adoption of this Agreement by a majority of the voting interests represented by the outstanding Class A Units and Class B Units, voting together as a single class, at a meeting of the Members or by written consent of holders of Class A Units and Class B Units representing a majority of the voting interests of the Class A Units and Class B Units, voting together as a single class, in lieu of a meeting, is the only vote of the holders of any of the Company Units necessary in connection with the consummation of the Merger and the other Contemplated Transactions (the “Company Member Approval”).  As of the date hereof, the Oaktree Partnership collectively holds, in the aggregate, at least 13,000 Class A Units and at least 85,398,460 Class B Units.  Upon the effectiveness of the Member Written Consent by Oaktree Partnership in accordance with Section 8.02(g), the Company Member Approval shall have been obtained unless there has been an Adverse Recommendation Change.

(b)           The Special Committee at a meeting duly called and held, by the unanimous vote of all of its members, (i) declared this Agreement and the Merger advisable, fair to, and in the best interests of the Company and the Members of the Company holding Class A Units (other than Parent, Merger Sub and their respective Affiliates, Oaktree Partnership, such Members who are also equity holders of Oaktree Partnership and holders of Restricted Units), (ii) recommended that the Company Board adopt resolutions approving the Merger and declaring that this Agreement and the Merger are advisable, fair to, and in the best interests of the Company and the Members of the Company holding Class A Units (other than Parent, Merger Sub and their respective Affiliates, Oaktree Partnership, such Members who are also equity holders of Oaktree Partnership and holders of Restricted Units), and (iii) recommended that (A) this Agreement be submitted by the Company Board to the Members of the Company for approval and (B) the Company Board recommend that the Members of the Company holding Class A Units (other than Parent, Merger Sub and their respective Affiliates, Oaktree Partnership, such Members who are also equity holders of Oaktree Partnership and holders of Restricted Units) adopt this Agreement.

(c)           As of the date of this Agreement, the Company Board, at a meeting duly called and held, acting upon the recommendation of the Special Committee, has, by the unanimous vote of all of the directors (including, for the avoidance of doubt, all of the Outside Directors (as defined in the Operating Agreement)), (i) determined that it is advisable, fair to, and in the best interests of, the Company and its Members that the Company enter into this Agreement, (ii) adopted, approved and declared advisable this Agreement, the other Transaction Agreements, and the Contemplated Transactions, including the Merger, and all other actions or matters necessary or appropriate to give effect to the foregoing, (iii) subject to Section 6.02, resolved to make the Company Board Recommendation and (iv) resolved that the adoption of this Agreement and the approval of the Merger and other Contemplated Transactions be submitted for consideration by the Members.

Section 4.03.         Binding Nature of Agreement.  This Agreement and the other Transaction Agreements to which the Company, SellerCo or Seller MergerCo is (or will be) a party have been (or will be) duly executed and delivered by them, and, assuming due execution and delivery by the other parties thereto, constitute (or will constitute) the legal, valid and binding obligation of the Company, SellerCo and Seller MergerCo, enforceable against them in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency, reorganization and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Equitable Exception”).

Section 4.04.         Consents and Approvals.  No Consent from, filing with or notification to, any Governmental Authority, is required to be obtained or made by any Company Entity in connection with the execution and delivery of this Agreement and each other Transaction Agreement by the Company, SellerCo or Seller MergerCo or the performance by them of their respective obligations hereunder (including the consummation of the Mergers) and thereunder, except for: (a) the filing of the Notification and Report Form under the HSR Act and any filings or notifications required under any other Required Regulatory Filings/Approvals; (b) applicable requirements of the 1934 Act and as may be required under applicable state securities or “blue sky” Applicable Law of the United States; (c) the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware; (d) the filing with the SEC of the Registration Statement; (e) the filing of the CFIUS Notice and the receipt of the CFIUS Clearance; (f) satisfaction of any ITAR Pre-Notification Requirement; and (g) the filing to be made with FINRA regarding the change of ownership of OCMI and the notice filings with the states in which OCMI is registered and doing business; and (h) any Consents, filings or notifications, which if not obtained or made, would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

Section 4.05.         Non-contravention.  The execution, delivery and performance by the Company, SellerCo and Seller MergerCo of this Agreement and each other Transaction Agreement to which they are contemplated to be a party (including the consummation of the Merger and the Subsequent Merger) do not and will not (whether with due notice or lapse of time or both), directly or indirectly, (i) violate, conflict with or result in a breach of any provision of any Company Organizational Document, the organizational governing documents of any of the Company’s Subsidiaries, SellerCo or Seller MergerCo or the Fund Documents in respect of any Company Funds, or, to the Knowledge of the Company, in respect of any Non-Controlled Funds, subject, in the case of any of such Company Funds or Non-Controlled Funds, to the procurement of any Advisers Act Consent, Investment Company Act Consent or Investor Waiver, (ii) subject to compliance with the requirements set forth in Section 4.04 and, in the case of the consummation of the Merger, obtaining the Company Member Approval (as defined above), violate any provision of any Applicable Law with respect to the Company or any Subsidiary thereof, (iii) violate, conflict with, result in any breach of or any loss of benefit under, constitute a change of control or default under, or result in or give to others any rights of termination, modification, amendment, vesting or cancelation of or under, acceleration, revocation or suspension of any Material Contract, or (iv) result in the creation or imposition of any Encumbrance (other than any Permitted Encumbrances) upon any of the assets, properties or rights of the Company, except, in the case of each of clauses “(ii)” through “(iv)” above, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.06.         Capitalization.

(a)           As of March 12, 2019 (the “Reference Date”), the authorized equity interest of the Company consists of:  (i) an unlimited number of Class A Units, of which 71,482,075 units, inclusive of Restricted Units, have been issued and are outstanding; (ii) an unlimited number of Class B Units, of which 85,398,460 units have been issued and are outstanding; (iii) an unlimited number of Series A Preferred Units, of which 7,200,000 units have been issued and are outstanding; (iv) an unlimited number of Series B Preferred Units, of which 9,400,000 units have been issued and are outstanding; and (v) Restricted Units, of which 1,829,134 units have been issued and are outstanding.

(b)           As of the Reference Date, the number of Restricted Units outstanding and the vesting schedule of all Restricted Units is set forth on Section 4.06(b) of the Company Disclosure Schedule. The Company does not hold any Company Units in its treasury, and none of the Subsidiaries of the Company hold any Company Units.

(c)           All of the outstanding Company Units have been duly authorized and validly issued, and are fully paid and non-assessable.  None of the outstanding Company Units is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right.  None of the outstanding Company Units is subject to any right of first refusal in favor of the Company.  As of the date hereof, other than the Support Agreement, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Units other than any Company Contract in connection with grants of Company Units pursuant to the Company Equity Incentive Plans. Other than the Existing Exchange Agreement, the Exchange Agreement, the Company Organizational Documents, the Oaktree Partnership Agreement and the Note Purchase Agreements, none of the Company Entities is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Units or other securities.

(d)           Other than the Exchange Agreement, the Company Organizational Documents and the Company Equity Incentive Plans, as of the date of this Agreement, there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right to which the Company is a party (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Company Entities; (ii) outstanding security, instrument or obligation to which the Company is a party that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Company Entities; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract to which any Company Entity is a party under which any of the Company Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of the Company.

(e)           The Company has Made Available to Parent accurate and complete copies of all forms of award agreements under the Company Equity Incentive Plans.

(f)            All outstanding Company Units, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Company Entities have been issued and granted in compliance in all material respects with:  (i) all Applicable Laws relating to securities, the Code and all other Applicable Law; and (ii) all requirements set forth in applicable Contracts and the applicable Company Employee Plan.

(g)           There are no bonds, debentures, notes or other indebtedness or similar instruments of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Units may vote.

Section 4.07.         Subsidiaries.

(a)           Section 4.07(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of (i) each Subsidiary of the Company, (ii) its place and form of organization and (iii) the owner(s) of its capital stock, membership interests or other ownership interests, as applicable, to the extent such owner is not the Company or another wholly-owned Subsidiary of the Company, together with  the amount and/or percentage of ownership interests owned by each such Person. As of the date hereof, the Company does not, directly or indirectly, own or hold any capital stock, membership interests or other ownership interests in any other Person other than (x) the Company’s Subsidiaries, (y) Portfolio Companies or Funds (including any Entity whose interests are held directly or indirectly by a Portfolio Company or Fund) or (z) the Persons set forth on Section 4.07(a) of the Company Disclosure Schedule.

(b)           All of the outstanding shares of capital stock, or membership interests or other ownership interests, of each Subsidiary of the Company, as applicable, are validly issued, fully paid and non-assessable and free of preemptive rights.  Such shares, membership interests or other equity interests are owned beneficially and of record by the Company or a Subsidiary of the Company, in either case, who has valid title thereto, in each case, free and clear of any Encumbrances other than Permitted Encumbrances and restrictions imposed by securities Applicable Law or pursuant to the Company Organizational Documents.

(c)           As of the date hereof, neither the Company nor any Subsidiary thereof has outstanding (pursuant to any Contract to which a Company Entity is a party):  (i) any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, (ii) any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, repurchase rights, voting rights, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, or any shares or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, or (iii) any share appreciation rights, performance shares, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company (the items in clauses “(i)”, “(ii)” and “(iii)” immediately above, together with any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, being referred to herein collectively as the “Company Subsidiary Securities”).

(d)           None of the Company Entities is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, to grant any Person a right to subscribe for or acquire, or to register under the 1933 Act, any Company Subsidiary Securities, except pursuant to the Exchange Agreement.

(e)           Since the Latest Balance Sheet Date, none of the Company Entities has declared, accrued, set aside or paid any dividend or made any other distribution (whether in cash, shares or otherwise) in respect of any shares of capital stock, repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (other than (i) Permitted Distributions, (ii) dividends or other distributions by a Company Entity to another Company Entity wholly-owned by one or more other Company Entities, (iii) the withholding of equity securities to satisfy Tax obligations with respect to the vesting or settlement of awards under the Company Employee Plans or (iv) the forfeiture by certain employees of unvested awards under the Company Employee Plans in connection with the end of such employee’s employment).

Section 4.08.         SEC Filings; Financial Statements.  (a) The Company has Made Available to Parent all material written correspondence between any of the Company Entities on the one hand, and the SEC on the other hand, since December 31, 2016.  All Company SEC Documents required to have been filed or furnished by the Company or its officers with the SEC since December 31, 2016 have been so filed or furnished on a timely basis, including any certification or statement required by: (i) Rule 13a-14 or Rule 15d-14 under the 1934 Act (and Section 302 of the Sarbanes-Oxley Act); (ii) Section 906 of the Sarbanes-Oxley Act; and (iii) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents filed on or after December 31, 2016 (collectively, the “Company Certifications”).  Each of the Company Certifications was accurate and complete, and complied as to form and content with all Applicable Law at the time such Company Certification was made.  As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of any Company SEC Document that is a registration statement filed pursuant to the requirements of the 1933 Act, as of the effective date of such Company SEC Document):  (A) each Company SEC Document complied in all material respects with the applicable requirements of the 1933 Act or the 1934 Act (as the case may be); and (B) no Company SEC Document contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) sufficient to provide reasonable assurances:  (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Entities’ properties or assets.  The Company maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) sufficient to ensure that all material information concerning the Company Entities is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Company Certifications.

(c)           The financial statements (including any related notes) contained in the Company SEC Documents filed on or after December 31, 2016, including the Company Financial Statements:  (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except (A) as may be indicated therein or in the notes thereto, (B) with respect to unaudited statements, as permitted by the SEC, and (C) in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and the absence of notes thereto); and (iii) fairly present (in accordance with GAAP) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby.

(d)           None of the Company Entities is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among any Company Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1933 Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company Entities in the Company Entities’ published financial statements or any of the Company SEC Documents.

(e)           Since December 31, 2016 through the date hereof, none of the Company Entities, the Company’s independent accountants (to the Knowledge of the Company), or the board of directors or audit committee of the board of directors of any Company Entity, or any officer of any Company Entity, has received:  (i) any written notification of any:  (A) “significant deficiency” in the internal controls over financial reporting of any of the Company Entities; (B) “material weakness” in the internal controls over financial reporting of any of the Company Entities; or (C) fraud, whether or not material, that involves management or other employees of any of the Company Entities who have a significant role in the internal controls over financial reporting of the applicable Company Entity; or (ii) any material complaint, allegation, assertion or claim alleging, asserting or claiming that the accounting or auditing practices, procedures, methodologies or methods of any of the Company Entities or their respective internal accounting controls fail to comply with generally accepted accounting principles, generally accepted auditing standards or Applicable Law.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

Section 4.09.         No Dissenting Rights.  No dissenting rights or rights to appraisals under the Operating Agreement or Applicable Law are available to any holders of Company Units as a result of the Merger and the other Contemplated Transactions.

Section 4.10.         Absence of Certain Changes.  Except in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Contemplated Transactions, since the Latest Balance Sheet Date through the date of this Agreement:

(a)           there has not been any Company Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)           none of the Company Entities has taken any action that, if taken after the date hereof without the consent of Parent, would constitute a violation of Section 6.01(b) (other than Section 6.01(b)(xxi)); and

(c)           no executive officer, chief investment officer, Company Associate with a title of Portfolio Manager or higher or who is otherwise identified by name as a “key person” under any Fund Documents for a closed-end Fund that is in its investment period has as of the date hereof given oral (to the Knowledge of the Company) or written notice to any Company Entity that such Company Associate intends to terminate his or her service, and, to the Knowledge of the Company, as of the date hereof there are no proceedings or investigations pending or threatened by any Governmental Authority with respect to any Company Associate with a title of Portfolio Manager or higher or who is otherwise identified by name as a “key person” under any Fund

Documents for a closed-end Fund that is in its investment period which would reasonably be expected to result in his or her debarment.

Section 4.11.         Title to Assets.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Entities own, and have good and valid title to, or a valid leasehold interest in (a) all assets and properties purported to be owned or used by them, including all assets reflected on the Latest Balance Sheet (except for assets and properties sold or otherwise disposed of in the ordinary course of business since the Latest Balance Sheet Date); and (b) other assets and properties reflected in the books and records of the Company Entities as being owned by the Company Entities.  All of said assets and properties which are owned by the Company Entities, are owned by them free and clear of any Encumbrances other than Permitted Encumbrances and restrictions imposed by securities Applicable Law.

Section 4.12.         Real Property.

(a)           None of the Company Entities owns any real property.

(b)           Section 4.12(b) of the Company Disclosure Schedule lists, as of the date hereof, all Leases involving the payment by any Company Entity of more than $100,000 per year or a material sublease of an interest thereunder (a “Company Lease”).  The Company has Made Available to Parent copies of all Company Leases as of the date hereof, including all material amendments thereto.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Entities have good leasehold title to the Company Real Property free and clear of any Encumbrances other than Permitted Encumbrances.

Section 4.13.         Intellectual Property.

(a)           Section 4.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all (i) Registered Company Owned Intellectual Property and (ii) all material unregistered Trademarks included in the Owned Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (x) all necessary fees and filings with respect to any Registered Company Owned Intellectual Property have been timely submitted to maintain such Registered Company Owned Intellectual Property in full force and effect, and (y) to the Knowledge of the Company, all Registered Company Owned Intellectual Property is valid and enforceable.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) one or more of the Company Entities exclusively owns and possesses all right, title and interest in and to all Owned Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) all Licensed Intellectual Property is validly licensed to the applicable Company Entity pursuant to Company Contracts, or the Company Entities otherwise have the right to use the same, and (iii) such Company Entity has (and will continue to have immediately following the Closing) valid and continuing rights (under such Company Contracts) to use and otherwise exploit all such Licensed Intellectual Property as the same is currently used and otherwise exploited by such Company Entity.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the following infringes, constitutes or results from a misappropriation of, dilutes or otherwise violates any Intellectual Property rights of any Person:  (i) any Owned Intellectual Property (or any use, practice or exploitation of any Owned Intellectual Property by or on behalf of the Company Entities); (ii) any products or services of any of the Company Entities (or the making, use, sale, distribution or other disposal, performance or exploitation of any products or services by any of the Company Entities); or (iii) any conduct or operations of any business of any of the Company Entities. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (I) in the past three (3) years, none of the Company Entities has received any written claims or notices from any Person:  (A) alleging any infringement, misappropriation, dilution or other violation of any Intellectual Property; or (B) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property except in each case, for claims that have since been completely resolved; (II) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property; and (III) in the past three (3) years, none of the Company Entities has sent any written notice to any Person alleging that such Person is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company Entities take and have taken commercially reasonable measures to protect the confidentiality of (x) all Trade Secrets included in the Owned Intellectual Property and (y) all Trade Secrets owned by any Person to whom any of the Company Entities has a confidentiality obligation and (ii) no Trade Secret included in the Owned Intellectual Property has been actually disclosed to any Person other than to employees, legal counsel or auditors of the Company or pursuant to a written confidentiality Company Contract restricting the disclosure and use thereof.

(e)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company Entities take and have taken commercially reasonable measures to maintain and protect the performance and security of the IT Systems used in the conduct or operations of any business of any of the Company Entities (and all software, information and data stored thereon); (ii) the IT Systems are adequate and sufficient for the operation of the businesses of the Company Entities as currently conducted; and (iii) to the Knowledge of the Company, there has been no unauthorized access to or use of any IT Systems (or any software, information or data stored thereon).

Section 4.14.         Privacy; Data Security.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the (i) Company Entities are in compliance with (A) all applicable Privacy Laws, (B) all of the Company’s policies regarding Personal Information (“Privacy Policies”), and (C) all of the Company’s contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information; (ii) no Privacy Policies of the Company Entities have contained any material omissions or been misleading or deceptive; (iii) the Company Entities have implemented and at all times maintained reasonable safeguards, consistent with practices in the industry in which the

Company Entities operate, to protect Personal Information and other confidential data in their possession or under their control against loss, theft, misuse or unauthorized access, use, modification or disclosure; (iv) the Company Entities have taken commercially reasonable steps to ensure that any third party to whom the Company Entities have granted access to Personal Information collected by or on behalf of the Company Entities has implemented and maintained the same; (v) there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company Entities or collected, used or processed by or on behalf of any Company Entity; (vi) the Company Entities have not provided or been legally required to provide any notices to any Person in connection with a disclosure of Personal Information; and (vii) no Company Entity has received any written notice of any claims (including written notice from third parties acting on its behalf), of or been charged with, the violation of, any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information, and there are no facts or circumstances that could reasonably be expected to form the basis of any such notice or claim.

Section 4.15.         Contracts.

(a)           Section 4.15 of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement.  For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”; provided, however, that “Material Contracts” shall only include Company Contracts to which a Company Entity is a party:

(i)            any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the 1933 Act);

(ii)           any Contract, other than offer letters with employees providing for “at will” employment terminable by Company Entities on 10 days’ notice or less in a form used by Company Entities in the ordinary course of business or employment agreements for employees in jurisdictions outside the United States in a form used by Company Entities in the ordinary course of business for each applicable jurisdiction, either (A) relating to the employment of, or the performance of services by, any employee or individual consultant with annual compensation borne by a Company Entity of $1,000,000 or higher and either (x) not providing for “at will” employment or (y) that obligates or may obligate any Company Entity to make or provide any severance, termination, change in control or similar payment or benefit (other than any (1) accelerated vesting of Restricted Units, (2) statutorily required severance or (3) other severance payments of less than $1,000,000); or (B) pursuant to which any of the Company Entities is or may become after the date hereof any bonus or similar payment (other than payments constituting base salary) in excess of $1,000,000 to any Company Associate;

(iii)          any collective bargaining, union or works council agreements;

(iv)          any defined benefit pension plan under which a Company Entity has or may have any obligations or liability;

(v)           any Contract with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement relating to the acquisition, development, sale or disposition of any business unit that is owned by the Company Entities that is material to the Company Entities, taken as a whole;

(vi)          any Contract imposing any material restriction on the right or ability of any Company Entity:  (A) which, following the consummation of the Merger, would materially limit the ability of the Surviving Company to conduct its business, or that purports to restrict in any material respect the ability of any Company Entity to compete with any Person or operate in any geographic area or location in which any Company Entity may conduct business; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; or (E) to transact business or deal in any other manner with any other Person, in each case of clauses (A) through (E) above, other than (x) confidentiality agreements entered into by the Company Entities in the ordinary course of business and (y) Investment Advisory Arrangements or Fund Documents containing any such provisions in the ordinary course of business that address the allocation of investment opportunities or the formation of successor funds);

(vii)         any Contract (except any Investment Advisory Arrangement, Fund Document) that contains an exclusivity provision, “most favored nation” provision, provisions granting a right of first refusal, a right of first negotiation or similar rights or any similar term for the benefit of a third party;

(viii)        any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company Entities would be required to purchase or sell, as applicable, any material equity interests of any Fund or Subsidiary of the Company, or which grants a right to sell to any Company Entity or purchase from any Company Entity any material asset (other than in the ordinary course of business);

(ix)          any Contract which contains a material “clawback” or similar undertaking requiring the reimbursement or refund of any fees (whether performance based or otherwise) paid to the Company Entities (except any Investment Advisory Arrangement, Fund Document or related “clawback” guaranty Contract that includes in the ordinary course of business any such “clawback” provision);

(x)           any material Contract relating to “soft-dollar” arrangements (i.e., providing for benefits relating to commissions generated from financial transactions executed by broker-dealers on behalf of any Funds);

(xi)          any Contract for borrowed money (whether current, short-term or long-term and whether secured or unsecured, or any financial guarantee) incurred by the Company Entities or pursuant to which any of the Company Entities has any obligations as guarantor, surety, co-signer, endorser or co-maker in respect of any obligation of any Person, or any capital maintenance, keep well or similar agreements or arrangements, other than (A) Contracts solely between or among any Company Entities; (B) Contracts not involving amounts in excess of $25,000,000; and/or (C) any liability on the part of the general partner of any Fund, acting in its role as general partner, in respect of borrowed money incurred by such Fund;

(xii)         any Contract which is a mortgage, security agreement, capital lease or similar agreement, in each case, that creates or grants an Encumbrance on any property or assets that are material to the Company Entities, taken as a whole;

(xiii)        any Contract relating to any swap, forward, futures, warrant, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract or other hedging or derivative transaction involving a notional exposure by any Company Entity of more than $50,000,000 as of December 31, 2018;

(xiv)        any Contract that restricts payment of dividends or any distributions in respect of the equity interests of any Company Entity;

(xv)         any Contract pursuant to which any Company Entity has continuing material indemnification obligations to any Person that would reasonably be expected to result in payments in excess of $10,000,000, except for (A) any vendor, supplier, third-party service provider or content licensing Contract entered into in the ordinary course of business, (B) non-disclosure agreements and access letters or (C) any indemnification arrangements with Company Associates;

(xvi)        any Contract, except for this Agreement, the Tax Receivable Agreement, and the Existing Exchange Agreement, relating to the acquisition or disposition of any business or securities by any Company Entities (whether by merger, sale of shares, sale of assets or otherwise) or pursuant to which any material earn-out, deferred or contingent payment obligations remain outstanding (excluding any such Contract for which all such rights and obligations have been satisfied), in each case, currently requiring payments by the Company Entity in excess of $10,000,000;

(xvii)       any Contract entered into since December 31, 2016 involving any resolution or settlement of any actual or threatened Legal Proceedings (A) involving payments by any Company Entity greater than $25,000,000 or (B) which imposes material continuing obligations on any Company Entity or that provides for any material continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(xviii)      (A) any Contract pursuant to which any of the Company Entities has been granted any license, right, option, non-assertion or release relating to any Intellectual Property of any other Person, in each case (x) that is material to the business of the Company Entities, taken as a whole and (y) excluding any non-exclusive “click-through” or end-user license for commercially available software used by any of the Company Entities for an aggregate fee less than $100,000 in any calendar year and (B) any Contract pursuant to which any license, right, option, non-assertion or release relating to Owned Intellectual Property has been granted to any Person, in each case that is material to the business of the Company Entities, taken as a whole and excluding any non-exclusive license granted in the ordinary course of business;

(xix)        any other Contract (or group of related Contracts), except for Investment Advisory Arrangements or Fund Documents, the performance of which is reasonably expected to require aggregate payments from the Company Entities during the fiscal year ended December 31, 2019 in excess of $25,000,000 and that is not terminable with less than sixty (60) days’ notice without material penalty by the Company Entities;

(xx)         any Contract between any Company Entity on the one hand, and any Affiliate of the Company (other than any Subsidiary of the Company) on the other hand, that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

(xxi)        any Contract relating to any Company Lease that is material to the Company Entities, taken as a whole; and

(xxii)       any Investment Advisory Arrangement involving aggregate assets under management in excess of $100,000,000.

The Company has Made Available to Parent an accurate and complete copy (in all material respects) of (A) each Material Contract (except (x) in the case of Contracts described in clause (xxii) above, any form Investment Advisory Arrangement between any Company Fund and any Company Entity, and (y) Contracts described in clause (i) above), (B) a schedule of all contractual arrangements pursuant to which the management fee or carried interest payable to Company Entities by closed-end Funds have been reduced from the management fee or carried interest arrangements stated in the relevant Fund Documents and (C) a schedule of all generally available fees applicable to Clients and Investors in the Company’s open-end investment strategies, as well as summaries of applicable “most favored nation” clauses in applicable Investment Advisory Arrangements.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Contract that constitutes a Material Contract is valid and in full force and effect, and, to the Knowledge of the Company, is enforceable in accordance with its terms (except to the extent that any Material Contract has expired in accordance with its terms), subject to the Equitable Exception.

(c)           None of the Company Entities has violated or breached, or committed any default under, any Company Contract where such violation, breach or default would, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.  As of the date hereof, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract that constitutes a Material Contract, except where such violation, breach or default would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to:  (i) result in a violation or breach of any of the provisions of any Company Contract that constitutes a Material Contract;

(ii) give any Person the right to declare a default or exercise any remedy under any Company Contract that constitutes a Material Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract that constitutes a Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract that constitutes a Material Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract that constitutes a Material Contract, in each case, except where such violation, breach, default or acceleration would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.  Since the Latest Balance Sheet Date through the date hereof, none of the Company Entities has received any written notice or, to the Knowledge of the Company, any other communication regarding any actual or possible violation or breach of, or default under, any Material Contract, except where such violation, breach, or default would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 4.16.         Funds; Assets under Management.

(a)           Section 4.16(a) of the Company Disclosure Schedule lists the name of each Subsidiary of the Company that is registered, licensed or qualified, or required to be registered, licensed or qualified, as an investment adviser, sub-adviser, relying adviser or similar term under Applicable Law as of the date hereof, the Governmental Authority with which each such Subsidiary is (or is required to be) registered, licensed or qualified, and the type of registration, license, or qualification that is, or is required to be, held (each such Subsidiary, an “Investment Adviser Subsidiary”).

(b)           (i)  A true, correct and complete list of each Fund as of the Base Date, including with respect to each such Fund, the relevant Investment Adviser Subsidiary, whether such Investment Adviser Subsidiary acts in a sub-advisory capacity, the assets under management and fee rate of such Fund as of the Base Date (including the annualized investment management fees attributable to each Fund as of the Base Date and any fee adjustments implemented since such date or proposed to be instituted) has been Made Available to Parent.  Section 4.16(b)(i) of the Company Disclosure Schedule sets forth for each Company Fund its jurisdiction of organization.

(ii)           Since the Latest Balance Sheet Date to the date hereof, (A) no party to any Investment Advisory Arrangement has given written or, to the Knowledge of the Company, other notice to the Company or any Subsidiary of the Company of its intention to terminate or materially reduce its relationship  with the Company or any Subsidiary of the Company or to adjust the fee schedule with respect to such Investment Advisory Arrangement in a manner that would materially reduce the fee under such Investment Advisory Arrangement and (B) except for the Contemplated Transactions, to the Knowledge of the Company, no event has occurred that would permit the removal or termination of the Company or any Subsidiary of the Company with respect to any Investment Advisory Arrangement (whether now cured or uncured) and no event (whether now cured or uncured) that, with the giving of notice or the passage of time or both, would constitute any such event has occurred in connection with any Fund and no allegation that any such event has occurred has been made in writing to any of the Company Entities.

(c)           (i)  Each Company Fund is, and at all times since its launch date has been, duly organized, validly existing and, with respect to entities in jurisdictions that recognize the concept of “good standing,” in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority to own its assets and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under Applicable Law, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, provided that no such representation or warranty is made with respect to any Company Fund as to any period prior to the commencement of such Company Fund’s management by the Company Entities.

(ii)           As of the date hereof, true, correct and complete copies of the Fund Documents for the Identified Funds (or in the case of side letters for the Identified Funds, compendiums accurately reflecting in all material respects the operative provisions of such side letters) have been Made Available to Parent.  All such Fund Documents, to the extent applicable, are valid and binding obligations of the applicable Company Fund, and, to the Knowledge of the Company, the applicable Non-Controlled Fund, and, to the Knowledge of the Company, are in full force and effect and enforceable against the other party or parties thereto in accordance with their terms (subject to the Equitable Exception), and each Company Fund is in compliance with such documents, as applicable, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(iii)          The copies of audited financial statements (including, in each case, the notes, if any, thereto) for each of the Company Funds for the year beginning on January 1, 2017 and ending on or before December 31, 2017 and, if available, the most recently available quarterly unaudited financial statements for such Funds, in each case that have been Made Available to Parent are true, correct and complete copies of such financial statements.  Each such financial statement (A) was prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein), and (B) fairly presented in all material respects the financial position of the applicable Fund as of the date thereof and the results of its operations and changes in net asset value for the period then ended.

(d)           Each existing Investment Advisory Arrangement is in compliance with the Advisers Act, the Investment Company Act, if applicable, and other Applicable Law, including, where applicable, FSMA and the AIFM Directive and since December 31, 2016 (or its inception, if later), has been performed by the applicable Investment Adviser Subsidiary in accordance with its terms and in compliance with the Advisers Act, the Investment Company Act, if applicable, and other Applicable Law, including, where applicable, FSMA and the AIFM Directive, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Fund has been managed and advised (and the fees, carried interest, and expenses payable thereunder have been calculated and charged) in compliance with the terms of the applicable Investment Advisory Arrangement, its investment guidelines and restrictions, any other Fund Document, the Advisers Act, the Investment Company Act, if applicable, and other Applicable Law, including, where applicable, FSMA and the AIFM Directive, in each case, in all material respects, provided that no such representation or warranty is made with respect to any Company Fund as to any period prior to the commencement of such Company Fund’s management by the Company Entities. Since December 31, 2016, each side letter in respect of an Identified Fund has been performed by the applicable Company Entity in accordance with its terms and Applicable Law, in each case, in all material respects.

(e)           As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any Company Fund, or to which any Company Fund is otherwise a party, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)            (i)  With respect to each Fund, to the Knowledge of the Company, there are no material errors (other than those which have been corrected and notified to the recipients of such reports) in any financial report delivered or made available to its investors (each, a “Fund Report”) pursuant to the applicable Fund Document that have resulted in or would result in distributions to investors other than in material compliance with such Fund Document.

(ii)           Since the date of each Fund’s most recently delivered Fund Report, no occurrence, change or event, individually or in the aggregate with any other occurrences, changes or events, has had a material adverse effect on the ability of the Company Entities to perform any of their respective obligations under any Fund Document.

(g)           There is no joint venture, strategic alliance, distribution, partnership, revenue share, settlement, or similar Contract with a party other than the Company Entities, which involves a sharing of profits or expenses by or on behalf of the Company Entities, or payments by or on behalf of the Company Entities based on revenues, profits or assets under management of the Company Entities (including side arrangements to such effect).

(h)           To the extent any Company Entity or Investment Adviser Subsidiary exercises investment management authority or control over the assets of a Fund that is:  (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Code, to which Section 4975 applies; or (iii) an entity whose assets include the assets of such a plan, within the meaning of Section 3(42) of ERISA and applicable regulations thereunder (each of the foregoing described in clauses (i), (ii) and (iii) a “Plan”) pursuant to an Investment Advisory Arrangement, each such Fund has been managed by the Company or an Investment Adviser Subsidiary such that the Company has used reasonable best efforts to be in compliance in all material respects with the applicable requirements of Title I of ERISA and Section 4975 of the Code.  Each Investment Adviser Subsidiary managing each such Fund is a qualified professional asset manager (a “QPAM”), as such term is used in Prohibited Transaction Class Exemption 84-43 (the “QPAM Exemption”), to the extent the Company or the applicable Investment Adviser Subsidiary has relied upon the QPAM Exemption for any transaction negotiated by or under the authority and general direction of the Company or the applicable Investment Adviser Subsidiary as a QPAM, and to the Knowledge of the Company, is not disqualified from relying on the QPAM Exemption with respect to such transactions due to the application of Section I(g) of the QPAM Exemption.

(i)            No Company Entity or Company Fund has given any guarantee, warranty or assurance as to the future investment performance of any of the Company Funds or the investment performance resulting from any Company Entity’s Advisory Services nor made any statement that could reasonably be understood as such.

(j)            As of the date hereof, none of the Company Funds nor, to the Knowledge of the Company, the Non-Controlled Funds has any suspension of investor redemptions currently in effect or imposed any “gates” or currently contemplates taking any such actions.

(k)           As of the Base Date, there were no outstanding redemption notices which had been served by investors in a Fund that would (A) in the aggregate, upon completion of such redemptions, result in a net reduction of $100,000,000 or more of the total assets under management of such Fund or (B) in the aggregate, upon completion of all such redemptions, result in a net reduction of 20% or more of the total assets under management of such Fund as compared to the Base Date (in each case of clauses (A) and (B), after including all new subscriptions or commitments, whether or not capital has yet been contributed in respect thereof).  As of the Base Date, there were no material outstanding redemption notices which had been served by any of the Company’s 20 largest investors (based upon assets under management as of the Base Date across all Funds).  Since the Base Date, no investor in a Fund has notified any of the Company Entities that such investor intends to submit a redemption notice at the next available redemption date that would (i) together with all other notified redemptions since the Base Date, result in a net reduction of $100,000,000 or more of the total assets under management of such Fund at such next available redemption date or (ii) together with all other notified redemptions since the Base Date, result in a net reduction of 20% or more of the total assets under management of such Fund as of such next available redemption date as compared to the Base Date (in each case of clauses (x) and (y), after including all new subscriptions or commitments, whether or not capital has yet been contributed in respect thereof).  Since the Base Date, none of the Company’s 20 largest investors (based upon assets under management as of the Base Date across all Funds) has notified any of the Company Entities that such Investor intends to submit a material redemption notice at the next available redemption date.

(l)            For each Company Fund that calculates performance fees based on the concept of a high water mark, the net asset value of such Company Fund that is an open-end fund, as of the Base Date, is greater than the high water mark with respect to the historical net asset values of such Company Fund with respect to each investor and the net profits allocable to each investor in any such Company Fund exceed such investor’s loss carryforward amounts.

(m)          (i)  Other than the Registered Funds, no Fund is registered or required to be registered as an “investment company” or has elected to be treated as a “business development company” pursuant to the Investment Company Act.

(ii)           Each Registered Fund that is a Company Fund is duly registered with the SEC as an investment company or has duly elected to be treated as a business development company, as applicable, under the Investment Company Act and no order of suspension or revocation of such registration or election has been issued or proceedings therefor initiated or, to the Knowledge of the Company, threatened.  To the Knowledge of the Company, as of the Base Date, no Person is serving or acting as an officer, director or trustee of, or investment adviser to, a Registered Fund except in accordance with the provisions of the Investment Company Act and the Advisers Act.

(iii)          At least seventy-five percent (75%) of the members of the board of directors (or comparable governing body) of each Registered Fund are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the Company Entity that is the investment adviser of such Registered Fund.

(iv)          All investment advisory services have been rendered by any Company Entity to each Registered Fund (to the Knowledge of the Company with respect to Registered Funds that are Non-Controlled Funds) pursuant to Contracts that were approved (including any subsequent annual renewals, as applicable) by the board of directors (or comparable governing body) of such Registered Fund and, to the extent required by Applicable Law, the holders of such Registered Fund’s outstanding “voting securities” (as defined in Section 2(a)(42) of the Investment Company Act), in accordance with all Applicable Law, including Section 15 of the Investment Company Act.

Section 4.17.         No Undisclosed Liabilities.  None of the Company Entities has any Liabilities required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto except for:  (a) Liabilities identified as such in the “liabilities” portion of the Latest Balance Sheet; (b) Liabilities that have been incurred by the Company Entities since the Latest Balance Sheet Date in the ordinary course of business; (c) Liabilities for performance of obligations of the Company Entities under Company Contracts, provided that such Liabilities are readily ascertainable (in nature, scope and amount) from the copies of such Company Contracts Made Available to Parent and such Liabilities are not arising under or resulting from any breach or non-performance of such Company Contract, (d) Liabilities incurred in connection with this Agreement and the Contemplated Transactions and (e) Liabilities that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.18.         Governmental Authorizations.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company Entities hold all Governmental Authorizations necessary to enable the Company Entities to conduct their respective businesses in the manner in which such businesses are currently being conducted, (b) all such Governmental Authorizations are valid and in full force and effect, (c) each Company Entity is in compliance with the terms and requirements of such Governmental Authorizations, and (d) since December 31, 2016 through the date hereof, none of the Company Entities has received any written notice from any Governmental Authority regarding:  (i) any actual or possible violation of or failure to comply with any term or requirement of any such material Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such material Governmental Authorization.

Section 4.19.         Compliance with Laws.  (a) The operations of the business of the Company Entities and the Funds are and have been, since the later of (x) such entity’s commencement of operations and (y) December 31, 2016, conducted in accordance with all

Applicable Law of any Governmental Authorities having jurisdiction over such entity or its assets, properties and operations (including by filing all reports, registrations and statements in a timely manner, together with any amendments required to be made with respect thereto, that are required to be filed under any Applicable Law with any applicable Governmental Authority (collectively, the “Company Reports”)), and with respect to each Investment Adviser Subsidiary and Registered Fund that is a Company Fund, by implementing written policies and procedures as required by Applicable Law (including Rules 204A-1 and 206(4)-7 under the Advisers Act and Rules 17j-l and 38a-1 under the Investment Company Act, as applicable), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  None of the Company Entities are registered or required to be registered as an “investment company” pursuant to the Investment Company Act.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since December 31, 2016 through the date hereof, no Company Entity has received written notice from a Governmental Authority of any violation (or any investigation with respect thereto) of any Applicable Law and none of the Company Entities is in default with respect to any Order applicable to any of its assets, properties or operations.

(c)           Each Investment Adviser Subsidiary is and has been at all relevant times since the later of (x) the effective date of such Investment Adviser Subsidiary’s registration, licensing or qualification or (y) December 31, 2016, duly registered, licensed or qualified as an investment adviser, relying adviser or similar term, as applicable, in each jurisdiction where the conduct of its business requires such registration, licensing or qualification and is in compliance with all U.S. federal and state and non-U.S. Applicable Law including, where applicable, pursuant to FSMA, requiring any such registration, licensing or qualification, except, in each case, as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except, in each case, as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no Legal Proceeding by any Governmental Authority pending or, to the Knowledge of the Company, threatened, to terminate, suspend, limit or adversely modify any such registration, licensing or qualification.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Subsidiary, except the Investment Adviser Subsidiaries, is or has been an “investment adviser” within the meaning of the Advisers Act or other Applicable Law since December 31, 2016.

(e)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since December 31, 2016, no Investment Adviser Subsidiary, or any officer, director or employee thereof is or has been prohibited by any provision of the Advisers Act, or the Investment Company Act from providing Advisory Services.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)            since the later of (x) the effective date of such Investment Adviser Subsidiary’s registration or (y) December 31, 2016, each Form ADV or amendment to

Form ADV of each Investment Adviser Subsidiary, as of the date of filing with the SEC (and with respect to Form ADV Part 2B or its equivalent, its date) did not, as of such respective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. True, correct and complete copies of each Investment Adviser Subsidiary’s most recent Form ADV (Parts  2A and 2B), reflecting all amendments thereto, have been Made Available to Parent;

(ii)           since the later of (x) the effective date of such Investment Adviser Subsidiary’s registration or (y) December 31, 2016, each Investment Adviser Subsidiary has been in compliance with Rule 206(4)-2 under the Advisers Act;

(iii)          since December 31, 2016, no Company Entity or any officer, director or employee thereof has paid, directly or indirectly, a fee to any Person for soliciting business of any kind, except for payments made in compliance in all material respects with Applicable Law, including Rule 206(4)-3 under the Advisers Act;.

(iv)          since December 31, 2016, the Company Entities and each officer, director and employee thereof has complied in all material respects with Rule 206(4)-5 under the Advisers Act (and any other applicable “pay-to-play” Applicable Law) and the related record keeping requirements set forth in Rule 204-3 thereof; and

(v)           none of the Company Entities or any of their “covered associates” has made a “contribution” to an “official” of a “government entity” (each as defined in Rule 206(4)-5) that has triggered the ban on the receipt of compensation contained in Rule 206(4)-5(a)(1).

(g)           Complete, current and correct copies of written policies and procedures (including any final written reviews or reports under such policies and procedures documenting identified internal failures by each Investment Adviser Subsidiary and each Registered Fund that is a Company Fund and each of the employees of such Investment Adviser Subsidiaries and Registered Funds subject thereto to comply with such policies and procedures since the later of (x) the effective date of such Investment Adviser Subsidiary’s registration or (y) December 31, 2016) implemented by each Investment Adviser Subsidiary or Registered Fund, as required by Applicable Law (including Rules 204A-1 and 206(4)-7 under the Advisers Act and Rules 17j-l and 38a-1 under the Investment Company Act), have been delivered or Made Available to Parent and, except as otherwise noted in any such reviews or reports, to the Knowledge of the Company, since the later of (x) the effective date of such Investment Adviser Subsidiary’s registration or (y) December 31, 2016, each Investment Adviser Subsidiary and Registered Fund that is a Company Fund has been in material compliance with such policies and procedures, as applicable.

(h)           None of the Company Entities, or to the Knowledge of the Company, any officer, director or employee thereof or any other “associated person” (as defined in the Advisers Act) or “affiliated person” (as defined in the Investment Company Act) thereof has been convicted of any crime or is, or has been subject to, any disqualification that, in either case, would be a basis for denial, suspension or revocation of license or registration, as the case may be, of an investment adviser under Section 203(e) of the Advisers Act, or disqualification to serve as an investment adviser or in any other capacity contemplated by the Investment Company Act for any Registered Fund under Sections 9(a) and 9(b) of the Investment Company Act.  As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing, by any Governmental Authority, which would reasonably be expected to become the basis for any such disqualification, denial, suspension or revocation, other than ordinary examinations by the SEC’s Office of Compliance Inspections and Examinations or Division of Investment Management or other Governmental Authority (such investigations, “Ordinary Examinations”).  To the Knowledge of the Company, as of the date hereof, none of the Company Entities is currently subject to any Ordinary Examination.

(i)            The Company has Made Available to Parent a true and correct copy of each material no-action letter and exemptive order issued by any Governmental Authority to any of the Company Entities or Company Funds that remains applicable to its respective business as conducted on the date of this Agreement.  To the Knowledge of the Company, the Company Entities and Company Funds are in compliance in all material respects with any such no-action letters and exemptive orders.

(j)            None of the Company Entities is, or has been since December 31, 2016, (i) a bank, trust company, introducing broker, broker, dealer, futures commission merchant, commodity pool operator, commodity trading advisor, swap dealer, real estate broker, insurance company or insurance broker within the meaning of any Applicable Law, or (ii) required to be registered, licensed or qualified as a bank, trust company, introducing broker, broker, dealer, futures commission merchant, commodity pool operator, commodity trading advisor, swap dealer, real estate broker, insurance company or insurance broker under any Applicable Law.  Since December 31, 2016, none of the Company Entities has received written notice of, and to the Knowledge of the Company there is no pending or threatened (in writing) proceeding concerning, any failure by a Company Entity to obtain any bank, trust company, introducing broker, broker, dealer, futures commission merchant, commodity pool operator, commodity trading advisor, swap dealer, real estate broker, insurance company or insurance broker registration, license or qualification.  The Company has Made Available to Parent a true, correct and complete copy of the current membership agreement, registration statement, application for exemption and any similar documentation submitted by any Company Entity to any self-regulatory organization, including the NYSE and FINRA (each, a “Self-Regulatory Organization”), in connection with its current membership therein.

(k)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company Entities or any Company Fund has received, since December 31, 2016, any written notification from any Governmental Authority (i) asserting non-compliance with any Applicable Law or Order, (ii) threatening to revoke any license, franchise, seat on any exchange, permit, or governmental authorization, (iii) requiring or requesting any of them (including any of the Company Entities’ or any Fund’s directors or controlling persons) to enter into a cease-and-desist order, agreement, or memorandum of understanding (or requiring the board of directors or similar governing body thereof to adopt any resolution or policy), or (iv) restricting or disqualifying them from engaging in their activities (except for restrictions generally imposed by rule, regulation or administrative policy on investment advisers generally).

(l)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company Entities (i) is subject to any cease-and-desist or other order or directive issued by, is a party to any written agreement, consent agreement or memorandum of understanding with, is a party to any commitment letter or similar undertaking to, has received since December 31, 2016 of any supervisory letter from, or has adopted since December 31, 2016 board resolutions at the request of, any Governmental Authority, or (ii) has been advised, since December 31, 2016 through the date hereof, by any Governmental Authority that it is considering any of the foregoing. To the Knowledge of the Company, there are no pending or threatened (in writing) investigations, reviews or disciplinary proceedings against the Company Entities or any Fund, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True and correct copies of all material correspondence relating to any investigation, examination, review or inquiry by any Governmental Authority of (i) the Company Entities or any Company Fund or (ii) any Non-Controlled Fund to the extent in the possession of the Company or any Subsidiary, from December 31, 2016 through the date of this Agreement, have been Made Available to Parent or its Representatives. All requests, recommendations or comments provided to any Company Entity or Fund by a Governmental Authority in connection with any such investigation, examination, review or inquiry have been appropriately addressed or responded to, as the case may be, by the Company Entities and the Company Funds and, to the Knowledge of the Company, any Non-Controlled Fund, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(m)          None of the Company Entities or any executive officer of the Company (i) has been indicted for or convicted of any felony or any crime involving fraud, misrepresentation or insider trading or (ii) is subject to any outstanding Order barring, suspending or otherwise limiting the right of such Person to engage in any activity conducted as part of any Company Entity’s business as currently conducted.

(n)           As of the date hereof, none of the Company Entities, any Company Fund or, to the Knowledge of the Company, any Non-Controlled Fund, or any officer or director of any such Person (to the Knowledge of the Company, with respect to Non-Controlled Funds), is or has been subject to any event specified in Rule 506(d)(1)(i)-(viii) of Regulation D promulgated  under the 1933 Act (“Disqualifying Events”) (including, for the avoidance of doubt, Disqualifying Events that would have triggered disqualification under Rule 506(d)(1) but occurred before September 23, 2013 or have been waived by a waiver, order, judgment or decree granted under Rule 506(d)(2)(ii) or (iii)).

(o)           To the extent required by Applicable Law, all of the Company Entities have adopted and maintained “know-your-customer” and anti-money laundering programs and reporting procedures, and have complied in all material respects with the terms of such programs and procedures for detecting and identifying money laundering.

(p)           Prior to the acceptance of any subscription agreement from any investor in any Company Fund, each Company Entity has taken reasonable measures to confirm (either directly or indirectly through a third-party administrator or other Representative or agent) that such investor is not identified on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of Specially Designated Nationals and Blocked Persons (the “SDN List”) or

otherwise subject to sanctions administered by OFAC or owned or controlled by or acting on behalf of any Person listed on the SDN List.  None of the Company Entities has been subject to any enforcement or supervisory action by any Governmental Authority because such procedures were considered to be inadequate by such regulator.

(q)           The Company Entities are, and have at all times since December 31, 2014 been, in compliance with (i) any and all import or export control or sanctions Laws of any jurisdiction, including the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce, sanctions and embargo Laws, executive orders and regulations administered by the OFAC, and ITAR; and (ii) in all material respects the Foreign Trade Regulations administered by the Census Bureau of the U.S. Department of Commerce, and any Laws related thereto.

(r)            No Company Entity has been a party to a Contract with, conducted business with or participated in any transaction involving, (i) any Person identified on OFAC’s list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program, (ii) any Governmental Authority with respect to which the United States or any jurisdiction in which such Company Entity is operating or located administers or imposes economic or trade sanctions or embargoes, (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a Governmental Authority or (iv) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Governmental Authority either within or outside the United States with whom it is illegal to conduct business pursuant to Applicable Laws, in each case in violation of any Applicable Law.

(s)            Since December 31, 2014, no Company Entity nor, to the Knowledge of the Company, any Person acting on behalf of the Company Entities, has taken or failed to take any action that would cause it to not be in material compliance with the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act, or any similar anti-bribery or anti-corruption Applicable Law, or any rules or regulations thereunder.  The Company Entities maintain compliance policies, procedures and internal controls reasonably calculated to ensure compliance with applicable anti-bribery and anti-corruption Applicable Laws.

Section 4.20.         Litigation.  As of the date hereof, there is no Legal Proceeding pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority, or before any arbitrator of any nature, against the Company Entities or any of their respective assets, properties, directors, officers or employees that (i) is material to the Company Entities, taken as a whole; (ii) in the case of the Investment Adviser Subsidiaries and its officers, directors and employees, would, individually or in the aggregate, reasonably be expected to materially impair the Company Entities’ ability to conduct their businesses in the ordinary course as conducted as of the date hereof; or (iii) individually, or in the aggregate, would be reasonably expected to prevent or materially impair or delay the Company’s ability to carry out its obligations under, and to consummate the Contemplated Transactions.  As of the date hereof, there is no Order of any Governmental Authority or any arbitrator of any nature outstanding, or, to the Knowledge of the Company, threatened, against any Company Entities (including any Investment Adviser Subsidiary) that would, individually or in the aggregate, reasonably be expected to materially impair the Company Entities’ ability to conduct their businesses in the ordinary course as conducted as of the date hereof.

Section 4.21.         Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)           Each of the Tax Returns required to be filed on or before the Closing Date (taking into account any applicable extensions) by or on behalf of the Company Entities (the “Company Entity Returns”):  (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) is true, correct and complete. All Taxes for which the Company Entities are liable as shown on the Company Entity Returns have been paid.

(b)           No extension or waiver of the limitation period applicable to any of the Company Entity Returns has been granted (by the Company Entities or any other Person), and no such extension or waiver has been requested by the Company Entities, in each case which has not expired.

(c)           No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing against or with respect to the Company Entities in respect of any Taxes. There are no unsatisfied Liabilities with respect to any notice of deficiency or similar document received by the Company Entities with respect to any Tax. There are no liens for Taxes upon any of the assets of the Company Entities, other than Permitted Encumbrances.  No Company Entity is required to include any adjustment in taxable income for any taxable period (or portion thereof) beginning after the Closing Date pursuant to Section 481 of the Code (or any similar or comparable provision of state, local or foreign Applicable Law) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing Date.

(d)           No claim that is currently unresolved has ever been made by any Taxing Authority in a jurisdiction where no Company Entity files a Tax Return that any Company Entity is or may be required to file a Tax Return in that jurisdiction.

(e)           None of the Company’s Subsidiaries that is a U.S. corporation for U.S. federal income Tax purposes is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)            No Company Entity has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or any similar or comparable provision of state, local or foreign Applicable Law), other than a group the common parent of which is a Company Entity, or has any Liability for the Taxes of any Person (other than another Company Entity) under Treasury Regulations Section 1.1502-6 (or any similar or comparable provision of state, local or foreign Applicable Law), pursuant to any arrangement for group or consortium relief (or similar or comparable arrangement), or as a transferee or successor, or by Contract (other than any commercial Contract, the primary purpose of which does not relate to Tax).

(g)           The Company, at all times since its formation, has been treated as a disregarded entity or partnership for U.S. federal income Tax purposes (and not as an association taxable as a corporation for U.S. federal income Tax purposes, whether under Section 7704 of the Code or otherwise).

(h)                                 No Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) “closing agreement” as described in Section 7121 of the Code (or any similar or comparable provision of state, local or foreign Applicable Law) executed prior to Closing, (ii) installment sale or open transaction disposition made prior to Closing, or (iii) prepaid amount received prior to Closing.  Each of the Company’s Subsidiaries that is or was a “deferred foreign income corporation” within the meaning of Section 965(d) of the Code had a taxable year that ended on December 31, 2017, and no Company Entity has made an election pursuant to Section 965(h) of the Code.

(i)                                     No Company Entity has requested or received any ruling from, or entered into any “closing agreement” as described in Section 7121 of the Code (or any similar or comparable provision of state, local or foreign Applicable Law) with, any Taxing Authority that:  (i) requires the Company Entities to take any action or to refrain from taking any action after the Closing; (ii) would affect any amount of Tax payable by the Company Entities after the Closing, or (iii) would be terminated or adversely affected as a result of the Contemplated Transactions.

(j)                                    No Company Entity has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)                                 The Company Entities have withheld or collected with respect to each payment or deemed payment made to or from other Persons all Taxes and other deductions required to be withheld or collected and have, within the time and in the manner required by Applicable Law, paid such withheld or collected amounts to the proper Taxing Authorities.

(l)                                     Each Company Entity set forth on Section 4.21(l) of the Company Disclosure Schedule that is treated as a partnership for U.S. federal income Tax purposes has, or as of the Closing Date will have, a valid election in effect under Section 754 of the Code.

Section 4.22.                          Employee Benefit Plans and Employees.  (a) Section 4.22(a) of the Company Disclosure Schedules sets forth a correct and complete list of each material Company Employee Plan (except for: (i) individual employment agreements and offer letters having terms that are consistent in all material respects with a form of employment agreement or offer letter typically used by the Company Entities for the applicable jurisdiction and the employee’s position; and (ii) individual equity award agreements that are consistent in all material respects with the standard form of award agreement under the applicable Company Equity Incentive Plan). Section 4.22(a) of the Company Disclosure Schedules separately identifies each material Company Employee Plan that is a Foreign Benefit Plan and the non-U.S. jurisdiction applicable to each such Foreign Benefit Plan.

(b)                                 As of the date hereof, with respect to each Company Employee Plan listed on Section 4.22(a) of the Company Disclosure Schedules, complete and accurate copies of the following, to the extent applicable: (i) the plan documents, including any related trust documents, insurance contracts, insurance policies or other funding arrangements and all material amendments thereto, or a written description of the terms of any such Company Employee Plan that is not in writing, (ii) the most recent summary plan description (and any summaries of modifications with respect thereto), (iii) the most recent annual report on Form 5500 filed with the IRS (with schedules and attachments), (iv) the most recent IRS opinion or determination letter for any Company Employee Plan that is intended to qualify under Section 401(a) of the Code, as applicable, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan and (vi) any material written notices to or from any Governmental Authority relating to any compliance issues in respect of any such Company Employee Plan.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Employee Plan has been maintained, operated and administered in all material respects in compliance with its terms and with Applicable Law, including ERISA and the Code, and (ii) no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA and Section 4975 of the Code has occurred or is reasonably expected to occur with respect to any Company Employee Plan.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there are no Legal Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Employee Plan, the assets of any trust under any Company Employee Plan, or the plan sponsor, plan administrator or fiduciary or any Company Employee Plan with respect to the administration or operation of Company Employee Plans.

(e)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Foreign Benefit Plan has been maintained and administered in all respects in accordance with its terms and Applicable Laws and, if intended to qualify for special Tax treatment, meets all applicable requirements, (ii) all employer and employee contributions to each Foreign Benefit Plan required by its terms or by Applicable Laws have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction, and (iii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

(f)                                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, nothing has occurred with respect to the operation of any such Company Employee Plan that could reasonably be expected to cause the imposition of any Liability or Tax under ERISA or the Code.

(g)                                  No Company Employee Plan provides post-retirement or post-employment health, welfare or life insurance benefits or coverage to any current or former officer, director, employee, independent contractor or service provider of any of the Company Entities, or any spouse or dependent of any such Person, other than pursuant to Section 4980B of the Code or any similar Law.

(h)                                 None of the Company Entities nor any of their ERISA Affiliates maintains, contributes to, or is required to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (ii) a Multiemployer Plan, (iii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).  None of the Company Entities nor any of their ERISA Affiliates has incurred, or reasonably would be expected to incur, any Liability (whether direct or indirect, actual or contingent) under Title IV of ERISA that has not been satisfied in full.

(i)                                     Neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions will, either alone or in upon the occurrence of any additional or subsequent events, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former officer, director, employee, independent contractor, or service provider of any of the Company Entities, (ii) result in the acceleration of the time of payment, funding or vesting of any employee benefits or compensation (including under any carried interest arrangement) of, or due to, any current or former officer, directors, employee, independent contractor, or service provider of any of the Company Entities, (iii) increase the amount or value of any compensation or benefits (including under any carried interest arrangement) otherwise payable or required to be provided to any current or former officer, director, employee, independent contractor, or service provider of any of the Company Entities, or (iv) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise Tax owing under Section 4999 of the Code.

(j)                                    No Company Entity maintains any obligations to gross-up or reimburse any individual for any Tax under Section 409A or 4999 of the Code.

(k)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions required to be made to any Company Employee Plan by Applicable Law, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the date of this Agreement have been timely made or paid in full in all respects or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the consolidated financial statements of the Company included in the Company SEC Documents.

(l)                                     Since December 31, 2016, no allegations of sexual harassment or unlawful sexual misconduct have been made to any Company Entity against any executive officer, chief investment officer, or Company Associate with a title of Portfolio Manager or higher or who is otherwise identified by name as a “key person” under any Fund Documents for a closed-end Fund that is in its investment period.

(m)                             None of the Company Entities is a party to any collective bargaining agreement, labor union contract, or trade union agreement applicable to its employees.  There are no labor unions or works councils representing any of the Company Entity’s employees, and, to the Knowledge of the Company, no labor union or works council is attempting to organize any such employees for the purpose of representation.

(n)                                 Except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company Entities, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to any of the Company Entities or any employee thereof; (ii) there is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting any of the Company Entities; and (iii) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened before any applicable Governmental Authority relating to the employees of any Company Entity;

(o)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since December 31, 2016, the Company Entities have complied with all Applicable Laws relating to employment or labor, relating to the terms and conditions of current and former employees and other employment- or labor-related matters, including the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, ERISA, state fair employment practices laws, Applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, civil rights, discrimination in employment, employee health and safety, collective bargaining, workers’ compensation and the collection and payment of withholding and/or social security Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no Legal Proceedings against any of the Company Entities pending or, to the Knowledge of the Company, threatened by any Person or Governmental Authority with respect to any Applicable Law relating to employment or other engagement of labor, including all Legal Proceedings based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company Entities, of any Person.

(p)                                 The Company Entities have complied in all material respects with the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local Applicable Law concerning “mass layoffs” or “plant closings,” and there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company Entities within the six (6) months prior to the date hereof whereby any material liability to the Company Entities remains outstanding.

(q)                                 The Company Entities are not liable for any outstanding payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security, or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(r)                                    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all individuals who perform or have performed services for the Company Entities have been properly classified under Applicable Law as (i) employees or independent contractors, to the extent applicable, and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state

Applicable Law), and no such individual has been improperly included or excluded from any Company Employee Plan.  The Company Entities are not on notice of any pending or, to the Knowledge of the Company, threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(s)                                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the current employees of the Company Entities that work in the United States are authorized and have appropriate documentation to work in the United States and the Company Entities have never been notified of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement (“ICE”), or other federal agency charged with administration and enforcement of federal immigration laws concerning the Company Entities, and the Company Entities have never received a “no match” notice from ICE, the Social Security Administration, or the IRS.

(t)                                    The execution, delivery, and performance of this Agreement do not require the Company Entities to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any employee of the Company Entities or any representatives, labor unions, works councils or similar organizations representing any employee of the Company Entities, or any Governmental Authority, with respect to any employee of the Company Entities.

Section 4.23.                          Environmental Matters.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Entities are, and have been since December 31, 2016, in compliance with all Environmental Laws, have in effect all Governmental Authorizations required under any Environmental Laws to operate as they currently operate, and are in compliance with all such Governmental Authorizations.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof: (i) the Company Entities have not received, since December 31, 2016, any written notice of violation or potential liability under any Environmental Law, any written request for information under any Environmental Law, or demand letter under any Environmental Law from any Person relating to operations or properties of the Company Entities, (ii) except as has been fully resolved with no further obligations to the Company Entities, none of the Company Entities is subject to any Orders arising under Environmental Laws, and (iii) to the Knowledge of the Company, none of the Company Entities has received written notice of any pending or threatened administrative, civil or criminal actions, suits, proceedings or investigations under any Environmental Laws which would result in the Company Entities incurring liability under Environmental Laws.

Section 4.24.                          Insurance.  The Company has Made Available to Parent a copy of all currently in-force material insurance policies and material self-insurance programs and arrangements issued to or maintained by any of the Company Entities that insure the business, assets and operations of the Company Entities as of the date hereof.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each such material insurance policy is in full force and effect, (b) since December 31,

2016, none of the Company Entities has received any notice regarding the: (i) cancellation or invalidation of any such material insurance policy; (ii) denial of any material claim under any such insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any such insurance policy, and (c) with respect to each material Legal Proceeding that has been filed against the Company since December 31, 2016, to the Knowledge of the Company, the Company has provided written notice of such Legal Proceeding to the appropriate insurance carrier(s), if any and if required to do so, and no such carrier has issued a denial of coverage or reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Entities maintain insurance coverage for all amounts and obligations as required under Applicable Law and any requirements under any Company Contracts, and no Company Entity is in breach or default, or has taken any action or failed to take any action that with notice or lapse of time, or both, would constitute such a breach or default, or permit termination or adverse modification of any such insurance policy.

Section 4.25.                          Affiliate Transactions.  As of the date hereof, no executive officer of the Company or director of the Company Entities (or any such Person’s immediate family members or Affiliates) (a) is a party to any Contract other than a Fund Document with, or binding upon, the Company Entities or any of their respective assets or properties, (b) receives, directly or indirectly through its Affiliates (other than the Company Entities) any payment or other economic benefit from any Fund, in its capacity as such, (c) has any interest (other than as an owner of Company Units) in any property owned by the Company Entities or (d) has engaged in any transaction involving the Company, any of Subsidiaries, or any of their respective assets or properties within the last twelve months, in each case of the foregoing clauses (a) through (d), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act, other than, in each case, ordinary course of business employment and compensation arrangements.

Section 4.26.                          Broker-dealers.

(a)                                 OCMI is the only Company Entity that carries out Broker-Dealer Activities.  OCMI is and has been at all times since becoming duly registered as a broker-dealer under the 1934 Act has been duly registered as a broker-dealer under the 1934 Act, duly registered in each of the U.S.  states, territories and jurisdictions where such registration, licensing or qualification is so required and during such time all of OCMI’s officers, employees and “associated persons” who are required under Applicable Laws to be registered as a representative or principal under FINRA rules and with the states have been so registered.  OCMI is a member of FINRA and such other self-regulatory organizations in which its membership is required in order to conduct its business as now conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect. OCMI is not and is not required to be a member of the Securities Investors Protection Corporation.  All filings made by OCMI with the SEC and FINRA over the past three (3) years were accurate and complete in all material respects.

(b)                                 Neither OCMI nor any “associated person” (within the meaning of the 1934 Act) of OCMI is ineligible or disqualified pursuant to Section 15(b) of the 1934 Act or under any applicable State or foreign law to act as a broker-dealer or as an associated person of a registered broker-dealer or is subject to heightened supervision under FINRA Rules. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing that would reasonably be expected to result in OCMI or, to the Knowledge of the Company, any “associated person” (as defined in the 1934 Act or in the rules adopted by FINRA thereof) becoming ineligible to act in such capacity.

(c)                                  OCMI is, and at all times since December 31, 2016 has been, in compliance with the net capital requirements under the 1934 Act and FINRA rules and the Laws of any jurisdiction in which OCMI conducts business and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the 1934 Act.

Section 4.27.                          Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is applicable to the Merger or the other Contemplated Transactions.

Section 4.28.                          Brokers’ Fees.  Except for Perella Weinberg Partners LP and Sandler O’Neill & Partners, L.P., which is acting as Advisor to the Special Committee, there is no Advisor of or to the Company or its Affiliates (each such Advisor, a “Company Advisor”) who might be entitled to any banking, broker’s, finder’s, success, completion or similar fee or commission in connection with this Agreement or any of the Contemplated Transactions.

Section 4.29.                          Fairness Opinion.

(a)                                 The Company Board has received the opinion of Perella Weinberg Partners LP, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the procedures, factors, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Class A Units (other than holders of Restricted Units and Class A Units that are owned, directly or indirectly, by the Company, Merger Sub, Parent, Oaktree Partnership, Oaktree GP, and their respective affiliates), solely in their capacity as such, pursuant to this Agreement is fair, from a financial point of view, to such holders.  It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub for any purpose.  The Company will make available to Parent, only for information purposes, a copy of such opinion promptly following the execution of this Agreement.

(b)                                 The Special Committee has received the written opinion of Sandler O’Neill & Partners, L.P. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Class A Units (other than Parent, Merger Sub and their respective affiliates, Oaktree Partnership, those Members who are also equity holders of Oaktree Partnership and holders of Restricted Units).  It is agreed and understood that such opinion is for the benefit of the Special Committee and may not be relied on by Parent or Merger Sub for any purpose.  The Company will make available to Parent, only for information purposes, a copy of such opinion promptly following the execution of this Agreement.

Section 4.30.                          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement, the Consent Solicitation Statement or, if required, the Schedule 13E3 will, at the time the Registration Statement or Consent Solicitation Statement is mailed to the Members or the time the Schedule 13E3 is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Consent Solicitation Statement and, if required, Schedule 13E3 will comply as to form in all material respects with the provisions of the 1934 Act and the rules and regulations promulgated by the SEC thereunder.

Section 4.31.                          SellerCo and Seller MergerCo.  As of the date hereof, (a) Oaktree Partnership is directly or indirectly the sole holder of all limited liability company interests in SellerCo and (b) the Company is directly or indirectly the sole holder of all limited liability company interests in Seller MergerCo.  Since its date of formation, neither SellerCo nor Seller MergerCo has carried on any business nor conducted any operations other than in connection with the execution of this Agreement, the performance of its obligations hereunder and matters ancillary to the Contemplated Transactions.  Immediately prior to the Subsequent Closing, the only limited liability company interests of SellerCo issued and outstanding will have been issued in connection with the OCGH Exchange.

Section 4.32.                          Acknowledgement of Disclaimer of Other Representations and Warranties.  The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5 hereof and the Transaction Agreements, (i) none of Parent or Merger Sub makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the other Transaction Agreements, the Merger or the other Contemplated Transactions and the Company is not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement and the Transaction Agreements to which Parent, Merger Sub, or Oaktree Partnership is a party, and (ii) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by such entity.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows (it being understood that each representation and warranty contained in this Article 5 is subject to disclosure in any Parent Disclosure Document filed on or furnished after December 31, 2017 and at least two (2) Business Days before the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosures included in any “forward-looking statements” disclaimer or other statements to the extent they are similarly non-specific and predictive or forward-looking in nature)):

Section 5.01.                          Corporate Existence and Power.  (a)  Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and, to the extent the concept is applicable to the relevant jurisdiction, in good standing under the laws of the jurisdiction in which it was formed, (ii) has all necessary corporate, trust, company or partnership power and authority to: (A) conduct its business in the manner in which its business is currently being conducted; (B) own and use its assets in the manner in which its assets are currently owned and used; and (C) perform its obligations under all Contracts by which it is bound, in each case, except where the failure to be so organized, validly existing or in good standing or have such power and authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Each of the Parent Entities is qualified to do business as a foreign corporation, limited liability company, partnership or other entity (as the case may be) and, to the extent the concept is applicable to the relevant jurisdiction, is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)                                  Parent has Made Available to the Company accurate and complete copies of the organizational documents of Parent and Merger Sub (the “Parent Organizational Documents”), in each case, including all amendments thereto. Neither Parent nor Merger Sub is in violation of the its respective organizational documents in any material respect.

Section 5.02.                          Corporate Authorization; Binding Nature of Agreement.  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, are within Parent and Merger Sub’s corporate or limited liability company, as applicable, power and have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective board of directors or sole member. No other action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party and the consummation by Parent or Merger Sub of the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which either Parent or Merger Sub is a party have been duly executed and delivered by them and, assuming due execution and delivery by the other parties thereto, constitute the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Equitable Exception.

Section 5.03.                          Consents and Approvals.  No Consent from, filing with or notification to, any Governmental Authority, is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement and each other Transaction Agreement by Parent or Merger Sub or the performance by Parent and Merger Sub of their respective obligations hereunder (including the consummation of the Merger) and thereunder, except for: (a) the filing of the Notification and Report Form under the HSR Act and any filings or notifications required under any other Required Regulatory Filings/Approvals; (b) applicable requirements of the 1934 Act and as may be required under applicable state securities or “blue sky” Applicable Law of the United States; (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (d) the filing with the SEC of the Registration Statement; (e) the filing of the CFIUS Notice and the receipt of the CFIUS Clearance; (f) satisfaction of any ITAR Pre-Notification Requirement; and (g) any Consents, filings, registrations, or notifications, which if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.04.                          No Vote Required.  No member or shareholder vote of Parent is required to approve this Agreement or the other Transaction Agreements or to authorize the Merger Sub or consummate the Contemplated Transactions.

Section 5.05.                          Non-contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and each other Transaction Agreement (including the consummation of the Merger) do not and will not (whether with due notice or lapse of time or both), directly or indirectly, (i) violate, conflict with or result in a breach of any provision of any Parent Organizational Document or the organizational governing documents of any of Parent’s Subsidiaries, (ii) subject to compliance with the requirements set forth in Section 5.03, violate any provision of any Applicable Law with respect to Parent or any Subsidiary thereof, (iii) violate, conflict with, result in any breach of or any default under, or result in or give to others any rights of termination, modification, amendment, vesting or cancelation of or under, acceleration, revocation or suspension of any Contract to which Parent or any of its Subsidiaries is a party, or (iv) result in the creation or imposition of any Encumbrance (other than any Permitted Encumbrances) upon any of the assets, properties or rights of Parent or Merger, except, in the case of each of clauses “(ii)” through “(iv)” above, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.06.                          Capitalization.

(a)                                 As of March 7, 2019,  the authorized capital stock of Parent consists of:  (i) an unlimited number of Parent Class A Shares, of which 993,897,590 shares, have been issued and are outstanding; (ii) 85,120 Parent Class B Shares, all of which are issued and are outstanding; (iii) an unlimited number of Parent Class A Preferred Shares, of which 10,457,685 Class A Preference Shares, Series 2; 3,995,910 Class A Preference Shares, Series 4; 2,476,185 Class A Preference Shares, Series 8; 5,515,981 Class A Preference Shares, Series 9; 9,640,096 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,862,084 Class A Preference Shares, Series 17; 7,885,754 Class A Preference Shares, Series 18; 9,298,148 Class A Preference Shares, Series 24; 1,529,133 Class A Preference Shares, Series 25; 9,803,240 Class A Preference Shares, Series 26; 9,246,777 Class A Preference Shares, Series 28; 9,790,374 Class A Preference Shares, Series 30; 11,754,099 Class A Preference Shares, Series 32; 9,888,332 Class A Preference Shares, Series 34; 7,863,793 Class A Preference Shares, Series 36; 7,837,967 Class A Preference Shares, Series 37; 7,924,280 Class A Preference Shares, Series 38; 11,853,135 Class A Preference Shares, Series 40; 11,902,700 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; and 11,885,972 Class A Preference Shares, Series 48; in each case, are issued and outstanding; and (iv) an unlimited number of Class AA Preferred Shares, none of which have been issued or are outstanding.

(b)                                 All of the outstanding Parent Class A Shares have been duly authorized and validly issued, and are fully paid and non-assessable.  As of the date of this Agreement, there is no shareholder rights plan (or similar plan commonly referred to as a “poison pill”) under which any of the Parent Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(c)                                  All outstanding Parent Class A Shares, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of Parent and Parent’s Subsidiaries have been issued and granted in compliance in all material respects with: (i) all Applicable Laws relating to securities; and (ii) all requirements set forth in applicable Contracts and any applicable Parent Employee Plan.

Section 5.07.                          SEC Filings; Parent Financial Statements.

(a)                                 All Parent Disclosure Documents required to have been filed or furnished by Parent or its officers with the SEC or the Canadian Securities Administrators since December 31, 2016 have been so filed or furnished on a timely basis, including any certification or statement required by: (i) Rule 13a-14 or Rule 15d-14 under the 1934 Act (and Section 302 of the Sarbanes-Oxley Act); (ii) Section 906 of the Sarbanes-Oxley Act; (iii) Canadian Securities Laws and (iv) any other rule or regulation promulgated by the SEC or the Canadian Securities Administrators or applicable to the Parent Disclosure Documents filed on or after December 31, 2016 (the “Parent Certifications”).  As of the time it was filed with or furnished to the SEC or the Canadian Securities Administrators (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of any Parent Disclosure Document that is a registration statement or prospectus filed pursuant to the requirements of the 1933 Act or applicable Canadian Securities Laws, as of the effective date of such Parent Disclosure Document):  (A) each Parent Disclosure Document complied in all material respects with the applicable requirements of the 1933 Act, the 1934 Act or Canadian Securities Laws (as the case may be); and (B) no Parent Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                                 Parent maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) and of ICRF (as defined under National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Parent maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) and DC&P (as defined in National Instrument 52-109) designed to provide reasonable assurance that all material information relating to Parent is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC, the Canadian Securities Administrators and other public disclosure documents of Parent, and otherwise ensure that information required to be disclosed by Parent in the reports that it files or submits under the 1934 Act and applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the SEC’s and Canadian Securities Administrators’ rules and to make the Parent Certifications.

(c)                                  The financial statements (including any related notes) of Parent contained in the Parent Disclosure Documents filed on or after December 31, 2016:  (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with IFRS applied on a consistent basis throughout the applicable period covered (except (A) as may be indicated therein or in the notes thereto, (B) with respect to unaudited statements, as permitted by the SEC and the Canadian Securities Administrators, and (C) in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of notes thereto); and (iii) present fairly, in all material respects, the financial condition of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent and its Subsidiaries for the periods covered thereby.

(d)                                 None of the Parent Entities is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among any Parent Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1933 Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent Entities in the published financial statements of Parent contained in the Parent Disclosure Documents.

(e)                                  Since December 31, 2016 through the date hereof, none of the Parent Entities, the Parent’s independent accountants (to the Knowledge of Parent), or the board of directors or audit committee of the board of directors of any Parent Entity, or any officer of any Parent Entity, has received any written notification of any:  (A) “significant deficiency” in the internal controls over financial reporting of any of the Parent Entities or “material weakness” in the internal controls over financial reporting of any of the Parent Entities, in each case which is reasonably likely to adversely affect the Parent’s ability to record, process, summarize and report financial information; or (B) fraud, whether or not material, that involves management or other employees of any of the Parent Entities who have a significant role in the internal controls over financial reporting of the Parent.

Section 5.08.                          Absence of Certain Changes.  Except in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Contemplated Transactions, since December 31, 2018 through the date of this Agreement:

(a)                                 there has not been any Parent Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; and

(b)                                 neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date hereof without the consent of the Company, would constitute a violation of Section 7.01(a).

Section 5.09.                          Governmental Authorizations.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) the Parent Entities hold all material Governmental Authorizations necessary to enable the Parent Entities to conduct their respective businesses in the manner in which such businesses are currently being conducted, (b) all such Governmental Authorizations are valid and in full force and effect, (c) each Parent Entity is in compliance with the terms and requirements of such Governmental Authorizations, and (d) since December 31, 2016 through the date hereof, none of the Parent Entities has received any written notice from any Governmental Authority regarding:  (i) any actual or possible violation of or failure to comply with any term or requirement of any such material Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such material Governmental Authorization.

Section 5.10.                          Compliance with Law.  The operations of the business of the Parent and its Subsidiaries are and have been, since the later of (x) such entity’s commencement of operations and (y) December 31, 2016, conducted in accordance with all Applicable Law of any Governmental Authorities having jurisdiction over such entity or its assets, properties and operations (including by filing all reports, registrations and statements in a timely manner, together with any amendments required to be made with respect thereto, that are required to be filed under any Applicable Law with any applicable Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since December 31, 2016 through the date hereof, none of the Parent Entities has received written notice from a Governmental Authority of any violation (or any investigation with respect thereto) of any Applicable Law and neither Parent nor any of its Subsidiaries is in default with respect to any Order applicable to any of its assets, properties or operations, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, none of the Parent, its Affiliates and their respective funds, any officer or director of any such Person, or any other Person that is a covered person of any of the foregoing as described in Rule 506(d)(1) is or has been subject to any Disqualifying Events (including, for the avoidance of doubt, Disqualifying Events that would have triggered disqualification under Rule 506(d)(1) but occurred before September 23, 2013 or have been waived by a waiver, order, judgment or decree granted under Rule 506(d)(2)(ii) or (iii)). None of the Parent, its Subsidiaries or any executive officer or other Person who is an “affiliate” of a Parent Entity (within the meaning of Section VI(c) of the QPAM Exemption has been convicted of, or pleaded guilty to, a crime described in I(g) of the QPAM Exemption or any other crime and no such Person is or is reasonably expected to be disqualified from relying on the QPAM Exemption with respect to transactions managed by such Person due to the application of Section I(g) of the QPAM Exemption or otherwise.

Section 5.11.                          Litigation.  As of the date hereof, there is no Legal Proceeding pending, or, to the Knowledge of Parent, threatened except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  As of the date hereof, there is no Order of any Governmental Authority or any arbitrator of any nature outstanding, or, to the Knowledge of Parent, threatened, against Parent or any of Parent’s Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.12.                          Brokers’ Fees.  There is no Advisor of or to Parent, Merger Sub or any of their Affiliates who might be entitled to any banking, broker’s, finder’s, success, completion or similar fee or other commission from Parent or Merger Sub in connection with this Agreement, the Merger or the other Contemplated Transactions.

Section 5.13.                          Sufficiency of Funds.  As of the Effective Time, Parent and Merger Sub will have available to them cash and other sources of immediately available funds sufficient to pay the aggregate Cash Consideration and all other cash amounts payable pursuant to this Agreement.  Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any other Contemplated Transactions, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 5.14.                          Information Supplied.  None of the information to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Registration Statement, the Consent Solicitation Statement or, if required, the Schedule 13E3 will, at the time the Registration Statement or Consent Solicitation Statement is mailed to the Members or the time the Schedule 13E3 is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the 1933 Act and the rules and regulations promulgated by the SEC thereunder.

Section 5.15.                          Merger Sub.  Parent is directly or indirectly the sole holder of all limited liability company interests in Merger Sub.  Since its date of formation, Merger Sub has not carried on any business nor conducted any operations other than in connection with the execution of this Agreement, the performance of its obligations hereunder and matters ancillary to the Contemplated Transactions.

Section 5.16.                          Ownership of Company Units.  As of the date hereof, other than 259,013 Class A Units owned by a Subsidiary of Parent, none of Parent or Merger Sub or their respective Subsidiaries, Affiliates or associates is a beneficial owner of any Company Units or has any rights to acquire any limited liability company interests of the Company (except pursuant to this Agreement).

Section 5.17.                          Acknowledgement of Disclaimer of Other Representations and Warranties.  Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties of the Company, SellerCo and Seller MergerCo expressly set forth in Article 4 hereof and the Transaction Agreements (i) none of the Company Entities, the Company Funds, the Portfolio Companies, their respective Representatives nor any other Person makes, or has made, any representations or warranties relating to the Company Entities, the Company Funds, the Portfolio Companies or any other Person related thereto or their respective businesses or otherwise in connection with this Agreement, the Transaction Agreements, the Merger or the other Contemplated Transactions, and Parent, Merger Sub and their respective Affiliates are not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement and the Transaction Agreements to which a Company Entity is a party and (ii) no Person has been authorized by any Company Entity, Company Fund or the Portfolio Company to make any representation or warranty relating to the Company Entities, the Company Funds, the Portfolio Companies or any other Person related thereto or their respective businesses or otherwise in connection with this Agreement, the Transaction Agreements, the Merger and the other Contemplated Transactions, and if made, Parent and Merger Sub hereby agree and acknowledge that neither they nor their respective Affiliates have relied on any such representation or warranty and (z) no Person has made any representation or warranty regarding, and Parent, Merger Sub and their Respective Affiliates are not relying upon, any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management, and such information and materials are not and shall not be deemed to be or include representations or warranties.

ARTICLE 6
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01.                          Conduct of the Company.

(a)                                 Except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly contemplated by any of the Transaction Documents, as set forth in Section 6.01 of the Company Disclosure Schedule or as otherwise required by Applicable Law or a Governmental Authority, from the date hereof until the Effective Time or earlier termination of this Agreement:  (i) the Company shall use reasonable best efforts to ensure that each of the Company Entities conducts its business and operations in the ordinary course of business; and (ii) the Company shall use reasonable best efforts to ensure that each of the Company Entities preserves intact its current business organization and maintains its relations and goodwill with all Funds, investors, suppliers, customers, strategic partners, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Company Entity.

(b)                                 Without limiting the generality of the foregoing, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly contemplated or permitted by any of the Transaction Documents, as set forth in Section 6.01 of the Company Disclosure Schedule or as otherwise required by Applicable Law or a Governmental Authority, the Company shall not, nor shall it permit any of its Subsidiaries to:

(i)                                     (A) amend or waive or propose to amend or waive the Company Organizational Documents or (B) amend or propose to amend in any material respect the organizational documents of any of its Subsidiaries;

(ii)                                  split, combine or reclassify any limited liability company interests or shares of capital stock of the Company, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect the

Company Units, except for (A) Permitted Distributions paid at times consistent with past practice and (B) acquisitions, or deemed acquisitions, of equity securities of the Company in connection with (1) the withholding of equity securities to satisfy Tax obligations with respect to the vesting or settlement of awards under the Company Equity Incentive Plans and (2) forfeitures of awards under the Company Equity Incentive Plans;

(iii)                               other than the sale, grant or issuance in the ordinary course of business consistent with past practice in fiscal years 2019 or 2020 with respect to fiscal year 2019 (but subject to consultation with Parent), sell, issue, grant or authorize the sale, issuance or grant by the Company or any Subsidiary of:  (A) any capital stock, limited liability company interest or other security; (B) any option, restricted share unit, deferred share unit, profits interest, profits participation right or other equity or equity-based compensation award (whether payable in cash, shares or otherwise), call, warrant or right to acquire any capital share or other security; or (C) any instrument convertible into or exchangeable for any capital share or other security;

(iv)                              except for the OCGH Exchange, permit any exchanges of limited partnership interests in Oaktree Partnership pursuant to the Existing Exchange Agreement;

(v)                                 enter into any Contract with respect to the voting of any Company Units;

(vi)                              other than as required by any Contract governing Company Units as in effect on the date hereof or in the ordinary course of business consistent with past practice, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company’s unit option or equity compensation plans (including the Company Equity Incentive Plans) or any provision of any Contract evidencing any outstanding unit option, restricted share unit, restricted share purchase agreement, profits interest or profits participation right agreement, or otherwise modify any of the terms of any outstanding equity or equity based compensation award, warrant or other security or any related Contract;

(vii)                           adopt, approve or implement any “poison pill” or similar rights plan or related agreement;

(viii)                        acquire or dispose of (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than in the ordinary course of business; provided, however that the value of such acquisitions shall not exceed $250,000,000 in the aggregate; and further provided, however, that any such acquisitions or dispositions made in reliance on exceptions to this clause (viii) shall not be permitted to include any material non-competition restrictions applicable to the Company Entities;

(ix)                              make any capital expenditure in excess of $15,000,000 in the aggregate, except for expenditures contemplated by the capital budget set forth in Section 6.01(b)(ix) of the Disclosure Schedule;

(x)                                 permit any assets of a Company Entity to become subject to any Encumbrance (other than Permitted Encumbrances, Encumbrances imposed by securities Applicable Laws or in connection with any indebtedness of any Company Entity existing as of the date hereof), except for pledges of assets (A) made in the ordinary course of business or (B) not to exceed an aggregate amount of $100,000,000;

(xi)                              adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any of the Company Entities except for any such liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization that are (A) already in process prior to the date hereof, or (B) in respect to the liquidation or dissolution of any Company Entity whose sole purpose is to act as the general partner (or equivalent) of a Company Fund that itself has been liquidated;

(xii)                           make a voluntary assignment for the benefit of its creditors or file a voluntary petition of bankruptcy or insolvency;

(xiii)                        transfer, capitalize, settle, discharge, modify, amend the material terms of or repay or reduce the principal amount of any indebtedness of Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. owed to the Company;

(xiv)                       enter into any material transaction with any of its Affiliates (other than the Company and any of its Subsidiaries) other than pursuant to written arrangements in effect on the date of this Agreement and excluding any employment, compensation or similar arrangements otherwise permitted pursuant to this Section 6.01;

(xv)                          act or fail to act in any manner that would reasonably be expected to result in any loss, lapse, abandonment, cancellation, invalidity or unenforceability of any material Owned Intellectual Property material to the conduct of the business of any of the Company Entities, taken as a whole;

(xvi)                       incur any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of any Company Entity, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than any such indebtedness incurred, assumed or otherwise entered into in the ordinary course of business (including any borrowings under the Company Entity’s existing credit facilities and in respect of letters of credit) for additional amounts after the date hereof not in excess of $100,000,000 in the aggregate;

(xvii)                    except in the ordinary course of business consistent with past practice, materially change or amend, enter into, or grant, increase, or accelerate payments or benefits under, any compensation or benefits agreement, arrangement or plan with any current or former officers, directors, employees, independent contractors or service providers of any of the Company Entities;

(xviii)                 except in the ordinary course of business consistent with past practice, grant or increase any retention, change in control or similar payment or benefit to, or enter into or amend any existing retention, change in control or similar payment or benefit arrangement with, any current or former officers, directors, employees, independent contractors or service providers of any of the Company Entities (including, in each case, any payment or benefit that is contingent on the consummation of the Contemplated Transactions, whether “single trigger” or “double trigger”);

(xix)                       enter into any material new business line;

(xx)                          change any Company Entity’s (A) methods of accounting, except as required by changes in GAAP, internal accounting practices or in Regulation S-X of the 1934 Act or (B) cash management and collection of accounts receivable, except for changes in the ordinary course of business;

(xxi)                       in respect of any Company Entity (A) make, change or revoke any (1) entity classification election for the Company, any Intermediate Holding Company (as defined in the Exchange Agreement) or any other material Company Entity or (2) other material Tax election, (B) change any annual Tax accounting period or adopt or change any method of Tax accounting in a way that would materially impact such Company Entity, (C) settle any audit or other proceeding with a Governmental Entity that relates to a material Tax liability (other than any matter set forth in Section 4.21(c) of the Company Disclosure Schedules), (D) surrender any material claim for a refund of any material amount of Taxes or (E) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment except for any such extension or waiver in connection with a matter set forth in Section 4.21(c) of the Company Disclosure Schedules;

(xxii)                    settle, or offer or propose to settle, (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against any Company Entity or  (B) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby (including with any Members or against any Company Entity or any of its officers or directors), other than (1) settlements involving only the payment of monetary damages by a Company Entity not exceeding, in the aggregate, $25,000,000, (2) any litigation, investigation, arbitration, proceeding or other claim that would not prohibit or restrict any Company Entity from operating its business in substantially the same manner as operated on the date of this Agreement or require the waiver or release of any material rights or claims, or (3) any such settlements in connection with any Fund where any monetary damages would not ultimately be borne by any Company Entity;

(xxiii)                 (A) voluntarily terminate, modify, amend or waive any Material Contract that would, in each case, materially and adversely affect the ability of the Company to conduct its business as conducted as of the date hereof, other than terminations, amendments and waivers in accordance with the terms thereof in the ordinary course of business, or (B) enter into any contract, agreement, or arrangement that would have been a Material Contract (solely of the type described in clauses (vi), (vii), (viii) or (xiv) of the definition thereof) if entered into prior to the date hereof to the extent that any such contract would, after the Closing, materially and adversely restrict Parent and its

Subsidiaries from operating its business in all material respects as conducted as of the date hereof (other than replacement contracts, agreements or arrangements to replace expired or terminated Material Contracts on substantially similar terms);

(xxiv)                permit any amendment or modification of the terms of, or waiver under, any Investment Advisory Arrangement or Fund Document or any other accommodation, in each case, as a condition to obtaining any consent solicited pursuant to Section 8.06 of this Agreement;

(xxv)                   knowingly take any action that would reasonably be expected to adversely affect in any material respect the likelihood that the waiting period (or any extension thereof, including any commitment by any Party and/or agreement between a Party and a Governmental Authority not to consummate the Contemplated Transactions prior to a certain time (a “Waiting Period Extension”)) under the HSR Act expires or is terminated or materially delayed or that any other antitrust approval would not be obtained or materially delayed;

(xxvi)                except in the ordinary course of business consistent with past practice, decrease, subsidize, rebate, discount, waive, or defer any fees chargeable by any Company Entity, in each case, other than as required by the applicable Investment Advisory Arrangement as in effect on the date hereof, in each case without prior consultation with Parent;

(xxvii)             fail to maintain or take any necessary action to reinstate any Investment Advisor Subsidiary’s corporate existence or existing qualification in qualifications in jurisdictions in which the Investment Advisor Subsidiary is required to be so qualified to conduct its business;

(xxviii)          fail to cause OCMI to maintain Minimum Net Capital (A) in compliance with all applicable Laws imposed by the SEC, FINRA and any other Governmental Entity having authority over OCMI and (B) in an amount sufficient to ensure that it has not been required to file notice under Rule 17a-11 under the 1934 Act or make any filing with FINRA pursuant to NASD Rule 1017(a)(3);

(xxix)                except in the ordinary course of business consistent with past practice in terms of amount and frequency, commit any seed capital to any Fund without prior consultation with Parent; or

(xxx)                   agree, resolve or commit to do any of the foregoing.

Section 6.02.                          No Solicitation; Other Offers.

(a)                                 General Prohibitions.  Except as permitted by Section 6.02(b), the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with any

Third Party regarding an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, or  furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party in connection with the foregoing, (iii) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation (or publicly approve, publicly endorse or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).  Any breach of this Section 6.02 by the Company’s officers or directors or any of the Company’s or its Subsidiaries’ Representatives shall be deemed a breach by the Company.

(b)                                 Exceptions.

(i)                                     Notwithstanding Section 6.02(a), if after the date of this Agreement, but prior to the receipt of the Company Member Approval, the Company receives a bona fide Acquisition Proposal that did not result from a material breach by the Company (including, for the avoidance of doubt, any material breach by any of the Company’s or its Subsidiaries’ Representatives) of Section 6.02(a), the Company and its Representatives may contact the Person or group of Persons making such Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, and if the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with the Company’s financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, the Company may:  (A) engage and participate in negotiations or discussions with such Third Party and its Representatives with respect to such Acquisition Proposal; and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality obligations not materially less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement except that such confidentiality agreement need not contain any standstill or similar provision (an “Acceptable Confidentiality Agreement”); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with (and in any event within twenty-four (24) hours after) the time it is provided or made available to such Third Party; provided, however, that the Company shall provide written notice to Parent as soon as reasonably practicable before taking any of the actions described in clauses “(A)” and “(B)” above.  It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 6.02(b) (including a public announcement that the Company, the Company Board or the Special Committee has made any determination required under this Section 6.02(b) to take or engage in any such actions (provided that the Company Board publicly reaffirms the Company Board Recommendation in connection with such disclosure) shall not constitute an Adverse Recommendation Change or

Triggering Event or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 10.01.

(ii)                                  Notwithstanding Section 6.02(a), at any time after the date of this Agreement, but prior to the receipt of the Company Member Approval, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change only in response to (A) the Company receiving a bona fide written Acquisition Proposal that constitutes a Superior Proposal that did not arise from a breach by the Company (including, for the avoidance of doubt, any breach by any of the Company’s or its Subsidiaries’ Representatives) of Section 6.02(a) of this Agreement or (B) an Intervening Event, if and only if, (1) the Company Board or the Special Committee determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under the DLLCA or the Operating Agreement and (2) the Company complies with the provisions of Section 6.02(c).

In addition, nothing contained herein shall prevent the Company Board or the Special Committee from complying with disclosure obligations under the NYSE or applicable Law, including (x) taking and disclosing to the Members a position contemplated by Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal or (y) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (or any similar communication to the Members); provided, however, that with respect to the foregoing clause (x), any such action taken or statement or disclosure made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board reaffirms the Company Board Recommendation in such statement or disclosure or in connection with such action.  It is understood and agreed that any “stop, look and listen” disclosure or similar communication permitted pursuant to the foregoing clause (y) made prior to the tenth (10th) Business Day after the commencement of such tender or exchange offer shall not constitute an Adverse Recommendation Change or Triggering Event or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 10.01.  The Company shall in no event be deemed to violate this Section 6.02 or to have effected an Adverse Recommendation Change or Triggering Event as a result of responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 6.02.

(c)                                  Required Notices.

(i)                                     Subject to Section 6.02(c)(ii), no Adverse Recommendation Change may be made in response to a Superior Proposal or Intervening Event:  (A) until the fifth (5th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to make such Adverse Recommendation Change (a “Company Board Recommendation Notice”), which notice shall specify (1) in the case of such an action taken in connection with a Superior Proposal, the terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal) or (2) if the basis of the proposed action by the Company Board is an

Intervening Event, a reasonably detailed description of the Intervening Event (it being understood and agreed that the delivery of a Company Board Recommendation Notice shall not, in and of itself, constitute an Adverse Recommendation Change); (B) unless the Company shall have, during the five (5) Business Day period specified above (and any additional period related to a revision to the Superior Proposal, as provided in Section 6.02(c)(ii)), negotiated, and directed the Company’s financial advisors and legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Company Board Recommendation Notice that is related to an Intervening Event, so that the failure to make such Adverse Recommendation Change would no longer reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under the DLLCA or the Operating Agreement) and (C) following the end of such five (5) Business Day period, the Company Board shall have determined in good faith, after consulting with and receiving advice from outside counsel, and taking into account any changes to this Agreement proposed in writing by Parent in response to the Company Board Recommendation Notice, that the Superior Proposal giving rise to the Company Board Recommendation Notice continues to be a Superior Proposal (or, in the case of a Company Board Recommendation Notice that is related to an Intervening Event, that the failure to effect an Adverse Recommendation Change would continue to be reasonably be expected to be inconsistent with its fiduciary duties under the DLLCA or the Operating Agreement).

(ii)                                  The Parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice (provided that references to the five (5) Business Day period above shall be deemed to be references to a three (3) Business Day period following receipt by Parent of any such new Company Board Recommendation Notice.  The Company shall promptly keep Parent informed of all material developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional relevant proposed transaction documents related thereto).

(iii)                               The Company shall notify Parent promptly (but in any event within twenty four (24) hours) of the receipt of any written Acquisition Proposal and a summary of the material terms and conditions thereof including (except to the extent prohibited by any Contract in effect) the identity of the Third Party making such Acquisition Proposal.  The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Acquisition Proposal and with respect to any material change to the terms of any such Acquisition Proposal within twenty-four (24) hours of notice of such material change.

(d)                                 Definitions.

(i)                                     “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal made or submitted by Parent or any of its Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

(ii)                                  “Acquisition Transaction” means any transaction or series of transactions (other than the Contemplated Transactions and provided that, for the avoidance of doubt, no disposition of any Portfolio Company or any Fund, in each case, in the ordinary course of business, shall constitute an “Acquisition Transaction”) involving:

(A)                               any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction:  (1) in which the Company is a constituent or participating corporation; (2) in which a Person or “group” (as defined in the 1934 Act and the rules thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for twenty percent (20%) or more of any such class) of the Company; or (3) in which the Company issues securities representing twenty percent (20%) or more of the outstanding securities of the Company (or instruments convertible into or exercisable or exchangeable for twenty percent (20%) or more of any such securities); or

(B)                               any sale, lease, exchange, transfer, license, sublicense, acquisition or disposition or liquidation or dissolution of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, consolidated net income or consolidated assets of Company Entities taken as a whole (including equity securities of the Company’s Subsidiaries).

(iii)                               “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal on terms that the Company Board (or the Special Committee) determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, are more favorable to the Company’s Members from a financial point of view than the Contemplated Transactions, taking into account the relevant legal, financial and regulatory aspects of such Acquisition Proposal and all other relevant factors that the Company Board or the Special Committee, as applicable, deems to be appropriate, and any changes to the terms of this Agreement that as of that time had been agreed to be made in writing by Parent in response to such Acquisition Proposal as contemplated by Section 6.02(c); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%”.

(iv)                              “Intervening Event” means any fact, event, development or set of circumstances affecting the Company and its Subsidiaries taken as a whole (that does not relate to any Acquisition Proposal) that occurred or arose after the date of this Agreement and  was not known to or reasonably foreseeable by the Company Board or the Special Committee as of the date of this Agreement (or if known or reasonably foreseeable, the consequences or the probability or magnitude of such consequences were not known or reasonably foreseeable) (A) which fact, event, development or set of circumstances becomes known to the Company Board or the Special Committee prior to the receipt of the Company Member Approval and (B) does not relate to any changes in the market price or trading volume of Parent (it being understood that with respect to clause (B) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining whether an Intervening Event has occurred).

(e)                                  Obligation to Terminate Existing Discussions.  Subject to the other provisions of this Section 6.02, the Company and its Subsidiaries shall, and the Company shall cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 6.03.                          Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent and its Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records and the senior executives (and an integration planning team of employees designated by the senior executives) of the Company Entities, (ii) furnish to Parent and its Representatives such financial and operating data in the Company’s possession as such Persons may reasonably request, and (iii) instruct its Representatives to cooperate reasonably with Parent in its investigation of the Company Entities.   Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  Nothing in this Section 6.03 shall require the Company to provide any access, or to disclose any information (A) if providing such access or disclosing such information would violate any Applicable Law (including Antitrust Law and privacy laws) or binding agreement entered into prior to the date of this Agreement or (B) protected by attorney-client privilege, work product doctrine or similar protection to the extent such privilege cannot be protected by the Company through exercise of its commercially reasonable efforts.  All information exchanged pursuant to this Section 6.03 shall be subject to the Confidentiality Agreement.

Section 6.04.                          Tax Opinion.  The Company shall cause to be delivered to Parent, on or before the Closing Date, a copy of a written opinion of Simpson, Thacher & Bartlett LLP, or other tax counsel reasonably satisfactory to Parent, dated as of the Closing Date and in form and substance as set forth in Section 6.04 of the Company Disclosure Schedule, to the effect that the Company is classified as a partnership and not as an association or “publicly traded partnership” taxable as a corporation for U.S. federal income Tax purposes. Such opinion shall be based on representations in an officer’s certificate in form and substance as set forth in Section 6.04 of the Company Disclosure Schedule.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01.                          Conduct of Parent.

(a)                                 Except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) as otherwise required by Applicable Law or a Governmental Authority, from the date hereof until the Effective Time or earlier termination of this Agreement: (i) Parent shall use reasonable best efforts to ensure that each of the Parent Entities conducts its business and operations in the ordinary course of business; and (ii) Parent shall use reasonable best efforts to ensure that each of the Parent Entities preserves intact its current business organization and maintains its relations and goodwill with all suppliers, customers, strategic partners, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Parent Entity.

(b)                                 Without limiting the generality of the foregoing, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, or as required by Applicable Law or a Governmental Authority, Parent shall not, nor shall it permit any of its Subsidiaries to:

(i)                                     (A) amend or waive or propose to amend or waive the Parent Organizational Documents in a manner adverse to the Company or its unitholders (provided, for greater certainty, that any amendment to the Parent Organizational Documents to create a new class or series of preferred shares would not be considered adverse to the Company or its Members);

(ii)                                  declare, set aside or pay any non-cash dividend or other distribution, or any extraordinary cash dividend or other distribution, in respect of the Parent Class A Shares;

(iii)                               adopt, approve or implement any “poison pill” or similar rights plan or related agreement that does not provide an exception for any Parent Class A Shares to be issued to the Company, SellerCo and Seller MergerCo and any of their respective Affiliates, including in connection with either of the Mergers;

(iv)                              adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of Parent or Atlas Holdings, LLC or make a voluntary assignment for the benefit of its creditors or file a voluntary petition of bankruptcy or insolvency; or

(v)                                 agree, resolve or commit to do any of the foregoing.

Section 7.02.                          Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.                          Director and Officer Liability.

(a)                                 Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s present and former directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies.  If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the Effective Time with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the Effective Time, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6)-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the Effective Time; provided that in no event shall the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the premium amount per annum for the Company’s existing policies; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(b)                                 The rights of each insured Person under this Section 7.03 shall be in addition to any rights such Person may have under the A&R Operating Agreement of the Company or organizational documents of any of its Subsidiaries, under the DLLCA or any other Applicable Law or under any agreement of any Person insured under this Section 7.03.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each insured Person under this Section 7.03.

Section 7.04.                          Stock Exchange Listing.  Parent shall promptly prepare and submit to the NYSE a listing application covering the Parent Class A Shares to be issued in connection with the Merger and the Subsequent Merger and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Class A Shares on the NYSE, subject to official notice of issuance at the Effective Time.

Section 7.05.                          No Parent Shareholder Approval.  Parent shall not take any action which would cause the vote of the holders of any class or series of capital stock or other equity interests of Parent to be necessary to adopt this Agreement or to consummate any of the Contemplated Transactions, including the issuance of the Parent Class A Shares to be issued in connection with the Merger and the Subsequent Merger.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The Parties agree that:

Section 8.01.                          Reasonable Best Efforts.  (a) Except as otherwise provided herein, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable (but no later than the End Date), including (x) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (y) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.  Each of Parent, Merger Sub and the Company shall use reasonable best efforts to execute and deliver such other documents, certificates, notices and other writings as may be necessary or advisable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b)                                 Subject to Applicable Law, each of the Parties shall, upon request, furnish to the other Parties all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Consent Solicitation Statement, filing, or any other notice or application made by or on behalf of Parent, the Company, or any of their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement.

(c)                                  In furtherance and not in limitation of the foregoing, each Party agrees to (i) make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act (“HSR Filing”) with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof (and in any event within fifteen (15) Business Days unless otherwise agreed in writing), and to make, or cause to be made, the filings and authorizations required under any other Antitrust Laws of the jurisdictions identified in Section 8.01(c) of the Company Disclosure Schedule as promptly as reasonably practicable after the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act (including pursuant to any “second request”) or any other Antitrust Laws and to take or cause to be taken all other actions reasonably necessary, proper or advisable consistent with this Section 8.01 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act or any other Antitrust Laws as soon as practicable and (ii) not take any action that would reasonably be expected to adversely affect in any material respect the likelihood that the waiting period (or any Waiting Period Extension) under the HSR Act expires or is terminated or materially delayed or that any other antitrust approval would not be obtained or materially delayed; provided, however, that this Section 8.01(c)(ii) shall not apply to any Fund (including, for the avoidance of doubt, any Portfolio Companies) or any Parent Fiduciary Entity.  In furtherance and not in limitation of the foregoing, the Parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.  Neither party shall directly or indirectly (i) agree to any Waiting Period Extension or (ii) withdraw and re-file the HSR Filing, in each case except with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

(d)                                 Each of the Parties shall, in connection with the efforts referenced in Section 8.01(c) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) subject to applicable legal limitations and the instructions of any Governmental Authority, promptly notify the other Party of any substantive communication received by such Party (and provide as promptly as practicable a copy of any such communication or, if such communication is oral, a summary of such communication) from, or given by such party to, the FTC, the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any substantive communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) subject to applicable legal limitations and the instructions of any Governmental Authority, provide a copy of and permit the other party to review in advance (and consider in good faith the other Party’s reasonable comments in connection with) any filing or notice to be submitted in connection with a Required Regulatory Filing/Approval or substantive written communication to be given by it to, and consult with each other in advance of any in-person meeting or conference, pre-scheduled teleconference, or teleconference initiated by a Party with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings, conferences or teleconferences.

(e)                                  In furtherance and not in limitation of the covenants of the parties contained in Section 8.01(c) and Section 8.01(d), if any objections are asserted with respect to the transactions contemplated hereby under any Applicable Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, Parent shall use its reasonable best efforts to (x) take, or cause to be taken, all other actions and (y) do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the FTC, the DOJ, state antitrust enforcement authorities, competition authorities of any other nation or other jurisdiction may assert under any Applicable Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Applicable Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the End Date), including in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date. Without limiting the generality of the foregoing, Parent shall, and shall cause its Affiliates and Subsidiaries to (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divestiture, disposition, or license of any assets, properties, products, rights, services or businesses of Parent, the Company or any of their respective Affiliates or Subsidiaries (subject to compliance with Section 8.01(f)), or any interest therein, or agree to any other structural or conduct remedy, and (ii) otherwise take or commit to take any actions that would limit Parent’s, the Company’s or their respective Subsidiaries’ or Affiliates’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services, or businesses of Parent, the Company, or any of their respective Affiliates or Subsidiaries (subject to compliance with Section 8.01(f)), or any interest therein; provided that any such actions taken pursuant to this Section 8.01(e) would not individually or in the aggregate reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities or results of operations of Parent and its Subsidiaries and Affiliates and the Company and its Subsidiaries and Affiliates (taken as a whole, after giving effect to the Merger, assuming for this purpose that the foregoing Persons taken as a whole were an entity the size of the Company and its Subsidiaries and Affiliates, taken as a whole, in terms of financial metrics), it being understood that any proceeds received, or expected to be received, from effecting any actions in the foregoing clause (i) or (ii) shall not be taken into consideration in making such determination; provided, further that nothing in this Section 8.01(e) shall require Parent, Merger Sub, the Company, SellerCo, Seller MergerCo or any of their respective Subsidiaries or Affiliates to take any action with respect to a Fund, Portfolio Company or Parent Fiduciary Entity; provided, further that any such actions are conditioned upon the consummation of the Merger and the transactions contemplated by this Agreement.

(f)                                   Each of the Parties shall:

(i)                                     promptly advise the other upon receiving any communication from any Governmental Authority the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any requisite regulatory approval under Applicable Law will not be obtained or that the receipt of any such approval may be materially delayed; and

(ii)                                  promptly inform the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of substantive oral communications, advise the other Parties of), any communication from or to any Governmental Authority regarding the Merger, and permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication or submission with any such Governmental Authority; provided, however, that no Party shall participate in any in-person meeting or conference, pre-scheduled teleconference, or teleconference initiated by a Party with any Governmental Authority in connection with this Agreement and the Merger unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate therein or thereat.  Notwithstanding the foregoing and subject to the Confidentiality Agreement, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.01(f)(ii) as “Outside Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary contained in this Section 8.01, materials provided pursuant to this Section 8.01 may be redacted (A) to remove references concerning the valuation of the Company and the Merger or other competitively sensitive material, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns (including with respect to the other businesses of the Parties).

(g)                                  In furtherance and not in limitation of the covenants of the parties contained in Section 8.01(a), Section 8.01(e) or Section 8.01(f), the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent to obtain each of the consents and other items set forth on Section 8.01(g) of the Company Disclosure Schedule; provided, that the Company shall not be required to make payments or incur any costs or expenses, grant any concession or incur any liability in order to obtain any such consents, and the failure to obtain any such consent shall not constitute a breach of this Agreement by the Company or relieve Parent or Merger Sub from any of their respective obligations hereunder (including to consummate the Merger or the other transactions contemplated hereby).

(h)                                 The Company and OCM Investments, LLC (“OCMI”) shall, in consultation with Parent, prepare and, not later than sixty (60) days after the date hereof, file with FINRA and request FINRA “Fast Track” treatment for, the CMA together with all documents and information required in connection with obtaining FINRA Approval on a “Fast Track” basis. Each of the Parties shall assist OCMI and provide all necessary information to OCMI to enable it to make and submit such filing, as promptly as practical after the execution of this Agreement, in form and substance reasonably satisfactory to each of the Parties, to obtain FINRA approval of the change in ownership of OCMI. Each of the Parties shall use commercially reasonable efforts to have the CMA approved by FINRA on a “Fast Track” basis or, if such “Fast Track” basis is not granted, as promptly as practicable. The Parties shall reasonably cooperate with each other and OCMI in the preparation and submission of the CMA, and in responding to any requests by FINRA with respect to the CMA or any requests by FINRA for any amendment or supplement thereto or for additional information. Without limiting the generality of the foregoing, the Parties shall, to the extent required by FINRA, provide OCMI and its counsel for filing with FINRA, the requisite Anti-Money Laundering, OFAC and Disqualifying Event certifications as well as formation and other organization documents of Parent and its Affiliates required to be included in the CMA. To the extent required by Applicable Law, the Company shall also as promptly as practicable send, or cause OCMI to send, written notification of the transactions contemplated by this Agreement to all States where OCMI is registered.

(i)                                     Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 8.01, each of the Parties agrees to use its reasonable best efforts to obtain the CFIUS Clearance. Such reasonable best efforts shall include, as promptly as practicable after the date hereof, making or causing to be made a draft CFIUS Notice in accordance with 31 C.F.R. Part 800 and the DPA, and after prompt resolution of all questions and comments received from CFIUS on such draft, preparing and submitting the final CFIUS Notice, which shall in any event be made promptly after the date all questions and comments received from CFIUS on such draft have been resolved or after CFIUS staff shall have indicated to the parties that it has no questions or comments. Such reasonable best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Contemplated

Transactions, within the time periods specified by 31 C.F.R. §800.403(a)(3), or otherwise specified by the CFIUS staff. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other parties of any communication received by such parties from, or given by such parties to, CFIUS, by promptly providing copies to the other parties of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other parties the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses “(i),” “(ii)” and “(iii)” of this Section 8.01(i), subject to confidentiality considerations contemplated by the DPA or required by CFIUS. With respect to the Company, Parent and Merger Sub, reasonable best efforts shall also include agreeing, at its or their sole cost and expense to any commercially reasonable action, condition or restriction required by CFIUS in connection with the CFIUS Clearance (including entering into any mitigation agreement with CFIUS as may be required) in order to receive the CFIUS Clearance; provided that no such action shall involve a Parent Fiduciary Entity, Fund or Portfolio Company. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that (x) CFIUS communicates to the parties its intent to send a report to the President recommending that the President suspend or prohibit the Contemplated Transactions, or (y) the President decides to suspend or prohibit the Contemplated Transactions (a “CFIUS Turndown”), none of Parent, Merger Sub or the Company shall have any further obligation to seek CFIUS Clearance. None of Parent, Merger Sub or the Company shall take or permit any of its controlled Affiliates (which shall not include any Parent Fiduciary Entity or Fund (including, for the avoidance of doubt, any Portfolio Companies)) to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Clearance.

(j)                                    Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 8.01, each of the Parties agree to use their reasonable best efforts and cooperate with each other to satisfy the ITAR Pre-Notification Requirement. The Company shall promptly make or cause to be made a notification to DDTC, as provided for in 22 C.F.R. § 122.4(b) and DDTC’s 60-Day Notice Guidance, and promptly respond to all questions and comments received from DDTC regarding such notification. The Company shall, in connection with its efforts to satisfy the ITAR Pre-Notification Requirement, liaise with the Parent and Merger Sub in relation to each material step of the procedure before DDTC and as to the content of all material communication with DDTC (it being understood that when the content relates to confidential information of the Company, the provision of such content shall be limited to counsel and advisors to the Parent and Merger Sub at the Company’s request).

(k)                                 To the extent a controlled Portfolio Company in which a Company Entity holds equity interests is subject to the National Industrial Security Program Operating Manual or holds a Governmental Authorization requiring the written consent of a Governmental Authority prior to a direct or indirect change of control, the Company shall use commercially reasonable efforts to provide Parent and its Representatives, upon reasonable notice, reasonable access to the senior executives (or other employees designated by the senior executives) of the relevant Portfolio Companies and instruct their Representatives to cooperate reasonably with Parent in its investigation of the Portfolio Companies and submitting and obtaining any Required Regulatory Filings/Approvals.

(l)                                     As promptly as practicable following the Closing, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable (i) to specify that Parent and its Affiliates are not an affiliate of a Fund within the meaning of a Fund Document unless and only to the extent that such Fund’s confidential information is disclosed to or shared with Parent or its Affiliates (other than the Company or its Subsidiaries), (ii) to provide that the assumption of control by Parent does not trigger the need for consent to any deemed assignment of an investment management agreement, and (iii) otherwise ensure such Fund Document permits Parent’s ongoing ownership of the Company following the Closing.

Section 8.02.                          Support Agreement; Preparation of Consent Solicitation Statement and Registration Statement; Member Written Consent.

(a)                                 The Company will use reasonable best efforts to cause Oaktree Partnership and Oaktree GP to execute and deliver in accordance with Section 11.01 to the Company and Parent the Support Agreement within five (5) hours after the execution and delivery of this Agreement by the Parties. If the Support Agreement is not executed and delivered in accordance with this Section 8.02(a) within such five (5)-hour period after the execution and delivery of this Agreement by the Parties (a “Support Agreement Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 10.01(c)(iii).

(b)                                 As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and, subject to Section 8.02(d), file with the SEC the Registration Statement in connection with the registration under the 1933 Act of the Parent Class A Shares to be issued in the Merger, which shall contain a consent solicitation statement in connection with the solicitation by the Company of written consents from the holders of the Class A Units to obtain the Company Member Approval (the “Consent Solicitation Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the 1934 Act, prepared by the Company in consultation with Parent and its counsel as provided in Section 8.02(c) and Section 8.02(d).  Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing and shall keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby.  Each of the Company and Parent shall furnish all information concerning Parent, the Company and the holders of Company Units, as may be reasonably requested in connection with any such action.

(c)                                  The Company and Parent shall reasonably cooperate with one another in connection with the preparation of the Consent Solicitation Statement, which shall, subject to Section 6.02(b), include the Company Board Recommendation. The Company shall use reasonable best efforts to cause the Consent Solicitation Statement to be mailed to the Company’s Members, as applicable, as promptly as practicable after the Registration Statement is declared effective under the 1933 Act.  If required, the Company and Parent shall reasonably cooperate with one another in connection with the preparation of a Rule 13E3 transaction statement on Schedule 13E3 (the “Schedule 13E3”) and the provisions of Sections 8.02(b) and 8.02(d) through 8.02(f) shall apply to such Schedule 13E3 mutatis mutandis.

(d)                                 No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Consent Solicitation Statement will be made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon (other than, in each case, any filing, amendment or supplement in connection with an Adverse Recommendation Change), and each Party shall consider in good faith all comments reasonably proposed by the other Party.  Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not readily publicly available.  Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Registration Statement or Consent Solicitation Statement, as applicable, and the resolution of any comments to either received from the SEC.  If at any time prior to the receipt of the Company Member Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Consent Solicitation Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the Members of the Company.  The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or Consent Solicitation Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement, Consent Solicitation Statement or the Merger and (ii) all orders of the SEC relating to the Registration Statement.  No response to any comments from the SEC or the staff of the SEC relating to the Registration Statement or the Consent Solicitation Statement will be made by either Party without providing the other a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC, and each Party shall consider in good faith all comments reasonably proposed by the other Party.  The Parties will cause the Registration Statement and Consent Solicitation Statement to comply as to form in all material respects with the applicable provisions of the 1933 Act and the 1934 Act, as applicable, and the rules and regulations thereunder.

(e)                                  Each of Parent and Merger Sub agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, at the time such Registration Statement becomes effective under the Securities Act or, if applicable, at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Registration Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s Members. Nothing in this Section 8.02(e) shall limit the obligations of any party under Section 8.02(b).

(f)                                   The Company agrees that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time such Registration Statement becomes effective under the Securities Act or, if applicable, at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If prior to the Effective Time, any event occurs with respect to any of the Company Entities, or any change occurs with respect to other information supplied by the Company for inclusion in the Registration Statement, which is required to be described in an amendment of, or a supplement to, such Registration Statement, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to such Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 8.02(f) shall limit the obligations of any party under Section 8.02(b).

(g)                                  If the Support Agreement is executed and delivered in accordance with Section 8.02(a), in lieu of calling a meeting of the Company’s Members, the Company shall use reasonable best efforts to cause the Oaktree Partnership to duly execute and deliver a member written consent substantially in the form attached to the Support Agreement (the “Member Written Consent”) in respect of the Class A Units and Class B Units beneficially owned by it in accordance with Section 18-302(d) of the DLLCA and Section 11.3(b) of the Operating Agreement in accordance with Section 1.1 of the Support Agreement.  As promptly as practicable following the execution and delivery of the Member Written Consent by Oaktree Partnership to the Company, the Company shall deliver to Parent a copy of such Member Written Consent in accordance with Section 11.01 of this Agreement.  In connection with the Member Written Consent, the Company shall take all actions necessary to comply, and shall comply in all material respects, with Applicable Law, including Section 18-302(d) of the DLLCA, Section 11.3 of the Operating Agreement and the 1934 Act, as applicable.  Without prejudice to Parent’s rights or ability to seek and obtain specific enforcement under the Support Agreement of the Written Consent Parties’ obligation to execute and deliver the Member Written Consent, if the Written Consent Parties fail to deliver their Member Written Consent to the Company within five (5) Business Days of the later of (i) the Registration Statement becoming effective and (ii) the receipt by the Written Consent Parties of the Consent Solicitation Statement, and in either case an Election Notice shall not have been delivered prior to such time

(a “Written Consent Failure”), then Parent shall have a right to terminate this Agreement as set forth in Section 10.01(c)(iii).

(h)                                 Notwithstanding the provisions of Section 8.02(g), if an Adverse Recommendation Change shall have occurred prior to such time as the Company Member Approval is obtained and Parent does not terminate this Agreement pursuant to Section 10.01(c)(i), then, within three (3) Business Days after such Adverse Recommendation Change, either Parent or the Company shall have the right to request a Company Meeting by written notice to the other (a “Company Meeting Election” and, such notice, the “Election Notice”) and, if so requested by Parent or the Company within such three (3) Business Day period, the Company shall (i) use its reasonable best efforts to cooperate with Parent to either (A) amend the Registration Statement as promptly as practicable following the receipt of such Election Notice to include a proxy statement (the “Proxy Statement”) instead of a Consent Solicitation Statement in the Registration Statement if there shall have occurred an Adverse Recommendation Change prior to such time that the Registration Statement is declared effective or (B) file a post-effective amendment to the Registration Statement and/or amend the Consent Solicitation Statement as promptly as practicable following the receipt of such notice if there shall have occurred an Adverse Recommendation Change at or after such time that the Registration Statement is declared effective, and (ii) shall call, give notice of, convene and hold a meeting of its Members (the “Company Meeting”) as soon as reasonably practicable after the Registration Statement is declared effective or as soon as reasonably practicable after the post-effective amendment is effective, as applicable (and, in any event, within forty-five (45) Business Days thereafter), for the purpose of obtaining the Company Member Approval required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of Members to approve the adoption of a merger agreement. The Company shall not postpone the Company Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 8.02(h).  Notwithstanding the foregoing, if, on a date that is two (2) Business Days prior to the time for which the Company Meeting was originally scheduled (as set forth in the Proxy Statement) (the “Original Company Meeting Date”), (A) the Company has not received proxies representing the Company Member Approval, whether or not a quorum is present, (B) there are insufficient shares of Class A Units and Class B Units represented (either in person or by proxy) and voting to adopt this Agreement and approve the Merger, to constitute a quorum necessary to conduct the business of the Company Meeting, or (C) it is necessary to ensure that any supplement or amendment to the Proxy Statement is required to be delivered, the Company may, or, if Parent so requests, shall, postpone or adjourn the Parent Meeting; provided that the Company shall only be required to adjourn or postpone the Company Meeting two (2) times. In the event of any postponement or adjournment of the Company Meeting pursuant to this Section 8.02(h), the Company has the sole discretion to set the date for the postponement or adjournment of the Company Meeting; provided that the Company Meeting shall not be postponed or adjourned by more than ten (10) Business Days from the Original Company Meeting Date in connection with the first (1st) postponement or adjournment or more than an aggregate of thirty (30) business days from the Original Company Meeting Date if the Company Meeting Date is postponed or adjourned for two (2) times. If the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Member Approval shall not have been obtained, either Parent or the Company shall have the right to terminate this Agreement pursuant to Section 10.01(b)(iv). For the avoidance of doubt, if Parent or the Company has made a Company Meeting Election, but subject to the Company’s right or Parent’s right to request the Company to adjourn or postpone the Company Meeting permitted in this Section 8.02(h), unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the Members of the Company for approval at the Company Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation.

Section 8.03.                          Transaction Agreements.  Following the Closing, Parent and the Company shall implement the restructuring steps set forth on Exhibit B in accordance with the Restructuring Agreement.  Following the date hereof, Parent and the Company shall cooperate with each other and use their reasonable best efforts to negotiate and agree upon the forms of Restructuring Agreement, Exchange Agreement, TRA Amendment and all operating company organizational agreements prior to the Closing, which forms of agreements shall include and be consistent with those terms set forth on Exhibits B, D, E and F, respectively.  Concurrent with the Closing, each of the Company Entities, Parent and Merger Sub shall cause itself or such of its Affiliates that are contemplated to be a party to the Restructuring Agreement, the Exchange Agreement, the TRA Amendment or such operating company organizational agreements, as the case may be, to enter into such Transaction Agreement.

Section 8.04.                          Directorship.  Effective as of the Effective Time, the Company shall cause the board of directors of the Company to be comprised of the individuals set forth on Section 8.04 of the Company Disclosure Schedule. The members of the Company Board that are not continuing as members of the Company Board after the Effective Time shall deliver letters of resignation from the Company Board effective as of the Effective Time.

Section 8.05.                          Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a press release to be reasonably agreed upon by Parent and the Company.  Except in connection with press releases or other public statements made in compliance with Section 6.02, none of the Company, on the one hand, or Parent, on the other hand, shall issue any public release or make any public announcement concerning this Agreement, the other Transaction Agreements or the Contemplated Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Applicable Law or the rules or regulations of any applicable United States or Canadian securities exchange or Governmental Authority to which the relevant Party is subject or submits, wherever situated, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow, to the extent practicable and permissible pursuant to Applicable Law, the other Party or Parties reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final reasonable discretion of the disclosing Party); provided, however, that the restrictions set forth in this Section 8.05 shall not apply to any release or announcement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party hereto in accordance with this Agreement (including any announcement or other notification provided to investors in a Fund), in each case to the extent such disclosure is still accurate. Notwithstanding the foregoing, no communication by the Company with the employees of any

Company Entity or Parent with the employees of any Parent Entity shall be deemed a “public release” or “public announcement” for purposes of this Section 8.05.

Section 8.06.                          Investment Advisory Arrangement Consents and Investor Waivers.

(a)                                 (i)  For each Investment Advisory Arrangement with any Fund (other than any Registered Fund which is addressed in subclause (ii) hereof), the Company shall (subject to the next succeeding sentence of this Section 8.06(a)(i)) send to each limited partner, shareholder, noteholder, member or other equity holder (each, an “Investor”) in respect of such Fund (in each case where such Fund is a pooled investment vehicle sponsored or controlled by a Company Entity) or such Fund (in each other case) a written notice (a “Notice”), within 90 days following the date hereof (but at least 60 days prior to the Closing Date), informing such Investors or such Fund, as applicable, of the Contemplated Transactions (including the contemplated governance arrangements of the Company after the Closing Date) and if such Investor or Fund, as applicable, does not object in writing by the means and within the period specified in such Notice, such Investor will be deemed to have provided its consent to the Contemplated Transactions (a “Negative Consent”).  In no event shall any Company Entity be required to offer or grant any accommodation or alteration of terms (financial or otherwise) in respect of any Fund or to pay any fee to obtain the required Consents.  The Parties agree that with respect to any Investment Advisory Arrangement, the required Consent will be deemed to have been obtained for all purposes of this Agreement if the Fund (or, if such Fund is a pooled investment vehicle sponsored or controlled by a Company Entity, a majority in interest of the Investors in such Fund who are not Affiliates, directors, officers or employees of a Company Entity (or, if each of the Investors in respect of such Client are Affiliates, directors, officers or employees of a Company Entity, then a majority in interest of such Investors)) does not object in writing by the means specified in such Notice, and in the case of an Investor in a Fund that permits voluntary redemptions under its Fund Documents does not also submit an irrevocable request to redeem all or any portion of its investment in such Fund, prior to the date specified in such Notice (provided that, in the case of a partial redemption, only the portion so redeemed will reduce Adjusted Assets Under Management for purposes of the calculation of Closing Date Revenue Run-Rate).

(ii)                                  For each Fund that is a Registered Fund, the Company shall use commercially reasonable efforts to obtain in accordance with Section 15 of the Investment Company Act, as promptly as practicable following the date hereof, the due consideration and approval by the board of directors or trustees, as applicable, of the Registered Fund (“Fund Board Approval”) of a new Investment Advisory Arrangement with the applicable Company Entity (in each case to be in effect as of, and subject to, the Closing) on material terms that are, taken as a whole, substantially similar to the terms of the applicable existing Investment Advisory Arrangement with such Registered Fund.  To the extent Fund Board Approval has been obtained with respect to a new Investment Advisory Arrangement in accordance with the immediately preceding sentence, the Company shall use commercially reasonable efforts to obtain in accordance with Section 15 of the Investment Company Act, as promptly as practicable following the date hereof, the due consideration and approval (“Fund Shareholder Approval”) by the holders of a “majority of the outstanding voting securities” (as defined in Section 2(a)(42) of the Investment Company Act) of such Registered Fund (except to the extent such Fund Shareholder Approval is not required by Applicable Law for the effectiveness of such new Investment Advisory Arrangement) of such new Investment Advisory Arrangement described in the immediately preceding sentence.

(i)                                     The Company may request Fund Board Approval, in conformity with Rule 15a-4 under the Investment Company Act, of an interim Investment Advisory Arrangement between the applicable Company Entity and the applicable Registered Fund, to be effective immediately following the Closing in the event that the Fund Shareholder Approval described in the foregoing clause “(ii)” is not obtained prior to Closing, containing terms that are consistent with the applicable requirements of Rule 15a-4 and that are, taken as a whole, substantially similar to the terms of the existing Investment Advisory Arrangement with such Registered Fund (except for changes thereto to the extent necessary to comply with Rule 15a-4 under the Investment Company Act).

(b)                                 In respect of the Investor Waivers set forth on Section 8.06(b) of the Company Disclosure Schedule (the “Specified Investor Waivers”) which are required in connection with the Contemplated Transactions, as promptly as practicable following the date of this Agreement, the Company Entities shall use commercially reasonable efforts (without a requirement to offer or grant any material accommodation or material alteration of terms (financial or otherwise) or to pay any material fee) to obtain such Investor Waivers in the manner prescribed under the applicable Fund Documents as to constitute a valid Consent thereunder.

(c)                                  In the event that any Negative Consent, Fund Board Approval or Fund Shareholder Approval contemplated by Section 8.06(a) or Investor Waiver contemplated by Section 8.06(b) is not obtained prior to the Closing, the Company and each Investment Adviser Subsidiary shall reasonably cooperate with Parent with respect to commercially reasonable alternative arrangements for such Funds; provided, that such commercially reasonable arrangements shall not (i) materially modify the economic terms of the Contemplated Transactions, (ii) result in material costs or expenses of Parent or any Company Entity following the Closing or (iii) require Parent or any Company Entity to violate any Applicable Law or applicable Fund Documents.

(d)                                 In connection with obtaining the Negative Consents, the Investor Waivers, Fund Board Approvals and Fund Shareholder Approvals and other actions required by Section 8.06(a) and Section 8.06(b), at all times prior to the Effective Time, the Company shall, upon reasonable prior notice from Parent, keep Parent reasonably informed of the status of obtaining such Negative Consents, Investor Waivers, Fund Board Approvals and Fund Shareholder Approvals and shall make available to Parent copies of any executed Investor Waivers and, upon reasonable prior notice from Parent, make available for Parent’s inspection the originals of such Investor Waivers and any related materials and other records relating to such consent process.  Parent shall reasonably cooperate with the Company and its Affiliates in connection with the matters contemplated by this Section 8.06, including the solicitation of Consents contemplated hereby.  Without limiting the foregoing or the terms set forth in this Section 8.06, in connection with obtaining the Negative Consents, Investor Waivers, Fund Board Approvals and Fund Shareholder Approvals required under Section 8.06(a) and Section 8.06(b), (i) Parent shall have the reasonable opportunity to review drafts of the form and substance of any Notice, proxy statement or other materials to be distributed to the Funds or other Persons in order to obtain the necessary Negative Consent, Investor Waiver, Fund Board Approvals and Fund Shareholder

Approvals, (ii) the Company shall consider Parent’s reasonable comments in good faith prior to such distribution and (iii) the Company shall obtain Parent’s consent (such consent not to be unreasonably withheld) to the form and substance of such Notices, proxy statements or other such materials prior to such distribution. Such Notices to be distributed to the Funds or other Persons shall include reasonable disclosure with respect to the approach to potential conflicts of interest between the Company and Parent in light of the independent operation of the respective businesses.

(e)                                  The Company shall promptly notify Parent after the receipt by any Company Entity of any written notice that any Fund (i) has terminated or intends to terminate any Investment Advisory Arrangement or (ii) has sought, is seeking or intends to seek, to materially reduce any fees it will pay under any Investment Advisory Arrangement.

(f)                                   Prior to Closing, without the prior written consent of the Company, none of Parent or its Affiliates or their respective employees, directors, officers or agents will, directly or indirectly, contact or communicate with any Client of a Company Entity, any Investor in a Client of a Company Entity, any Affiliate of a Client of a Company Entity (including any member of the board of directors or trustees of any Fund) or any such Investor or consultant or similar Person regarding the transactions contemplated by this Agreement.

(g)                                  The Company shall use its reasonable best efforts to assure, prior to the Effective Time, that at least seventy-five percent (75%) of the members of the board of directors (or comparable governing body) of each Registered Fund are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the Company Entity that is the investment adviser of such Registered Fund.  Parent shall use its reasonable best efforts to assure compliance with the conditions of Section 15(f) of the Investment Company Act with respect to each Registered Fund from and after the Effective Time including, for the avoidance of doubt, compliance with the Section 15(f) covenant in the asset purchase agreement related to the appointment of Oaktree Capital Management, L.P. as the investment adviser to certain Registered Funds that have elected to be treated as business development companies, dated as of July 13, 2017, by and among Oaktree Capital Management, L.P., Fifth Street Management LLC, Fifth Street Asset Management Inc. and Fifth Street Holdings L.P.  Notwithstanding anything to the contrary contained herein (but without limiting Section 11.06), the covenants of the parties contained in this Section 8.06(g) are intended only for the benefit of the Parties and for no other Person.

(h)                                 The Company and Parent shall each bear 50% of all fees and expenses incurred in connection with the Consent solicitation contemplated by this Section 8.06, including any costs associated with any proxy solicitation.

(i)                                     Parent and its Affiliates shall give prompt notice to the Company of any inquiry or other communication received, to the Knowledge of Parent or Merger Sub, by such party from any Fund, any Investor in a Fund, any Affiliate of a Fund (including any member of the board of directors or trustees of any Fund) or any such Investor or any consultant or similar Person regarding the transactions contemplated by this Agreement.

Section 8.07.                          Takeover Statutes.  If any business combination, control share acquisition, fair price or similar statute is or becomes applicable to this Agreement, the Merger or the other Contemplated Transactions, each of Parent, Merger Sub and the Company and their respective boards of directors will (a) take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 8.08.                          OCGH Exchange.  Prior to the Effective Time, Parent, Merger Sub and the Company shall use reasonable best efforts to cause the OCGH Exchange to occur.

Section 8.09.                          Special Committee.  Prior to the earlier of the Effective Time and the termination of this Agreement, neither Parent nor the Company shall, and each shall not permit any of its Subsidiaries to, take any action intended to cause the Company to, without the consent of a majority of the then existing members of the Special Committee, eliminate the Special Committee, revoke or diminish the authority of the Special Committee or remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a director or member of such committee other than for cause.  For the avoidance of doubt, this Section 8.09 shall not apply to the filling, in accordance with the provisions of the applicable Company Organizational Documents, of any vacancies caused by the death, resignation or incapacity of any such director, provided that such director is independent and disinterested with respect to (i) the management of the Company and (ii) the Merger and the other Contemplated Transactions.

Section 8.10.                          Further Assurances.  Each of the Parties agrees that, upon the reasonable request of any other Party from time to time and without further cost or expense to the other, it shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the Contemplated Transactions (including cooperating with the other Parties to obtain any consent, approval or authorization necessary or desirable to preserve for any Company Entity any rights or benefits under any lease, license, commitment or other Contract to which such Company Entity is a party that has not been previously obtained) or to vest, perfect or confirm of record or otherwise in (x) the Surviving Company any and all right, title and interest in, to and under any asset acquired or to be acquired by the Surviving Company as a result of or in connection with the Merger, or (y) the Surviving SellerCo any and all right, title and interest in, to and under any asset acquired or to be acquired by the Surviving SellerCo as a result of or in connection with the Subsequent Merger, in each case to the extent that such action does not result in further cost or expense to any such Party, in order to more effectively consummate the Contemplated Transactions.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger. At and after the Subsequent Effective Time, the officers and directors of the Surviving SellerCo shall be authorized to execute and deliver, in the name and on behalf of SellerCo or Seller MergerCo, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the SellerCo or Seller MergerCo, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving SellerCo any and all right, title and interest in, to and under any of the rights, properties or assets of SellerCo acquired or to be acquired by the Surviving SellerCo as a result of, or in connection with, the Subsequent Merger.

Section 8.11.                          Notices of Certain Events.  From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 10.01, each of the Company and Parent shall promptly notify the other of:  (a) subject to Applicable Law, any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (b) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be likely to cause the failure of a condition set forth in Article 9. This Section 8.11 and any information provided hereunder will not, and will not be deemed to, limit, modify or otherwise affect any representation or warranty contained herein, the conditions to the obligations of the Parties to consummate the Contemplated Transactions or any party’s rights hereunder.

Section 8.12.                          Section 16 Matters.  Prior to the Effective Time, each of the Company and Parent shall take such reasonable steps as each determines in its discretion are required to cause the transactions in connection with the Mergers and any other disposition of equity securities of the Company or derivatives thereof or acquisitions of equity securities of Parent or derivatives thereof by each individual who (i) is an officer or director of the Company who or (ii) at the Effective Time is, or will become an officer or director (including a “director by deputization”) of Parent, in each case is or will become subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or Parent, as applicable, to be exempt from Section 16(b) of the 1934 Act pursuant to Rule 16b-3 under the 1934 Act.

Section 8.13.                          Stock Exchange De-Listing.  Prior to the Effective Time, the Company shall cooperate with Parent to, and Parent shall take such actions reasonably required to, cause the Class A Units to be de-listed from the NYSE and de-registered under the 1934 Act as soon as practicable following the Effective Time.

Section 8.14.                          Transaction Litigation.  Each of the Company and Parent shall promptly notify the other Party in writing, and shall give the other Party the opportunity to reasonably participate in the defense and settlement, of any shareholder or member claim or litigation (including any class action or derivative litigation) against or otherwise involving the Company, Parent or any of their respective affiliates and/or any of their directors or officers relating to this Agreement, the other Transaction Agreements, the Merger or any of the other Contemplated Transactions (other than any litigation involving a dispute between or among the Parties regarding this Agreement, the Merger or the other Contemplated Transactions).  No compromise or full or partial settlement of any such claim or litigation shall be agreed to by any Party without the other Party’s prior written consent.

Section 8.15.                          Confidentiality.  The Parties acknowledge that all non-public or other confidential information provided or made available by the Company or Parent to the other Party, their respective Affiliates or their respective Representatives in connection with this Agreement, the Merger or the other agreements contemplated hereby, including pursuant to

Section 6.03, is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01.                          Conditions to the Obligations of Each Party.  The obligations of the each Party to consummate the Merger and the Subsequent Merger are subject to the satisfaction of the following conditions:

(a)                                 this Agreement shall have been duly adopted by the Company Member Approval;

(b)                                 there shall not be in force an injunction or order of any court of competent jurisdiction or Governmental Authority of competent jurisdiction enjoining, prohibiting or rendering illegal the consummation of the Merger or the Subsequent Merger or the transactions contemplated hereby, in each case whether temporary, preliminary or permanent (a “Legal Restraint”);

(c)                                  (i) the filings, as applicable, under the Required Regulatory Filings/Approvals shall have been made and any applicable approvals, consents, authorizations, clearances or waiting periods (or any extension thereof) thereunder shall have been received and remain in effect (in the case of approvals, consents, authorizations or clearances) or expired or been terminated (in the case of waiting periods or any Waiting Period Extension) and (ii) with respect to OCMI, either (A) FINRA shall have provided written approval of the change in ownership contemplated by this Agreement pursuant to NASD Rule 1017, or (B) (1) 30 calendar days shall have elapsed after the making of the NASD Rule 1017 filing and such application shall not have been rejected; (2) the parties shall have notified FINRA that the Parties hereto intend to consummate the Closing pursuant to NASD Rule 1017 without written approval from FINRA; and (3) during such 30-day period, FINRA shall not have advised that the Parties are prohibited from consummating the Closing without FINRA’s prior approval of the transactions contemplated hereby or that FINRA expects to disapprove of the filing;

(d)                                 the CFIUS Clearance shall have been obtained and shall be in full force and effect and the ITAR Pre-Notification Requirement, if applicable, shall have been satisfied;

(e)                                  the Registration Statement shall have been declared effective by the SEC under the 1933 Act at least twenty (20) Business Days prior to the Closing Date, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn;

(f)                                   the Parent Class A Shares to be issued in the Merger and the Subsequent Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(g)                                  the OCGH Exchange shall have been completed in accordance with the terms of the Support Agreement;

(h)                                 (i) the forms of the Restructuring Agreement, Exchange Agreement and TRA Amendment shall have been agreed upon pursuant to Section 8.03, (ii) each of the Company, Parent and Merger Sub and their respective Affiliates, as applicable, shall have entered into the Transaction Agreements (other than the Support Agreement), and (iii) each of the Transaction Agreements (other than the Support Agreement) shall be valid, binding and in full force and effect and shall not have been repudiated by any party thereto (provided, that the right to assert this condition shall not be available to any party if the failure of such condition to be satisfied was due to any wrongful action or omission by such party or its Affiliates); and

(i)                                     the Client Consent Percentage shall be no less than eighty-two and one-half percent (82.5%).

Section 9.02.                          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the Subsequent Merger are subject to the satisfaction of the following further conditions (any or all of which may be waived by Parent and Merger Sub in whole or in part to the extent permitted by Applicable Law):

(a)                                 (i) the representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (other than the Fundamental Representations and the representations and warranties of the Company contained in Section 4.06(a) (Capitalization) and Section 4.10(a) (Absence of Certain Changes)), without giving effect to any materiality and Material Adverse Effect qualifications contained therein, shall be true at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) the Fundamental Representations of the Company contained in this Agreement shall be true in all material respects at and as of the Closing Date as if made at and as of such time (other than Fundamental Representations that by their terms address matters only as of another specified time, which shall be true only as of such time), (iii) the representations and warranties of the Company in Section 4.06(a) (Capitalization) of this Agreement shall be true in all respects at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except for any failures to be so true that are de minimis and (iv) the representation and warranty contained in Section 4.10(a) (Absence of Certain Changes) shall be true in all respects at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time);

(b)                                 each of the Company, SellerCo and Seller MergerCo shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing (or any non-performance shall have been cured) in all material respects; and

(c)                                  Parent shall have received a certificate signed by a senior executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b).

Section 9.03.                          Conditions to the Obligations of the Company, SellerCo and Seller MergerCo.  The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions:

(a)                                 the representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or other writing delivered by the Parent or Merger Sub pursuant hereto (other than the Fundamental Representations and the representations and warranties of Parent and Merger Sub contained in Section 5.06(a) (Capitalization) and Section 5.08 (Absence of Certain Changes)), without giving effect to any materiality and Parent Material Adverse Effect qualifications contained therein, shall be true at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) the Fundamental Representations of Parent and Merger Sub contained in this Agreement shall be true in all material respects at and as of the Closing Date as if made at and as of such time (other than Fundamental Representations that by their terms address matters only as of another specified time, which shall be true only as of such time), (iii) the representations and warranties of the Company in Section 5.06(a) (Capitalization) of this Agreement shall be true in all respects at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except for any failures to be so true that are de minimis, and (iv) the representation and warranty contained in Section 5.08 (Absence of Certain Changes) shall be true in all respects at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time).

(b)                                 each of Parent and Merger Sub shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing (or any non-performance shall have been cured) in all material respects; and

(c)                                  the Company shall have received a certificate signed by a senior executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b).

ARTICLE 10
TERMINATION

Section 10.01.                   Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Members of the Company, except as provided in Section 10.01(c)(i)):

(a)                                 by mutual written agreement of the Company and Parent;

(b)                                 by either the Company or Parent, if:

(i)                                     the Merger has not been consummated on or before the twelve (12)-month anniversary of the date hereof (the “End Date”); provided, however, that if on the initial

End Date the conditions set forth in Section 9.01(c) or Section 9.01(d) (or, solely to the extent in relation to the matters addressed by Section 9.01(c) or Section 9.01(d), the condition set forth in Section 9.01(b)) are not satisfied but all the other conditions to Closing set forth in Article 9 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied), then either of Parent or the Company may, in its sole discretion, extend the End Date by three (3) months by providing notice of such extension to the other Party, in which case the End Date shall be deemed for all purposes to be such later date (which, for the avoidance of doubt shall be no later than the fifteen (15) month anniversary of the date hereof); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement is a primary cause of the failure of the Merger to be consummated by such time;

(ii)                                  there shall be any Legal Restraint that shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement is a primary cause of the existence of such Legal Restraint;

(iii)                               CFIUS communicates to the parties its intent to send a report to the President recommending that the President suspend or prohibit the Contemplated Transactions or a CFIUS Turndown occurs; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement is the primary cause of the receipt of the CFIUS Turndown; or

(iv)                              in the event that a Company Meeting Election has been made pursuant to Section 8.02(h), if the Company Member Approval shall not have been obtained by the time that the Company Meeting (including any adjournments or postponements thereof) shall have been concluded; or

(c)                                  by Parent:

(i)                                     prior to obtaining the Company Member Approval, if a Triggering Event shall have occurred; or

(ii)                                  if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or Section 9.02(b), as applicable, not to be satisfied, and such breach or failure to perform is (A) incapable of being cured by the End Date or (B) if capable of being cured before the End Date, is not cured within thirty (30) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 10.01(c)(ii) and the basis for such termination; provided, that, at the time of the delivery of such notice, none of Parent or Merger Sub shall be in material breach of its or their obligations under this Agreement; or

(iii)                               in the event of a Support Agreement Failure or a Written Consent Failure.

(d)                                 by the Company if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.01, Section 9.03(a) or Section 9.03(b), as applicable, not to be satisfied, and such breach or failure to perform is (A) incapable of being cured by the End Date or (B) if capable of being cured before the End Date, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 10.01(d) and the basis for such termination; provided, that, at the time of the delivery of such notice, the Company shall not be in material breach of its obligations under this Agreement; or

(ii)                                  (A) all of the conditions set forth in Sections 9.01 and 9.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (B) the Company has confirmed to Parent in writing that all of the conditions set forth in Sections 9.01 and 9.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and (C) within two Business Days of the Company’s delivery of such written notice, Parent fails to consummate the transactions.

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other Party.

Section 10.02.                   Effect of Termination.  Subject to Section 11.04(b), if this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any Party (or any stockholder, member, director, officer, employee, agent, consultant or other Representative of such Party) to the other Party hereto; provided that, subject to the first sentence of Section 11.04(d), none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its Fraud in the making of its representations and warranties in Article 4 and Article 5, as applicable, or Willful Breach of its covenants or agreements contained in this Agreement (which liabilities or damages, in the case of the Company, shall include the loss to the holders of Class A Units and the Exchanging Oaktree Partnership Holders of the economic benefits of the Mergers, including the loss of the premium offered to the holders of the Class A Units and, assuming the completion of the OCGH Exchange, the holders of the SellerCo Units, based on the value of the consideration that would have otherwise been payable to such holders (taking into consideration all relevant matters, including the time value of money and the loss of other opportunities)).  The provisions of this Section 10.02 and Article 1 (Definitions), the other definitions set forth herein, Section 4.32 (Company Acknowledgement of Disclaimer of Other Representations and Warranties), Section 5.17 (Parent and Merger Sub Acknowledgement of Disclaimer of Other Representations and Warranties), Section 8.05 (Confidentiality), Section 1.01(a) (Consent solicitation costs) Section 11.01 (Notices), Section 11.03 (Amendments and Waivers), Section 11.04 (Expenses), Section 11.05 (Disclosure Schedule References), Section 11.06 (Binding Effect; Benefit; Assignment), Section 11.07 (Governing Law), Section 11.08 (Jurisdiction), Section 11.09 (Waiver of Jury

Trial), Section 11.10 (Counterparts; Effectiveness), and Section 11.11 (Entire Agreement) and the last sentence of Section 6.03 (Access to Information) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

Section 11.01.                   Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be given by hand delivery, delivery with signature required by a reputable express mail provider, certified mail (return receipt requested) or by e-mail of a PDF document, addressed as follows:

if to Parent or Merger Sub, to:

Brookfield Asset Management Inc.
181 Bay Street

Toronto, Ontario

M5J 2V1
Attention:  Jessica Diab
Email:  jessica.diab@brookfield.com

with a copy, which shall not constitute notice, to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:  Michael J. Aiello, Matthew J. Gilroy and Eoghan P. Keenan

Email:	michael.aiello@weil.com
matthew.gilroy@weil.com
eoghan.keenan@weil.com

if to the Company, to:

Oaktree Capital Group, LLC
333 Grand Avenue, 28th Floor
Los Angeles, CA 90071
Attention:  Todd Molz, General Counsel and Chief Administrative Officer
Email:  tmolz@oaktreecapital.com

with a copy, which shall not constitute notice, to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:  Elizabeth A. Cooper, Benjamin P. Schaye, Thomas A. Wuchenich

Email:	ecooper@stblaw.com

ben.schaye@stblaw.com
twuchenich@stblaw.com

or to such other address as such party may hereafter specify for the purpose by notice to the other Parties.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 8:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.                   No Survival of Representations and Warranties.  The representations, warranties, agreements and covenants contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the representations and warranties contained in Section 4.32 (Company Acknowledgement of Disclaimer of Other Representations and Warranties) and Section 5.17 (Parent and Merger Sub Acknowledgement of Disclaimer of Other Representations and Warranties) and the agreements and covenants set forth in this Agreement that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 11.03.                   Amendments and Waivers.  (a)  Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided, that after adoption of this Agreement by the Members, no amendment shall be made which by law requires further approval of the Members without the further approval of such Members. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties hereto.

(b)                                 No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.                   Expenses; Termination Fee.  (a)  General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)                                 Termination Fees.

(i)                                     Termination Fee.

(A)                               If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) then the Company shall pay to Parent in immediately available funds $225,000,000 (the “Termination Fee”) within one Business Day after such termination.

(B)                               If (1) this Agreement is terminated by (I) Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iv) or (II) Parent pursuant to Section 10.01(c)(ii) as a result of a Willful Breach by the Company, (2) after the date of this Agreement and prior to such termination, an Acquisition Transaction shall have been publicly announced or otherwise been communicated to the Company Board or Special Committee and not withdrawn and (3) within twelve (12) months following the date of such termination, (x) an Acquisition Transaction shall have been consummated or (y) a definitive agreement with respect to an Acquisition Transaction shall have been entered into and such Acquisition Transaction is subsequently consummated (provided, that for purposes of this clause (B), (including for purposes of the definition of Acquisition Proposal) each reference to “twenty percent (20%)” in the definition of Acquisition Transaction shall be deemed to be a reference to “fifty percent (50%)”), then the Company shall pay to Parent in immediately available funds, concurrently with the consummation of an Acquisition Transaction described in clause (3), the Termination Fee.

(c)                                  Other Costs and Expenses.  Each of Parent and Merger Sub, the Company, SellerCo and Seller MergerCo acknowledges that the agreements contained in Section 11.04(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.  Accordingly, if either Parent or the Company fails promptly to pay any amount due to the other Party pursuant to Section 11.04(b), it shall also pay any costs and expenses incurred by such other Party in connection with a legal action to enforce this Agreement that results in a judgment against the Party that has failed to pay for such amount, together with interest on the amount of any unpaid fee, cost or expense at a rate of five percent (5%) per annum.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred and sixty five (365) days and the actual number of days elapsed.

(d)                                 Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 11.04 and such Termination Fee is paid in full, except in the case of a termination of this Agreement pursuant to Section 10.01(c)(i) or Section 10.01(c)(ii), in either case resulting from a Willful Breach by the Company (for the avoidance of doubt, only to the extent committed by or on behalf of the Company by the Company’s executive officers or directors or any of the Company’s or its Subsidiaries’ Representatives acting at the direction of an executive officer or director of the Company), the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub, and Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 11.05.      Disclosure Schedule References.  The Parties agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub (as applicable) that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of the Company, Parent or Merger Sub (as applicable) that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent.  The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

Section 11.06.      Binding Effect; Benefit; Assignment.  (a)  Subject to Section 11.06(b), the provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.  Except as provided in Section 7.03 (Director and Officer Liability) or Section 10.02 (Effect of Termination), and other than the right of any holder of Class A Units to receive Merger Consideration as contemplated by Article 2, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b)           No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each of the other Parties, except that Parent or Merger Sub may transfer or assign its respective rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their respective Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its respective obligations hereunder or enlarge, alter or change any obligation of any other Party or due to Parent or Merger Sub. Any purported assignment, delegation or other transfer without such consent shall be null and void ab initio.

Section 11.07.      Governing Law.  This Agreement and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the negotiation, execution or performance hereof or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 11.08.      Jurisdiction.  The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.

Section 11.09.      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10.      Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts (including by facsimile or other electronic means), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties.  Until and unless each Party has received a counterpart hereof signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.      Entire Agreement; Third-Party Beneficiaries.  This Agreement, the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement except for (i) the rights of the Company’s Members to receive the Merger Consideration, (ii) the right of the Company, on behalf of its Members and on behalf of the Exchanging Oaktree Partnership Holders, to pursue damages, including lost premium, in the event of Parent’s or Merger Sub’s Willful Breach of this Agreement or Fraud, which right is hereby acknowledged and agreed by Parent and Merger Sub, and (iii) as provided in Section 7.03 (which is intended for the benefit of the Company’s former and current officers and directors and other indemnitees, all of whom shall be third-party beneficiaries of these provisions), are not intended to confer upon any Person other than the parties hereto any rights, benefits, remedies, obligations or liabilities hereunder.

Section 11.12.      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.      Specific Performance.  The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor.

Accordingly, the Parties agree that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 11.08, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.  For the avoidance of doubt, in circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger.  Notwithstanding anything herein to the contrary, if, prior to the End Date, any Party brings any suit, action or proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by the amount of time during which such suit, action or proceeding is pending, plus twenty (20) Business Days, or such longer time period established by the court presiding over such suit, action or proceeding, if any.

Section 11.14.      No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith (other than any letter of transmittal or the Support Agreement), by its acceptance of the benefits of this Agreement, Parent and Merger Sub each covenants, agrees and acknowledges that no persons other than the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that the Members, Oaktree Partnership, Oaktree GP and limited partners of the Oaktree Partnership and their respective affiliates or their respective managing members or general partners may be partnerships or limited liability companies, neither Parent nor Merger Sub has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers or general or limited partners of any of the Company or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate or agent of any of the foregoing (collectively, but not including the Company, each “Non-Recourse Party”), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

OAKTREE CAPITAL GROUP LLC

By:	/s/ Howard Marks
Name: Howard Marks
Title: Co-Chairman

By:	/s/ Bruce Karsh
Name: Bruce Karsh
Title: Co-Chairman and Chief Investment Officer

OSLO HOLDINGS LLC

By:	Oaktree Capital Group Holdings, L.P., its sole member
	By:	Oaktree Capital Group Holdings GP, LLC,its general partner

By:	/s/ Howard Marks
Name: Howard Marks
Title: Co-Chairman

By:	/s/ Bruce Karsh
Name: Bruce Karsh
Title: Co-Chairman and Chief Investment Officer

OSLO HOLDINGS MERGER SUB LLC

By:	Oaktree Holdings, LLC, its managing member
	By:	Oaktree Capital Group, LLC, its managing member

By:	/s/ Howard Marks
Name: Howard Marks
Title: Co-Chairman

By:	/s/ Bruce Karsh
Name: Bruce Karsh
Title: Co-Chairman and Chief Investment Officer

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BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name: Justin Beber
Title: Chief Legal Officer

BERLIN MERGER SUB, LLC

By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Vice-President

2